UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

[ ] Pre-Effective                                       [ ] Post-Effective
    Amendment No.                                           Amendment No.

                      KEYSTONE STRATEGIC GROWTH FUND (K-2)
               (Exact name of registrant as specified in charter)

                 Area Code and Telephone Number: (617) 210-3200

                               200 Berkeley Street
                           Boston, Massachusetts 02116
                    (Address of principal executive offices)

                            Rosemary D. Van Antwerp, Esq.
                     Keystone Investment Management Company
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                    (Name and address of agent for service)




     Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940 (File No. 002-10660); accordingly, no fee is payable herewith. Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended October 31, 1996 was filed with the Commission on December 13, 1996.

     It is proposed that this filing will become effective thirty days after filing pursuant to Rule 488 under the Securities Act of 1933.

                         KEYSTONE STRATEGIC GROWTH FUND (K-2)

                              CROSS REFERENCE SHEET

            Pursuant to Rule 481(a) under the Securities Act of 1933

                                           Location in Prospectus/Proxy
Item of Part A of Form N-14                            Statement

1.  Beginning of Registration Statement    Cross Reference Sheet; Cover Page
    and Outside Front Cover Page of
    Prospectus

2. Beginning and Outside Back Cover Page Table of Contents of Prospectus

3.  Synopsis                               Comparison of Fees and Expenses;
    Information and Risk Factors           Summary; Risks; Comparison of
                                           Investment Objectives and Policies

4.  Information About the Transaction      Summary; Reasons for the
                                           Reorganization; Comparative
                                           Information on Shareholders' Rights;
                                           Exhibit A (Agreement and Plan of
                                           Reorganization)

5.  Information about the Registrant       Cover Page; Summary; Comparison of
                                           Investment Objectives and Policies;
                                           Comparative Information on
                                           Shareholders' Rights; Additional
                                           Information

6.  Information about the Company          Cover Page; Summary; Comparison of
    Being Acquired                         Investment Objectives and Policies;
                                           Comparative Information on
                                           Shareholders' Rights; Additional
                                           Information

7.  Voting Information                     Cover Page; Summary; Voting
                                           Information Concerning the Meeting

8.  Interest of Certain Persons            Financial Statements and Experts;
    and Experts                            Legal Matters

9.  Additional Information Required for    Inapplicable
    Reoffering by Persons Deemed to be
    Underwriters

Item of Part B of Form N-14

10.  Cover Page                            Cover Page

11.  Table of Contents                     Omitted

12.  Additional Information About the      Statement of Additional Information
     Registrant                            of Keystone Strategic Growth Fund
                                           (K-2) dated February 28, 1997

13.  Additional Information about          Statement of Additional Information
     the Company Being Acquired            of Keystone Mid-Cap Growth Fund (S-3)
                                           dated December 10, 1996, as
                                           supplemented December 11, 1996

14.  Financial Statements                  Financial Statements dated
                                           October 31, 1996 of Keystone
                                           Strategic Growth Fund (K-2)

                                           Financial Statements dated August 31,
                                           1996 and February 28, 1997 of
                                           Keystone Mid-Cap Growth Fund (S-3)
Item of Part C of Form N-14

15.  Indemnification                       Incorporated by Reference to Part A
                                           Caption - "Comparative Information
                                           on Shareholders' Rights - Liability
                                           and Indemnification of Trustees"

16.  Exhibits                              Item 16. Exhibits

17.  Undertakings                          Item 17. Undertakings

                            [EVERGREEN KEYSTONE LOGO]




May, 1997


Dear Shareholder:

We are please to announce that the Evergreen Keystone merger is well underway, and with the combined power of Evergreen Keystone we will be able to bring our investment and service capabilities to a new level. One of the areas we are focusing on is merging funds with similar objectives to maximize the potential for greater operating efficiencies and lower overall fees and expenses.

The enclosed Prospectus/Proxy Statement contains our proposal to combine the Keystone Mid-Cap Growth Fund (S-3) with the Keystone Strategic Growth Fund (K-2). This proposal is scheduled to be voted on at a special meeting of shareholders of the Keystone Mid-Cap Growth Fund (S-3) on June 30, 1997.

The merger has been structured as a tax-free transaction for shareholders. We believe it will result in one combined fund with lower management fees and operating expenses and greater efficiencies than two separate funds. This merger is not expected to affect the total value of your investment.

SUMMARY OF BENEFITS

o        Lower management fees and operating expenses
o        Potential for greater operating efficiencies

The Fund's Trustees have very carefully reviewed this proposed reorganization and believe it is in the best interests of shareholders. They recommend you vote FOR the proposal, which is described in detail in the attached Prospectus/Proxy Statement.

VOTING INSTRUCTIONS

This package contains the materials you will need to vote. To vote, please sign the attached proxy card and return it today in the postage-paid envelope. It is extremely important that you vote, no matter how many shares you own. This is an opportunity to voice your opinion on any important matter affecting your investment. Voting promptly helps to reduce the cost of additional mailings.

If you have any questions regarding the proposed transaction or if you would like additional information about the Evergreen Keystone family of mutual funds, please telephone your financial adviser or Evergreen Keystone at 1-800-xxx-xxxx.


Albert H. Elfner, III                                George S. Bissell
CHAIRMAN                                             CHAIRMAN OF THE BOARD
Keystone Investment Management Company               Keystone Funds

                       KEYSTONE MID-CAP GROWTH FUND (S-3)
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                                                            May [ __ ], 1997

Dear Shareholder:

         On December 11, 1996, Keystone Investments, Inc. was acquired by First Union Keystone, Inc., a subsidiary of First Union Corporation, the nation's sixth largest bank holding company. First Union Keystone, Inc. is the parent of Keystone Investment Management Company ("Keystone"), the investment adviser to a group of mutual funds with assets of $9.6 billion as of February 28, 1997. Your Fund, the Keystone Mid-Cap Growth Fund (S-3) (the "Mid-Cap Growth Fund"), is advised by Keystone and is a member of the Evergreen Keystone family of mutual funds.

         To achieve possible economies of scale and facilitate the investment management of assets, and the delivery of shareholder services, it is proposed that your Fund be combined with the Keystone Strategic Growth Fund (K-2) (the "Strategic Growth Fund"), a mutual fund also advised by Keystone. Your Fund and the Strategic Growth Fund have identical investment objectives and similar investment policies. Under the proposed Agreement and Plan of Reorganization (the "Plan"), the Strategic Growth Fund would acquire all the assets of your Fund and assume [ _____ ] liabilities of the Mid-Cap Growth Fund in exchange for shares of the Strategic Growth Fund (the "Reorganization"). You will receive shares of the Strategic Growth Fund having the same distribution-related fees, shareholder servicing-related fees, and contingent deferred sales charges, if any, as the shares of Mid-Cap Growth Fund held by you prior to the Reorganization. As of February 28, 1997, the Mid-Cap Growth Fund had net assets of approximately $297.3 million and the Strategic Growth Fund had approximately $521.9 million of net assets. If the Reorganization had occurred as of February 28, 1997, the Strategic Growth Fund's net assets would have been approximately $819.2 million. We believe that the proposed combination will achieve the goals of efficient investment management and delivery of shareholder services.

         The proposed transaction will not result in any federal income tax liability for you or for the Mid-Cap Growth Fund. As a shareholder of the Strategic Growth Fund, you will continue to have the ability to exchange your shares for the shares of the other funds in the Evergreen Keystone family of mutual funds. Following completion of the Reorganization, your Fund will be liquidated.

         The Trustees of Mid-Cap Growth Fund have called a special meeting of shareholders of the Fund to be held on June 30, 1997 to consider the proposed transaction. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

19219

         Detailed information about the proposed transaction is described in the enclosed Prospectus/Proxy Statement. We thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

         A copy of the Strategic Growth Fund Prospectus accompanies the Prospectus/Proxy Statement. We urge you to read the Prospectus and retain it for future reference.

         If you have any questions regarding the proposed transaction or if you would like additional information about the Evergreen Keystone family of mutual funds, please telephone 1-800-xxx-xxxx.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED AS SOON AS POSSIBLE.





Albert H. Elfner, III                                George S. Bissell
CHAIRMAN                                             CHAIRMAN OF THE BOARD
Keystone Investment Management Company               Keystone Funds







19219

                       KEYSTONE MID-CAP GROWTH FUND (S-3)
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116

               --------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 30, 1997
               --------------------------------------------------


         NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of Shareholders of Keystone Mid-Cap Growth Fund (S-3) will be held at the offices of the Fund, 200 Berkeley Street, Boston, Massachusetts on Monday, June 30, 1997 at 3:00 p.m., Eastern time, for the following purposes:

1. To approve or disapprove an Agreement and Plan of Reorganization (the "Plan"), providing for the acquisition of all of the assets of the Keystone Mid-Cap Growth Fund (S-3) (the "Mid-Cap Growth Fund") by the Keystone Strategic Growth Fund (K-2) (the "Strategic Growth Fund") in exchange for shares of the Strategic Growth Fund, and the assumption by the Strategic Growth Fund of [ ___ ] liabilities of the Mid-Cap Growth Fund. The Plan also provides for distribution of such shares of the Strategic Growth Fund to shareholders of the Mid-Cap Growth Fund in liquidation and subsequent termination of the Mid-Cap Growth Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of the Mid-Cap Growth Fund.

2. To transact any other business that may properly come before the Meeting or any adjournment thereof.

         The Trustees of the Mid-Cap Growth Fund have fixed the close of business on May 2, 1997 as the record date for the determination of shareholders of the Mid-Cap Growth Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

 IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                                              By Order of the Board of Trustees

                                              George O. Martinez
May [ ___ ], 1997                             SECRETARY

19219

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

     The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

     1. INDIVIDUAL ACCOUNTS: Sign your name exactly as it appears in the Registration on the proxy card(s).

     2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

     3. ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

         REGISTRATION                               VALID SIGNATURE

         Corporate Accounts
         (1) ABC Corp.                             ABC Corp.
         (2) ABC Corp.                             John Doe, Treasurer
         (3) ABC Corp.
              c/o John Doe, Treasurer              John Doe, Treasurer
         (4) ABC Corp. Profit Sharing Plan         John Doe, Trustee

         Trust Accounts
         (1) ABC Trust                             Jane B. Doe, Trustee
         (2) Jane B. Doe, Trustee                  Jane B. Doe
              u/t/d 12/28/78

         Custodial or Estate Accounts
         (1) John B. Smith, Cust.                  John B. Smith
              f/b/o John B. Smith, Jr. UGMA
         (2) John B. Smith, Jr.                    John B. Smith, Jr., Executor

SUBJECT TO COMPLETION, APRIL 11, 1997
PRELIMINARY COPY

               PROSPECTUS/PROXY STATEMENT DATED MAY [ ___ ], 1997

                            Acquisition of Assets of

                       KEYSTONE MID-CAP GROWTH FUND (S-3)
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                        By and in Exchange for Shares of

                      KEYSTONE STRATEGIC GROWTH FUND (K-2)
                               200 Berkeley Street
                           Boston, Massachusetts 02116


         This Prospectus/Proxy Statement is being furnished to shareholders of Keystone Mid-Cap Growth Fund (S-3) (the "Mid-Cap Growth Fund") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of the Mid-Cap Growth Fund for consideration at a Special Meeting of Shareholders to be held on June 30, 1997 at 3:00 p.m. at the offices of the Fund, 200 Berkeley Street, Boston, Massachusetts, and any adjournments thereof (the "Meeting"). The Plan provides for all of the assets of the Mid-Cap Growth Fund to be acquired by the Strategic Growth Fund in exchange for shares of the Strategic Growth Fund and the assumption by the Strategic Growth Fund of [ ___ ] liabilities of the Mid-Cap Growth Fund (hereinafter referred to as the "Reorganization"). Following the Reorganization, shares of the Strategic Growth Fund will be distributed to shareholders of the Mid-Cap Growth Fund in liquidation of the Mid-Cap Growth Fund, and the Mid-Cap Growth Fund will be terminated. Holders of shares of the Mid-Cap Growth Fund will receive shares of the Strategic Growth Fund having the same distribution-related fees, shareholder servicing-related fees, and contingent deferred sales charges ("CDSCs"), if any, as the shares of the Mid-Cap Growth Fund held by them prior to the Reorganization. As a result of the proposed Reorganization, shareholders of the Mid-Cap Growth Fund will receive that number of full and fractional shares of the Strategic Growth Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Mid-Cap Growth Fund. The Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

         The Strategic Growth Fund is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective of the Strategic Growth Fund is to provide shareholders with growth of capital.

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Strategic Growth Fund that shareholders of the Mid-Cap Growth Fund should know before voting on the Reorganization. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated May [ __ ], 1997, relating to this Prospectus/Proxy Statement and the Reorganization, which includes the financial statements of the Strategic Growth Fund dated October 31, 1996 and the financial statements of the Mid-Cap Growth Fund dated August 31, 1996, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Strategic Growth Fund at 200 Berkeley Street, Boston, Massachusetts, 02116 or by calling toll-free 1-800-343-2898.

         The Prospectus of the Strategic Growth Fund dated February 28, 1997 and its Annual Report for the fiscal year ended October 31, 1996 are incorporated herein by reference in their entirety. Shareholders of the Mid-Cap Growth Fund will receive, with this Prospectus/Proxy Statement, copies of the Prospectus pertaining to the shares of the Strategic Growth Fund that they will receive as a result of the consummation of the Reorganization. Additional information about the Strategic Growth Fund is contained in its Statement of Additional Information of the same date, which has been filed with the SEC and which is available upon request and without charge by writing or calling to the Strategic Growth Fund at the address or telephone number listed in the preceding paragraph.

         The Prospectus of the Mid-Cap Growth Fund dated December 10, 1996, as supplemented December 11, 1996, is incorporated herein in its entirety by reference. Copies of the Mid-Cap Growth Fund's Prospectus and its Statement of Additional Information dated December 10, 1996, as supplemented December 11, 1996, are available upon request and without charge by writing to the Mid-Cap Growth Fund at 200 Berkeley Street, Boston, Massachusetts 02116 or by calling toll-free 1-800-343-2898.

         Included as Exhibit A to this Prospectus/Proxy Statement is a copy of the Plan.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF FIRST UNION CORPORATION ("FIRST UNION") OR ANY OF ITS SUBSIDIARIES, ARE NOT ENDORSED OR GUARANTEED BY FIRST UNION OR ANY OF ITS SUBSIDIARIES, AND ARE NOT INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

19219

                                TABLE OF CONTENTS



                                                                        PAGE
COMPARISON OF FEES AND EXPENSES..........................................
SUMMARY..................................................................
         Proposed Plan of Reorganization.................................
         Tax Consequences................................................
         Investment Objectives and Policies
               of the Strategic Growth Fund
                  and the Mid-Cap Growth Fund ...........................
         Comparative Performance Information of Each Fund................
         Management of the Funds.........................................
         Investment Adviser..............................................
         Portfolio Management............................................
         Distribution of Shares..........................................
         Purchase and Redemption Procedures..............................
         Exchange Privileges.............................................
         Dividend Policy.................................................
RISKS....................................................................
REASONS FOR THE REORGANIZATION...........................................
         Agreement and Plan of Reorganization............................
         Federal Income Tax Consequences.................................
         Pro-forma Capitalization........................................
         Shareholder Information.........................................
COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.........................
COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS .........................
         Form of Organization............................................
         Capitalization..................................................
         Shareholder Liability...........................................
         Shareholder Meetings and Voting Rights..........................
         Liquidation or Dissolution......................................
         Liability and Indemnification of Trustees.......................
         Rights of Inspection............................................
ADDITIONAL INFORMATION...................................................
VOTING INFORMATION CONCERNING THE MEETING ...............................
FINANCIAL STATEMENTS AND EXPERTS.........................................
LEGAL MATTERS............................................................
OTHER BUSINESS...........................................................


19219

                         COMPARISON OF FEES AND EXPENSES

         The amounts for shares of the Strategic Growth Fund set forth in the following tables and examples are based on the expenses for the fiscal year ended October 31, 1996. The amounts for shares of the Mid-Cap Growth Fund set forth in the following tables and in the examples are based on the Mid-Cap Growth Fund's fiscal year ended August 31, 1996. The amounts for the Strategic Growth Fund pro forma are based on what the combined expenses would have been for the twelve months ended October 31, 1996.

         The following tables show, for the Strategic Growth Fund and the Mid-Cap Growth Fund, the shareholder transaction expenses and annual fund operating expenses associated with an investment in shares of each Fund.

                     COMPARISON OF STRATEGIC GROWTH FUND SHARES WITH MID-CAP GROWTH FUND SHARES

                                                 STRATEGIC GROWTH           MID-CAP GROWTH          STRATEGIC GROWTH
                                                       FUND                      FUND                FUND PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES
MAXIMUM SALES LOAD IMPOSED ON               NONE                       NONE                      NONE
PURCHASES (AS A PERCENTAGE OF OFFERING
PRICE)
MAXIMUM SALES LOAD IMPOSED ON               NONE                       NONE                      NONE
REINVESTED DIVIDENDS (AS A PERCENTAGE
OF OFFERING PRICE)
CONTINGENT DEFERRED SALES CHARGE (AS A      4.00% IN THE FIRST YEAR,   4.00% IN THE FIRST        4.00% IN THE FIRST
PERCENTAGE OF ORIGINAL PURCHASE PRICE       DECLINING TO 1.00% IN      YEAR, DECLINING TO        YEAR, DECLINING TO
OR REDEMPTION PROCEEDS, WHICHEVER IS        THE FOURTH YEAR AND        1.00% IN THE FOURTH       1.00% IN THE FOURTH
LOWER)                                      0.00% THEREAFTER           YEAR AND 0.00%            YEAR AND 0.00%
                                                                       THEREAFTER                THEREAFTER
EXCHANGE FEE                                NONE                       NONE                      NONE
ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET
ASSETS)
   ADVISORY FEES                            0.60%                      0.66%                     0.60%
   12B-1 FEES(1)                            0.97%                      0.72%                     0.86%
   OTHER EXPENSES                           0.34%                      0.36%                     0.29%
ANNUAL FUND OPERATING EXPENSES              1.91%                      1.74%                     1.75%
------------------------------------------  -------------------------- ------------------------- -----------------------

(1) FOR EACH FUND, A PORTION OF THE 12B-1 FEES EQUIVALENT TO 0.25 OF 1% OF AVERAGE NET ASSETS WILL BE SHAREHOLDER SERVICING-RELATED. DISTRIBUTION-RELATED 12B-1 FEES WILL BE LIMITED TO 0.75 OF 1% OF AVERAGE NET ASSETS AS PERMITTED UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.



 EXAMPLES. The following table shows for each Fund, and for the Strategic Growth Fund, assuming consummation of the Reorganization, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period.



                          STRATEGIC GROWTH FUND           MID-CAP GROWTH FUND         STRATEGIC GROWTH FUND
                                                                                                               PRO FORMA
                      One   Three  Five    Ten       One    Three  Five   Ten      One   Three  Five    Ten
                      Year  Years  Years   Years     Year   Years  Years  Years    Year  Years  Years  Years
Assuming
redemption at end of
period                $59   $80    $103    $223      $58    $75    $94    $205     $58   $75    $95     $206
Assuming no           $19   $60    $103    $223      $18    $55    $94    $205     $18   $55    $95     $206
redemption at end of
period
--------------------- ----- ------ ------  -----     -----  -----  ----- -------   ----- ----- ------  -----


        The purpose of the foregoing examples is to assist a Mid-Cap Growth Fund shareholder in understanding the various costs and expenses that an investor in the Strategic Growth Fund, as a result of the Reorganization, would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in the Mid-Cap Growth Fund. These examples should not be considered a representation of past or future expenses or annual returns. Actual expenses may be greater or less than those shown.
Moreover, while the examples assume a 5% annual return, a Fund's actual performance will vary and may result in actual returns greater or less than 5%.


                                     SUMMARY

        THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ADDITIONAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, THE PROSPECTUS OF THE STRATEGIC GROWTH FUND DATED FEBRUARY 28, 1997, AND THE PROSPECTUS OF THE MID-CAP GROWTH FUND DATED DECEMBER 10, 1996, AS SUPPLEMENTED DECEMBER 11, 1996 (WHICH ARE INCORPORATED HEREIN BY REFERENCE), AND THE PLAN, A FORM OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS EXHIBIT A.

PROPOSED PLAN OF REORGANIZATION

         The Plan provides for the transfer of all of the assets of the Mid-Cap Growth Fund in exchange for shares of the Strategic Growth Fund and the assumption by the Strategic Growth Fund of [ ____ ] liabilities of the Mid-Cap Growth Fund. (The Mid-Cap Growth Fund and the Strategic Growth Fund each may also be referred to in this Prospectus/Proxy Statement as a "Fund" and together, as the "Funds".) The Plan also calls for the distribution of shares of the Strategic Growth Fund to Mid-Cap Growth Fund shareholders in liquidation of the Mid-Cap Growth Fund as part of the Reorganization. As a result of the Reorganization, the shareholders of the Mid-Cap Growth Fund will become the owners of that number of full and fractional shares of Strategic Growth Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of the Mid-Cap Growth Fund as of the close of business immediately prior to the date that the Mid-Cap Growth Fund's assets are exchanged for shares of the Strategic Growth Fund.

        The Trustees of the Mid-Cap Growth Fund, including the Trustees who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Trustees"), have concluded that the Reorganization would be in the best interests of shareholders of the Mid-Cap Growth Fund and that the interests of the shareholders of the Mid-Cap Growth Fund will not be diluted as a result of the transactions contemplated by the Reorganization. Accordingly, the Trustees have submitted the Plan for the approval of Mid-Cap Growth Fund's shareholders.

         THE BOARD OF TRUSTEES OF THE MID-CAP GROWTH FUND RECOMMENDS APPROVAL BY
SHAREHOLDERS   OF  THE   MID-CAP   GROWTH  FUND  OF  THE  PLAN   EFFECTING   THE
REORGANIZATION.

        The Trustees of the  Strategic  Growth Fund have also approved the Plan,
and,   accordingly,   the   Strategic   Growth  Fund's   participation   in  the
Reorganization.

        Approval of the Reorganization on the part of the Mid-Cap Growth Fund will require the affirmative vote of a majority of the shares present and entitled to vote at a meeting at which a quorum is present. A majority of the outstanding shares of the Fund, represented in person or by proxy, is required to constitute a quorum at the Meeting. See "Voting Information Concerning the Meeting." The Reorganization is scheduled to take place on or about July [ __ ], 1997.

        If the shareholders of the Mid-Cap Growth Fund do not vote to approve the Reorganization, the Trustees of the Mid-Cap Growth Fund will consider other possible courses of action in the best interests of shareholders.

TAX CONSEQUENCES

         Prior to or at the completion of the Reorganization, the Mid-Cap Growth Fund will have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by the Mid-Cap Growth Fund or its shareholders for federal income tax purposes as a result of the receipt of the shares of the Strategic Growth Fund in the Reorganization. The holding period and aggregate tax basis of shares of the Strategic Growth Fund that are received by Mid-Cap Growth Fund shareholders will be the same as the holding period and aggregate tax basis of shares of the Mid-Cap Growth Fund previously held by such shareholders, provided that shares of the Mid-Cap Growth Fund are held as capital assets. In addition, the holding period and tax basis of the assets of the Mid-Cap Growth Fund in the hands of the Strategic Growth Fund as a result of the Reorganization will be the same as in the hands of the Mid-Cap Growth Fund immediately prior to the Reorganization and no gain or loss will be recognized by the Strategic Growth Fund upon the receipt of the assets of the Mid-Cap Growth Fund in exchange for shares of the Strategic Growth Fund and the assumption by the Strategic Growth Fund of [ ___ ] identified liabilities of the Mid-Cap Growth Fund.

INVESTMENT OBJECTIVES AND POLICIES OF THE STRATEGIC GROWTH FUND AND THE MID-CAP GROWTH FUND

        Strategic Growth Fund and Mid-Cap Growth Fund have the same investment objective: TO PROVIDE SHAREHOLDERS WITH GROWTH OF CAPITAL.

        Strategic Growth Fund invests in common stocks, debt securities of any quality rating, including debt securities convertible or exchangeable for preferred or common stock, and rights and warrants to purchase such stocks and securities that it considers to be consistent with its investment objective. The Fund may also invest in limited partnerships, including master limited partnerships. In addition, the Fund may invest without limit in foreign securities issued by issuers located in developed countries as well as emerging market countries.

        Under normal circumstances, the Mid-Cap Growth Fund invests at least 65% of its total assets in equity securities of companies with medium market capitalizations; i.e., companies whose market capitalizations fall within the capitalization range of the Standard and Poor's MidCap 400 Index ("S&P MidCap 400") at the time of the Fund's investment. The Fund may invest up to 25% of its assets in foreign securities issued by issuers located in developed countries, as well as emerging market countries. The Fund may also invest in common stocks, debt securities of any quality rating convertible into common stocks or having common stock characteristics, and rights and warrants to purchase common stocks. In addition, the Fund may invest in limited partnerships, including master limited partnerships.

        For more information on the Funds' investment policies, see "Comparison of Investment Objectives and Policies" below.

COMPARATIVE PERFORMANCE INFORMATION OF EACH FUND

        Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. The average annual total returns of the Strategic Growth Fund and the Mid-Cap Growth Fund for the one, five, and ten year periods ended March 31, 1997 and for both Funds for the periods from inception through March 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.




                           AVERAGE ANNUAL TOTAL RETURNS
-------------------------------------------------------------------------------
                           STRATEGIC GROWTH FUND          MID-CAP GROWTH FUND
One Year Ended                     8.99%                        (4.47%)
March 31, 1997
Five Years Ended                  12.27%                         8.67%
March 31, 1997
Ten Years Ended                   10.00%                         8.46%
March 31, 1997
Since Inception To                11.19%                         7.33%
March 31, 1997
Inception Date                    9/11/35                        9/11/35


        Important additional information about Strategic Growth Fund's performance is also contained in management's discussion of the Fund's performance, attached hereto as Exhibit B. This information also appears in the Fund's most recent Annual Report.

MANAGEMENT OF THE FUNDS

        The overall management of the Strategic Growth Fund and of the Mid-Cap Growth Fund is the responsibility of, and is supervised by, their respective Board of Trustees.

INVESTMENT ADVISER

         Keystone Investment Management Company ("Keystone") serves as the investment adviser for each of the Funds. Keystone, with its predecessors, has served as investment adviser to the Keystone family of mutual funds since 1932. Keystone is a wholly-owned subsidiary of First Union Keystone, Inc. First Union Keystone, Inc, is a wholly-owned subsidiary of First Union National Bank of North Carolina ("FUNB"). FUNB is a subsidiary of First Union Corporation, the sixth largest bank holding company in the United States. The Capital Management Group of FUNB, Evergreen Asset Management Corp., and Keystone manage the Evergreen Keystone family of mutual funds with assets of approximately $29.2 billion as of February 28, 1997. For further information regarding Keystone, FUNB and First Union Corporation, see "Fund Management and Expenses" in the Strategic Growth Fund's Prospectus.

         Each Fund pays Keystone a fee for its services at the annual rate set forth below:



                                                   AVERAGE AGGREGATE NET ASSET
ANNUAL MANAGEMENT FEE                          VALUE OF THE SHARES OF THE FUND
------------------------------------------------------------------------------
0.70% of the first                                         $ 100,000,000, plus
0.65% of the next                                          $ 100,000,000, plus
0.60% of the next                                          $ 100,000,000, plus
0.55% of the next                                          $ 100,000,000, plus
0.50% of the next                                          $ 100,000,000, plus
0.45% of the next                                          $ 500,000,000, plus
0.40% of the next                                          $ 500,000,000, plus
0.35% of the amounts over                                 $1,500,000,000

PORTFOLIO MANAGEMENT

         Maureen E. Cullinane has been Strategic Growth Fund's portfolio manager since 1995. Ms. Cullinane is a Keystone Senior Vice President and Senior Portfolio Manager with more than 20 years of investment experience. Ms. Cullinane has been associated with Keystone since 1974.

DISTRIBUTION OF SHARES

        Evergreen Keystone Distributor, Inc. ("EKD"), an indirect, wholly-owned subsidiary of The BISYS Group, Inc., acts as underwriter of both the Strategic Growth Fund's and Mid-Cap Growth Fund's shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries.

         In the proposed Reorganization, shareholders of the Mid-Cap Growth Fund will receive shares of the Strategic Growth Fund. Shares of the Strategic Growth Fund have identical arrangements with respect to CDSCs and distribution and service fees as the shares of the Mid-Cap Growth Fund. Strategic Growth Fund shares issued pursuant to the Reorganization that replace Mid-Cap Growth Fund shares that are still subject to a CDSC will be subject to such remaining CDSC.

         The following is a summary description of charges and fees for both Fund's shares. More detailed descriptions of the distribution arrangements applicable to the shares are contained in the respective Strategic Growth Fund and Mid-Cap Growth Fund Prospectuses and in each Fund's respective Statement of Additional Information.

        Shares are sold without any front-end sales charges, but are subject to a CDSC which ranges from 4% to 1% if shares are redeemed during the first four calendar years after purchase. In addition, shares are subject to distribution-related fees and shareholder servicing-related fees as described below.

        The amount of the CDSCs applicable to redemptions of shares is charged as a percentage of the lesser of the current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the respective Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. Additional information regarding each Fund's shares is included in its respective Prospectus and Statement of Additional Information.

        DISTRIBUTION-RELATED AND SHAREHOLDER SERVICING-RELATED EXPENSES. Each Fund has adopted a plan under Rule 12b-1 of the 1940 Act with respect to its shares pursuant to which each Fund may pay for distribution-related and shareholder servicing-related expenses at an annual rate that may not exceed 1.25% of average daily net assets. The National Association of Securities Dealers, Inc. ("NASD") limits the amount that a Fund may pay annually in distribution costs for the sale of its shares and shareholder service fees. The NASD currently limits such annual expenditures to 1.00% of the aggregate average daily net asset value of its shares, of which 0.75% may be used to pay distribution costs and 0.25% may be used to pay shareholder service fees.

        Consistent with the requirements of Rule 12b-1 and the applicable rules of the NASD, following the Reorganization, the Strategic Growth Fund may make distribution-related and shareholder servicing-related payments with respect to the Mid-Cap Growth Fund shares sold prior to the Reorganization, including payments to the Mid-Cap Growth Fund's former underwriter.

        Additional information regarding the Rule 12b-l plans adopted by each Fund is included in its respective Prospectus and Statement of Additional Information.

PURCHASE AND REDEMPTION PROCEDURES

        Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund is $1,000. There is no minimum for subsequent purchases of shares of either Fund. Each Fund provides for telephone, mail, or wire redemption of shares at net asset value as next determined after receipt of a redemption request on each day the New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectus for each Fund. The Strategic Growth Fund and the Mid-Cap Growth Fund each may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

EXCHANGE PRIVILEGES

        Each Fund currently has identical exchange privileges. No sales charge is imposed on an exchange. An exchange that represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in the Funds' respective Prospectuses and Statements of Additional Information.

DIVIDEND POLICY

        Each Fund distributes its investment company taxable income annually and net long-term capital gains at least annually. Dividends and distributions are reinvested in additional shares of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectuses of the Funds for further information concerning dividends and distributions.

        After the Reorganization, shareholders of the Mid-Cap Growth Fund that have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from the Strategic Growth Fund reinvested in shares of the Strategic Growth Fund. Shareholders of the Mid-Cap Growth Fund that have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from the Strategic Growth Fund in cash after the Reorganization, although they may, after the Reorganization, elect to have such dividends and/or distributions reinvested in additional shares of the Strategic Growth Fund.

        Each Fund has qualified and intends to continue to qualify to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year.
Each Fund anticipates meeting such distribution requirements.


                                      RISKS

         Since the investment objectives and policies of each Fund are substantially comparable, the risks involved in investing in each Fund's shares are similar. There is no assurance that investment performances will be positive and that the Funds will meet their investment objectives.

         The  Mid-Cap  Growth  Fund  normally  invests at least 65% of its total assets in mid-cap stocks, or stocks of companies having medium market capitalizations. The stock prices of mid-cap companies can rise quickly and drop substantially in a short period of time. This volatility results from a number of factors, including reliance by these companies on relatively limited product lines, markets, and financial resources. These factors may make mid-cap companies more susceptible to setbacks or downturns. Unlike the Mid-Cap Growth Fund, the Strategic Growth Fund does not have an investment policy of normally investing at least 65% of its total assets in stocks of companies having medium market capitalizations, and therefore may invest a significant portion of its assets in companies with small market capitalizations. Investing in companies with small market capitalizations involves greater risk than investing in companies with medium market capitalizations. In addition to the factors cited for mid-cap companies, companies with smaller market capitalizations may experience higher rates of bankruptcy or other failures than larger companies. They may be more likely to be negatively affected by changes in management. In addition, the stock of small company companies may be thinly traded.

         Both Funds may invest in foreign securities. The Mid-Cap Growth Fund may invest only up to 25% of its assets in foreign securities. The Strategic Growth Fund is not currently subject to any similar restriction on its ability to invest in foreign securities. As of [______________], the Strategic Growth Fund had [____]% of its assets invested in foreign securities. Investing in securities of foreign issuers generally involves greater risk than investing in securities of domestic issuers. For example, fluctuations in foreign exchange rates may affect the value of the Fund's foreign investments and earnings as well as gains and losses realized through trades and the unrealized appreciation or depreciation of investments. The Fund may also incur costs when it shifts assets from one country to another. See the "Risk Factors" section of the Strategic Growth Fund Prospectus for more detailed information on the risks associated with investing in foreign securities.

         In addition, both Funds may enter into repurchase and reverse repurchase agreements, invest in master demand notes, lend portfolio securities, purchase and sell securities and currencies on a when-issued and delayed delivery basis and purchase or sell securities on a forward commitment basis, write covered call and put options and purchase call and put options to close out existing positions. Each Fund may employ new investment techniques with respect to such options. Each Fund may also enter into currency and other financial futures contracts and related options transactions for hedging purposes and not for speculation. Each of these investment techniques involve certain investment risks.

         For more information on risk generally, see the discussion contained in the "Risk Factors" section of each Fund's Prospectus. See also the "Additional Investment Information" section at the back of the Strategic Growth Fund Prospectus.

                         REASONS FOR THE REORGANIZATION

         At a regular meeting held on March 12, 1997, the Board of Trustees of the Mid-Cap Growth Fund considered and approved the Reorganization as in the best interests of the Fund and its shareholders and determined that the interests of existing shareholders of the Mid-Cap Growth Fund will not be diluted as a result of the transactions contemplated by the Reorganization.

         In approving the Plan, the Trustees reviewed various factors about the Funds and the proposed Reorganization. There are substantial similarities between the Strategic Growth Fund and the Mid-Cap Growth Fund. Specifically, the Strategic Growth Fund and the Mid-Cap Growth Fund have identical investment objectives and substantially similar policies. See "Comparison of Investment Objectives and Policies" below. At the same time, the Board of Trustees evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved upon a reorganization of the Mid-Cap Growth Fund with another Keystone fund having a greater level of assets. As of February 28, 1997, the Strategic Growth Fund's assets were approximately $521.9 million, and Mid-Cap Growth Fund's assets were approximately $297.3 million.

         In addition, assuming that an alternative to the Reorganization would be to propose that the Mid-Cap Growth Fund continue its existence, the Mid-Cap Growth Fund would be offered through common distribution channels with the substantially identical Strategic Growth Fund. The Mid-Cap Growth Fund would also have to bear the cost of maintaining its separate existence. Keystone believes that the prospect of dividing the resources of the Evergreen Keystone mutual fund organization between two substantially identical funds could result in the Mid-Cap Growth Fund being disadvantaged due to an inability to achieve optimum size, performance levels, and the greatest possible economies of scale. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, Keystone believes that the proposed Reorganization would be in the best interest of each Fund and its shareholders.

The Board of Trustees of the Mid-Cap Growth Fund met and considered the recommendation of Keystone, and, in addition, considered among other things, (i) the terms and conditions of the Reorganization; (ii) whether the Reorganization would result in the dilution of shareholder interests; (iii) expense ratios, fees, and expenses of the Mid-Cap Growth Fund and the Strategic Growth Fund;
(iv) the comparative performance records of each of the Funds; (v) compatibility of their investment objectives and policies; (vi) service features available to shareholders in the respective funds; (vii) the Strategic Growth Fund's assumption of [ ____ ] liabilities of the Mid-Cap Growth Fund; (viii) the fact that FUNB will bear the expenses incurred in connection with the Reorganization;
(ix) the expected federal income tax consequences of the Reorganization; and (x) the possible investment benefits to be gained from a single, larger, more diversified Fund.

         The Trustees also considered the benefits to be derived by shareholders of the Mid-Cap Growth Fund from the sale of its assets to the Strategic Growth Fund. In this regard, the Trustees considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of the Mid-Cap Growth Fund in the combined fund. In addition, the Trustees considered that there are alternatives available to shareholders of the Mid-Cap Growth Fund, including the ability to redeem their shares, as well as the option to vote against the Reorganization.

         During their consideration of the Reorganization, the Trustees met with Fund counsel and counsel to the Independent Trustees regarding the legal issues involved. The Trustees of the Strategic Growth Fund also concluded at a regular meeting on March 12, 1997 that the proposed Reorganization would be in the best interests of shareholders of the Strategic Growth Fund, and that the interests of the shareholders of the Strategic Growth Fund will not be diluted as a result of the transactions contemplated by the Reorganization.

         THE TRUSTEES OF THE MID-CAP GROWTH FUND RECOMMEND THAT THE SHAREHOLDERS OF THE MID-CAP GROWTH FUND APPROVE THE PROPOSED REORGANIZATION.

AGREEMENT AND PLAN OF REORGANIZATION

         The following summary is qualified in its entirety by reference to the Plan (Exhibit A hereto).

         The Plan provides that the Strategic Growth Fund will acquire all of the assets of the Mid-Cap Growth Fund in exchange for shares of the Strategic Growth Fund and the assumption by the Strategic Growth Fund of [ ___ ] identified liabilities of the Mid-Cap Growth Fund on or about July [ __ ], 1997 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the Closing Date, the Mid-Cap Growth Fund will endeavor to discharge all of its known liabilities and obligations. The Strategic Growth Fund will not assume any liabilities or obligations of the Mid-Cap Growth Fund other than those reflected in an unaudited statement of assets and liabilities of the Mid-Cap Growth Fund prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date. The number of full and fractional shares of the Strategic Growth Fund to be received by the shareholders of the Mid-Cap Growth Fund will be determined by dividing the value of the assets of the Mid-Cap Growth Fund to be acquired by the ratio of the net asset value per share of the Strategic Growth Fund and of the Mid-Cap Growth Fund, computed as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share will be determined by dividing assets, less liabilities, by the total number of outstanding shares.

        State Street Bank and Trust Company, the custodian for both Funds, will compute the value of the Funds' respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectus and Statement of Additional Information of the Strategic Growth Fund, Rule 22c-1 under the 1940 Act, and with the interpretations of such rule by the SEC's Division of Investment Management.

         At or prior to the Closing Date, the Mid-Cap Growth Fund shall have declared a dividend or dividends and distribution or distributions, which, together with all previous dividends and distributions, shall have the effect of distributing to the Mid-Cap Growth Fund's shareholders (in shares of the Mid-Cap Growth Fund, or in cash, as the shareholder has previously elected) all of the Mid-Cap Growth Fund's investment company taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable years ending on or prior to the Closing Date (after reductions for any capital loss carry forward).

         As soon after the Closing Date as conveniently practicable, the Mid-Cap Growth Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Strategic Growth Fund received by the Mid-Cap Growth Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Mid-Cap Growth Fund's shareholders on the share records of the Strategic Growth Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Strategic Growth Fund due to the Mid-Cap Growth Fund's shareholders. All issued and outstanding shares of the Mid-Cap Growth Fund, including those represented by certificates, will be canceled. The Strategic Growth Fund does not issue share certificates to shareholders. The shares of the Strategic Growth Fund to be issued will have no preemptive or conversion rights. After such distribution and the winding up of its affairs, the Mid-Cap Growth Fund will be terminated. In connection with such termination, the Mid-Cap Growth Fund will file with the SEC an application for termination as a registered investment company.

         The consummation of the Reorganization is subject to the conditions set forth in the Plan, including approval by the Mid-Cap Growth Fund's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of the Mid-Cap Growth Fund's shareholders, the Plan may be terminated (a) by the mutual agreement of the Mid-Cap Growth Fund and the Strategic Growth Fund; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

         The expenses of the Mid-Cap Growth Fund in connection with the Reorganization (including the cost of any proxy soliciting agents) and the expenses of the Strategic Growth Fund will be borne by FUNB whether or not the Reorganization is consummated.

         If the Reorganization is not approved by shareholders of the Mid-Cap Growth Fund, the Board of Trustees of the Mid-Cap Growth Fund will consider other possible courses of action in the best interests of shareholders.

FEDERAL INCOME TAX CONSEQUENCES

         The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of the Reorganization, the Mid-Cap Growth Fund will receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

(1) the transfer of all of the assets of the Mid-Cap Growth Fund solely in exchange for shares of the Strategic Growth Fund and the assumption by the Strategic Growth Fund of liabilities of the Mid-Cap Growth
Fund, followed by the distribution of the Strategic Growth Fund's shares by the Mid-Cap Growth Fund in dissolution and liquidation of the Mid-Cap Growth Fund, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and the Strategic Growth Fund and the Mid-Cap Growth Fund will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

(2) no gain or loss will be recognized by the Mid-Cap Growth Fund on the transfer of all of its assets to the Strategic Growth Fund solely in exchange for the Strategic Growth Fund's shares and the assumption by the Strategic Growth Fund of [ ___ ] liabilities of the Mid-Cap Growth Fund or upon the distribution of the Strategic Growth Fund's shares to the Mid-Cap Growth Fund's shareholders in exchange for their shares of the Mid-Cap Growth Fund;

(3) the tax basis of the assets transferred will be the same to the Strategic Growth Fund as the tax basis of such assets to the Mid-Cap Growth Fund immediately prior to the Reorganization, and the holding period of such assets in the hands of the Strategic Growth Fund will include the period during which the assets were held by the Mid-Cap Growth Fund;

(4) no gain or loss will be recognized by the Strategic Growth Fund upon the receipt of the assets from the Mid-Cap Growth Fund solely in exchange for the shares of the Strategic Growth Fund and the assumption by the Strategic Growth Fund of [ ____ ] liabilities of the Mid-Cap Growth Fund;

(5) no gain or loss will be recognized by the Mid-Cap Growth Fund's shareholders upon the issuance of the shares of the Strategic Growth Fund to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of the Mid-Cap Growth Fund; and

(6) the aggregate tax basis of the shares of the Strategic Growth Fund, including any fractional shares, received by each of the shareholders of the Mid-Cap Growth Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Mid-Cap Growth Fund held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of the Strategic Growth Fund, including fractional shares, received by each such shareholder will include the period during which the shares of the Mid-Cap Growth Fund exchanged therefor were held by such shareholder (provided that the shares of the Mid-Cap Growth Fund were held as a capital asset on the date of the Reorganization).

         Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, each Mid-Cap Growth Fund shareholder would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Mid-Cap Growth Fund shares and the fair market value of the Strategic Growth Fund shares he or she received. Shareholders of the Mid-Cap Growth Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of the Mid-Cap Growth Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

         It is not anticipated that the securities of the combined portfolios will be sold in significant amounts in order to comply with the policies and investment practices of the Strategic Growth Fund.


PRO-FORMA CAPITALIZATION

         The following table sets forth the capitalization of the Strategic Growth Fund and the Mid-Cap Growth Fund as of February 28, 1997 and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.035 shares of the Strategic Growth Fund issued for each share of the Mid-Cap Growth Fund.


       CAPITALIZATION OF THE STRATEGIC GROWTH FUND AND MID-CAP GROWTH FUND


                             STRATEGIC         MID-CAP        COMBINED
                             GROWTH            GROWTH         AFTER
                             FUND              FUND           REORGANIZATION
                         --------------    --------------  -------------------
Net  Assets (in 000's)       $521,936          $297,293        $819,229

Net Asset Value Per          $8.46             $8.76           $8.46
Share

Shares Outstanding (000's)   61,707            33,940          96,848


        The table set forth above should not be relied on to reflect the number of shares to be received by Mid-Cap Growth Fund shareholders in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

SHAREHOLDER INFORMATION

        As of May 2, 1997 (the "Record Date"), there were ______________ shares of the Mid-Cap Growth Fund outstanding and ________________ shares of the Strategic Growth Fund outstanding.
        As of the Record Date, the officers and Trustees of the Mid-Cap Growth Fund beneficially owned as a group less than 1% of the outstanding shares of the Mid-Cap Growth Fund. To the Mid-Cap Growth Fund's knowledge, the following persons owned beneficially or of record more than 5% of the Mid-Cap Growth Fund's total outstanding shares as of the Record Date:

                                      Percentage of Total        Percentage of Total
                                      Shares Outstanding Before  Shares Outstanding After
NAME AND ADDRESS   NUMBER OF SHARES   REORGANIZATION             REORGANIZATION




        As of the Record Date, the officers and Trustees of the Strategic Growth Fund beneficially owned as a group less than 1% of the outstanding shares of the
 Strategic Growth Fund. To the Strategic Growth Fund's knowledge, the following persons owned beneficially or of record more than 5% of the Strategic Growth Fund's total outstanding shares as of the Record Date.


                                      Percentage of Total        Percentage of Total
                                      Shares Outstanding Before  Shares Outstanding After
NAME AND ADDRESS   NUMBER OF SHARES   REORGANIZATION             REORGANIZATION





                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies, and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. The investment objective, policies, and restrictions of the Strategic Growth Fund can be found in the Prospectus of the Strategic Growth Fund under the caption "Investment Objective and Policies." The investment objective, policies, and restrictions of the Mid-Cap Growth Fund can be found in the Prospectus of the Mid-Cap Growth Fund under the caption "Investment Objective and Policies."

         The investment objective of the Mid-Cap Growth Fund is to provide shareholders with growth of capital. The Fund 's investment objective is a fundamental policy that cannot be changed without shareholder approval.

         The Fund seeks to achieve this objective by investing at least 65% of its total assets in equity securities of companies with medium market capitalizations. Additionally, the Fund may invest up to 25% of its assets in foreign securities issued by issuers located in developed countries, as well as emerging market countries, including the formerly communist countries of Eastern Europe, and the People's Republic of China. The Fund may also invest in other common stocks, debt securities of any quality rating convertible into common stocks or having warrants to purchase common stocks. The Fund may also invest in limited partnerships, including master limited partnerships.

         The Strategic Growth Fund also seeks to provide shareholders with growth of capital. The Fund's objective is fundamental and cannot be changed without the approval of a 1940 Act majority of the Fund's outstanding shares.

         To achieve its objective, the Strategic Growth Fund invests in common stocks, debt securities of any quality rating, including debt securities convertible or exchangeable for preferred or common stock, and rights and warrants to purchase such stocks and securities that it considers to be consistent with its investment objective. When appropriate, the Fund increases the quality of its investments to resist downward market movements. The Fund may also invest in limited partnerships, including master limited partnerships. In addition, both Funds may invest without limit in foreign securities issued by issuers located in developed countries as well as emerging market countries, including certain formerly communist countries.

        When market conditions warrant, in short term investments for defensive purposes. Such instruments, which must mature within one year of their purchase, include United States ("U.S.") government securities, instruments, including certificates of deposit, demand and time deposits and banker's acceptances, of banks that are members of the Federal Deposit Insurance Corporation and have at least $1 billion in assets as of the date of their most recently published financial statements, including U.S. branches of foreign banks and foreign banks and foreign branches of U.S. banks; and prime commercial paper, including master demand notes.

        The characteristics of each investment policy and the associated risks are described in the Prospectus and Statement of Additional Information of each Fund. Both the Strategic Growth Fund and the Mid-Cap Growth Fund have other investment policies and restrictions that are also set forth in the Prospectus and Statement of Additional Information of each Fund.


                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

FORM OF ORGANIZATION

        The Mid-Cap Growth Fund and the Strategic Growth Fund are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Each is organized as a Pennsylvania common law trust and is governed by a Trust Agreement, By-Laws, and Board of Trustees. Both are also governed by applicable Pennsylvania and Federal law.

CAPITALIZATION

        The beneficial interests in both the Strategic Growth Fund and the Mid-Cap Growth Fund are represented by an unlimited number of transferable shares of beneficial interest with a $1.00 par value per share. The respective Trust Agreements under which each Fund has been established permit the respective Trustees to create additional series and/or classes of series of Fund shares, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued. Each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund and represent equal proportionate interests in the assets belonging to the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Mid-Cap Growth Fund's Trustees or Strategic Growth Fund's Trustees.

SHAREHOLDER LIABILITY

        Under Pennsylvania law, shareholders of a common law trust could, under certain circumstances, be held personally liable for the obligations of the trust. However, the Funds' respective Trust Agreements disclaim shareholder liability for acts or obligations of the Fund and require that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Fund or the Trustees. The Trust Agreements provide for indemnification out of the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the Fund would be unable to meet its obligations.

SHAREHOLDER MEETINGS AND VOTING RIGHTS

        Neither the Mid-Cap Growth Fund nor Strategic Growth Fund is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 10% of the outstanding shares. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. If Trustees of the Strategic Growth Fund fail or refuse to call a meeting as required by its By-laws after a request in writing by shareholders holding an aggregate of at least 10% of the shares outstanding, then shareholders holding said 10% may call and give notice of such meeting. The Strategic Growth Fund and the Mid-Cap Growth Fund currently do not intend to hold regular shareholder meetings. Neither permits cumulative voting. A majority of shares outstanding and entitled to vote on a matter constitutes a quorum for consideration of such matter. In either case, a majority of the shares voting is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940
Act).

LIQUIDATION OR DISSOLUTION

        In the event of the liquidation of a Fund, the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund over the liabilities belonging to the Fund. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the Fund held by them and recorded on the books of the Fund.

LIABILITY AND INDEMNIFICATION OF TRUSTEES

         The Trust Agreement of each of the Funds provide that a Trustee will not be liable for errors of judgment or mistake of fact or law, but nothing in the Trust Agreement protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties involved in the conduct of his office. The Trust Agreement provides that a Trustee or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his or her position with the Fund, unless such Trustee or officer shall have been adjudicated to have acted with bad faith, willful misfeasance, or gross negligence, or in reckless disregard of his or her duties, or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or, in the event of settlement, unless there has been a determination that such Trustee or officer has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties.

         The foregoing is only a summary of certain characteristics of the operations of the Trust Agreements, By-Laws, and Pennsylvania law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such respective Trust Agreements, By-Laws, and Pennsylvania law directly for more complete information.


                             ADDITIONAL INFORMATION

         STRATEGIC GROWTH FUND. Information concerning the operation and management of the Strategic Growth Fund is incorporated herein by reference from the Prospectus dated February 28, 1997, a copy of which is enclosed, and Statement of Additional Information dated the same date. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Strategic Growth Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         MID-CAP GROWTH FUND. Information concerning the operation and management of the Mid-Cap Growth Fund is incorporated herein by reference from the Prospectus dated December 10, 1996, as supplemented December 11, 1996, a copy of which is enclosed, and Statement of Additional Information dated the same date. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Mid-Cap Growth Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         The Strategic Growth Fund and the Mid-Cap Growth Fund are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.


                    VOTING INFORMATION CONCERNING THE MEETING

         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of the Mid-Cap Growth Fund to be used at the Special Meeting of Shareholders to be held at 3:00 p.m., June 30, 1997, at the offices of the Mid-Cap Growth Fund, 200 Berkeley Street, Boston, Massachusetts 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders on or about May [ __ ], 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will have no effect on the outcome of the vote to approve the Plan. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Mid-Cap Growth Fund, 200 Berkeley Street, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

         Approval of the Plan will require the affirmative vote of a majority of the shares present and entitled to vote at a meeting at which a quorum is present. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

         Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of FUNB or Keystone, their affiliates or other representatives of the Mid-Cap Growth Fund (who will not be paid for their solicitation activities). Corporate Investors Communications, Inc. ("CIC") has been engaged by the Mid-Cap Growth Fund to assist in soliciting proxies, and may contact certain shareholders of the Mid-Cap Growth Fund over the telephone. Shareholders that are contacted by may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. The Mid-Cap Growth Fund believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. The Mid-Cap Growth Fund has received an opinion of Kirkpatrick & Lockhart LLP that addresses the validity, under the applicable law of the State of Pennsylvania, of a proxy given orally. The opinion concludes that a Pennsylvania court would find that there is no Pennsylvania law or Pennsylvania public policy against the acceptance of proxies signed by an orally-authorized agent.

         In all cases where a telephonic proxy is solicited, the CIC representative will ask you for your full name, address, social security, or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to CIC by the transfer agent to the Mid-Cap Growth Fund, then the CIC representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The CIC representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, CIC will send you a letter or mailgram to confirm your vote and asking you to call immediately if your instructions are not correctly reflected in the confirmation.

         It is expected that the cost of retaining CIC to assist in the proxy solicitation process will not exceed $[___], which cost will be borne by FUNB.

         If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

         In the event that sufficient votes to approve the Reorganization are not received by June 30, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

         A shareholder who objects to the proposed Reorganization will not be entitled under either Pennsylvania law or the Trust Agreement of the Mid-Cap Growth Fund to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganization as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganization is consummated, shareholders will be free to redeem the shares of the Strategic Growth Fund that they receive in the transaction at their then-current net asset value subject to any applicable CDSC. Shares of the Mid-Cap Growth Fund may be redeemed at any time prior to the consummation of the Reorganization. Mid-Cap Growth Fund shareholders may wish to consult their tax advisers as to any differing consequences of redeeming Mid-Cap Growth Fund shares prior to the Reorganization or exchanging such shares in the Reorganization.

         The Mid-Cap Growth Fund does not hold annual shareholder meetings. If the Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of the Mid-Cap Growth Fund at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by the Mid-Cap Growth Fund in a reasonable period of time prior to any such meeting.

         The votes of the shareholders of the Strategic Growth Fund are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganization.

         NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise the Mid-Cap Growth Fund whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.


                        FINANCIAL STATEMENTS AND EXPERTS

         The financial statements of Mid-Cap Growth Fund as of August 31, 1996 and the financial highlights for the periods indicated therein have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Strategic Growth Fund as of October 31, 1996 and the financial highlights for the periods indicated therein have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of the Strategic Growth Fund will be passed upon by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania.


                                 OTHER BUSINESS

         The Trustees of the Mid-Cap Growth Fund do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

         THE BOARD OF TRUSTEES OF THE MID-CAP GROWTH FUND, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS APPROVAL OF THE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.


May [ __ ] , 1997

19219

                                                                    EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION


THISAGREEMENT AND PLAN OF  REORGANIZATION  (the  "Agreement") is made as of this day of , 1997, by and between Keystone Strategic Growth Fund (K-2), a Pennsylvania common law trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116, with respect to its Keystone Strategic Growth Fund (K-2) series (the "Acquiring Fund"), and Keystone Mid- Cap Growth Fund (S-3), a Pennsylvania common law trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116, with respect to its Keystone Mid-Cap Growth Fund (S-3) series (the "Selling Fund").

This Agreement is intended to be, and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 (a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for shares of beneficial interest, $1.00 par value per share, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of [ ____ ] liabilities of the Selling Fund;
(iii) and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

WHEREAS, each of the Selling Fund and the Acquiring Fund is the sole investment series of an open-end, registered investment company of the management type, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

WHEREAS, the Trustees of the Keystone Strategic Growth Fund (K-2) have determined that the exchange of all of the identified assets of the Selling Fund for Acquiring Fund Shares and the assumption of [ ____ ] liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of the transactions contemplated herein;

WHEREAS, the Trustees of the Keystone Mid-Cap Growth Fund (S-3) have determined that the Selling Fund should exchange all of its assets and all of its liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:



                                    ARTICLE I

             TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

1.1 The Exchange. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume [ ____ ] liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

1.2 Assets to be Acquired. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

1.3 Liabilities to be Assumed. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. [The acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund.]

In addition, for purposes of calculating upon completion of the Reorganization, the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830 minus the amount of the sales charges paid or accrued (including asset based sales charges), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its existing Aggregate NASD Cap the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

1.4 Liquidation and Distribution. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be cancelled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

1.5 Ownership of Shares. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

1.6 Transfer Taxes. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 Reporting Responsibility. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

1.8 Termination. The Selling Fund shall be terminated promptly following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

2.1 Valuation of Assets. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Keystone Strategic Growth Fund (K-2)'s Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

2.2 Valuation of Shares. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Keystone Strategic Growth Fund (K-2)'s Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

2.3 Shares to be Issued. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

2.4 Determination of Value. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.



                                   ARTICLE III

                            CLOSING AND CLOSING DATE

3.1 Closing Date. The Closing (the "Closing") shall take place on or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00a.m. at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

3.2 Custodian's Certificate. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

3.3 Effect of Suspension in Trading. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

3.4 Transfer Agent's Certificate. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Keystone Mid-Cap Growth Fund (S- 3), or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

4.1 Representations of the Selling Fund. The Selling Fund represents and warrants to the Acquiring Fund as follows:

(a) The Selling Fund is the sole investment series of a Pennsylvania common law trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Pennsylvania.

(b) The Selling Fund is a separate investment series of a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

(c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not, result in a violation of any provision of the Keystone Mid-Cap Growth Fund (S-3)'s Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

(e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

(f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.


(g) The financial statements of the Selling Fund at August 31, 1996 have been audited by KPMG Peat Marwick LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

(h) Since August 31, 1996, there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

(i) At the Closing Date, all Federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

(j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

(k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund. All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

(l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

(m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto.

(o) The proxy statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

4.2 Representations of the Acquiring Fund. The Acquiring Fund represents and warrants to the Selling Fund as follows:

(a) The Acquiring Fund is the sole investment series of a Pennsylvania common law trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Pennsylvania.

(b) The Acquiring Fund is the sole investment series of a Pennsylvania common law trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not, result in a violation of the Keystone Strategic Growth Fund (K-2)'s Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(f) The financial statements of the Acquiring Fund at October 31, 1996 have been audited by KPMG Peat Marwick LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Selling Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein.

(g) Since October 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

(i) For each fiscal year of its operation the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

(j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

(k) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(l) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

(m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto.

(n) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund ) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.


                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

5. 1 Operation in Ordinary Course. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It being understood that such ordinary course of business will include customary dividends and distributions.

5.2 Approval of Shareholders. The Keystone Mid-Cap Growth Fund (S-3) will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 Investment Representation. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 Additional Information. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

5.5 Further Action. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

5.6 Statement of Earnings and Profits. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for Federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the Keystone Mid-Cap Growth Fund (S-3)'s President, its Treasurer, and its independent auditors.

5.7 Preparation of Form N-14 Registration Statement. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.


                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Keystone Strategic Growth Fund (K-2)'s President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

(a) The Acquiring Fund is the sole investment series of a Pennsylvania common law trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Pennsylvania and has the power to own all of its properties and assets and to carry on its business as presently conducted.

(b) The Acquiring Fund is the sole investment series of a Pennsylvania common law trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

(d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable (except that, under Pennsylvania law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund), and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

(e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Pennsylvania is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.




                                   ARTICLE VII

            CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by the Keystone Mid-Cap Growth Fund (S-3)'s President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Keystone Mid-Cap Growth Fund (S-3).

7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

(a) The Selling Fund is the sole investment series of a Pennsylvania common law trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Pennsylvania and has the power to own all of its properties and assets and to carry on its business as presently conducted.

(b) The Selling Fund is the sole investment series of a Pennsylvania common law trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

(d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Pennsylvania is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.


                                  ARTICLE VIII

          FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Keystone Mid-Cap Growth Fund (S-3)'s Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.3 All required consents of other parties and all other consents, orders, and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such Federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward).

8.6 The parties shall have received a favorable opinion of Sullivan & Worcester LLP, addressed to the Acquiring Fund and the Selling Fund substantially to the effect that for Federal income tax purposes:

(a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of [ ____ ] liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of [ ____ ] liabilities of the Selling Fund.

(c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of [ ____ ] liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

(d) No gain or loss will be recognized by Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

(e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

(f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that

(a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Keystone Mid-Cap Growth Fund (S-3) responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

(d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the Selling Fund's assets in accordance with theKeystone Strategic Growth Fund (K-2)'s Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

(e) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that

(a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Keystone Strategic Growth Fund (K-2) responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

(d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Acquiring Fund or to written estimates by each Fund's management and were found to be mathematically correct.

8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the Federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of substantially all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.

                                   ARTICLE IX

                                    EXPENSES

9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank of North Carolina. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation cost of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own Federal and state registration fees.




                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.




                                   ARTICLE XI

                                   TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because

(a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

(b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund,Keystone Strategic Growth Fund (K-2), the Keystone Mid-Cap Growth Fund (S-3), or their respective Trustees or officers, to the other party or its Trustees or officers.




                                   ARTICLE XII

                                   AMENDMENTS

   This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Keystone Mid-Cap Growth Fund (S-3) pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.




                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

13.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Pennsylvania, without giving effect to the conflicts of laws provisions thereof.

13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

13.5 It is expressly agreed that the obligations of the Selling Fund and the Acquiring Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Keystone Strategic Growth Fund (K-2) or the Keystone Mid-Cap Growth Fund (S-3), personally, but bind only the trust property of the Selling Fund and the Acquiring Fund, as provided in the Declarations of Trust of the Keystone Strategic Growth Fund (K-2) and the Keystone Mid-Cap Growth Fund (S-3). The execution and delivery of this Agreement have been authorized by the Trustees of the Keystone Mid-Cap Growth Fund (S-3) on behalf of the Selling Fund, and the Keystone Strategic Growth Fund (K-2) on behalf of the Acquiring Fund and signed by authorized officers of the Keystone Mid-Cap Growth Fund (S-3) and the Keystone Strategic Growth Fund (K-2), acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Keystone Mid-Cap Growth Fund (S-3) and the Keystone Strategic Growth Fund (K-2) as provided in their respective Declarations of Trust.










              [THE REST OF THIS PAGE IS LEFT INTENTIONALLY BLANK.]



       IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.




                            KEYSTONE STRATEGIC GROWTH FUND (K-2)

                            By:______________________________________

                            Name:____________________________________

                            Title:___________________________________






                            KEYSTONE MID-CAP GROWTH FUND (S-3)

                            By:______________________________________

                            Name:____________________________________

                            Title:___________________________________

                                                                 EXHIBIT B


Keystone Strategic Growth Fund (K-2)
Seeks capital growth from a broad spectrum of domestic and foreign securities.

Dear Shareholder:

We would like to take this opportunity to report on the performance of Keystone Strategic Growth Fund (K-2) for the twelve-month period which ended October 31, 1996. Following our letter to you we have included a discussion with your Fund's manager and complete financial information.

Performance

For the twelve-month period which ended October 31, 1996, your Fund returned 12.95%. For the same period, the Standard & Poor's 500 Index (S&P 500), a broad-based index of large company stocks, returned 24.09%.

  Your Fund's short-term results did not meet our expectations. While the stock market indexes posted strong returns for the Fund's fiscal year, the timing of some of our investments and individual stock selection could have been better.

  At the beginning of your Fund's fiscal year we anticipated slower economic growth and no repeat of 1995's excellent market returns. With this in mind, we attempted to reduce our exposure to stocks that we believed might be most at risk in a slow growth environment. Our objective was to broaden your Fund's diversification and emphasize stocks that would be less affected by the expected slow growth environment. This strategy resulted in an emphasis on companies with consistent earnings growth rates, rather than companies with high growth rates.

  In the first quarter of 1996 economic growth turned out to be much stronger than many analysts had expected. Stocks of large, established companies provided the best returns during the period. Strong corporate earnings, relatively low interest rates and stronger-than-expected economic growth propelled blue chip stock indexes to new highs, breaking previous records. Price volatility increased during the fiscal period as investors attempted to gauge the strength of the economy during the first half of 1996. In addition, the smallest earnings disappointment often resulted in sharp stock price declines. In this environment, our holdings of companies with consistent growth rates did not benefit as much as higher growth rate companies.

  As the fiscal year began, we cut back on overweighted sectors and in areas that had provided good returns in 1995, such as technology. However, in some cases these reductions occurred after corrections had occurred. While the timing of these reductions were late, we believed that a smaller exposure to technology stocks was a more appropriate long-term strategy, given the high prices and higher relative volatility of technology stocks.

  The strong performance of blue chip stocks continued into the spring of 1996. However, in April and May small company stocks provided some of the best returns, as investors searched for companies with high earnings growth rates at more attractive valuations than blue chip stocks. Your Fund participated only modestly in the small company stock rally because we had steadily increased our holdings of stocks with consistent earnings records, primarily large company stocks.

  We also increased the Fund's exposure to Japanese stocks during much of the period, based on expectations for an improving economic environment in Japan. These investments provided positive performance in local currency terms. However, the weak yen and strong U.S. dollar hurt performance when converted into U.S. dollars, despite hedging a portion of our investments to protect it from currency changes.

                                                      (continued on next page)

PAGE 2
------------------------------------
Keystone Strategic Growth Fund (K-2)

Our outlook

We expect the favorable economic fundamentals of 1996 to continue into 1997. We believe that the economy should grow at a moderate rate, inflation should remain under control, despite some wage pressures, which should allow interest rates to remain relatively stable.

  For investors with long-term goals, we continue to believe that stocks offer the best potential returns. However, we are now in the sixth year of a stock market rally--the longest since the end of World War II. While we have a favorable outlook for 1997, history has shown that strong performance does not persist indefinitely. Stocks periodically experience price declines. We witnessed this type of "correction" in June and July, followed by a recovery. With this in mind, we encourage you to keep the above average stock market returns of the last few years in perspective.

Keystone acquired by First Union Corporation

On another note, we are pleased to inform you that Keystone has been acquired by First Union Corporation. First Union is a financial services firm based in Charlotte, North Carolina. It is the nation's sixth largest bank holding company with assets of approximately $130 billion. First Union, through its wholly-owned subsidiary Evergreen Asset Management Corp., together with Keystone mutual funds, manages more than $30 billion in 70 mutual funds. While Keystone will remain a separate entity and will continue to provide investment advisory and management services to the Fund, services will be provided under the 'Evergreen Keystone Funds' name. We believe First Union's acquisition of Keystone strengthens the investment management services we provide you.

  Thank you for your continued support of Keystone Strategic Growth Fund (K-2). If you have any questions or comments about your investments, we encourage you to write to us.

Sincerely,

/s/ Albert H. Elfner, III
-------------------------
Albert H. Elfner, III
Chairman
Keystone Investment Management Company


/s/ George S. Bissell
-------------------------
George S. Bissell
Chairman of the Board
Keystone Funds

December 1996

[PHOTO OF ALBERT H. ELFNER, III]
Albert H. Elfner, III

[PHOTO OF GEORGE S. BISSELL]
George S. Bissell

PAGE 3
------------------------------------

A Discussion With
Your Fund Manager

Maureen E. Cullinane is senior portfolio manager of your Fund and leads Keystone's growth stock team. A Chartered Financial Analyst, Ms. Cullinane has over 20 years of investment experience. She received BA and MA degrees from Emmanuel College with post-graduate study at the Universite de Paris. She holds an MBA from Boston University. Together with Margery C. Parker, portfolio manager of Keystone Mid-Cap Growth Fund (S-3), the team focuses on selecting companies with growing earnings.

Q  What was the environment like during the twelve-month period?

A At the end of 1995, economic growth was moderate, inflation was contained, and interest rates had declined. This had been a favorable environment for stocks. At the beginning of 1996, the environment changed. While stock prices rose, they fluctuated broadly as virtually every new economic statistic triggered a debate over growth and inflation and whether or not the Federal Reserve Board would raise interest rates. In June and July, stock prices experienced steep declines. We believe this short-term correction helped wring out the excesses in the market and brought stock prices to more reasonable levels. During August, September and October, stocks generally rose in value.

Q  How did you manage the Fund during this period?

A Because of uncertainties in the market, we attempted to reduce risk by focusing on consistency and diversification. In order to minimize the effects of the market's gyrations on the portfolio, we invested in stable growth companies. These are companies that tend to grow regardless of the state of the economy. We emphasized companies that have had consistent earnings growth rates of approximately 20%. On October 31, 1996, nearly 60% of the portfolio's assets were invested in stable growth companies. We increased the diversification of the portfolio, because we wanted the Fund to have broad representation in a number of market sectors.

Q How did your focus on consistency and diversification change the composition of the Fund?

A At the beginning of the period, finance companies accounted for the Fund's largest industry weighting, and drug companies composed the Fund's second largest industry. On October 31, 1996, these two industry sectors still occupied the number one and two positions in the fund, however, the percentage of assets in each category was reduced.

 Twelve months ago, technology stocks (software services, telecommunications, and electronics products companies) were among the Fund's top five industry sectors. On October 31, 1996, there were fewer technology stocks in the portfolio. Oil services, business services, and food companies were more prominent in the portfolio

Fund Profile
Objective: Seeks capital growth from a broad spectrum of domestic and foreign securities.
Number of stocks: 70
Commencement of investment operations: September 11, 1935
Net assets: $497 million
Newspaper Symbol: "StrGrK2"

PAGE 4
------------------------------------
Keystone Strategic Growth Fund (K-2)

Your Fund Invests In . . .
(bullet) Companies with strong management teams, leading market positions and solid balance sheets
(bullet) Stocks of any size in any industry: small-, mid-, and large-cap (bullet) U.S. stocks and stocks of established foreign companies and were among the Fund's top five industry sectors. We believed this more diverse portfolio of growth stocks would benefit the Fund over the long term.

Q  How do you decide which industries are most attractive?

A We take a "top-down" and "bottoms-up," approach. First we analyze trends in the economy, and then look at how certain industries and companies may benefit from those trends. In selecting stocks for the portfolio, we focus on a company's fundamentals, that is, we assess its management, financials, product line, and potential earnings growth.

Q Why were finance stocks a consistent theme in the portfolio throughout the twelve months?

A On October 31, 1996, finance stocks accounted for 14.7% of the Fund's net assets. We believe the stocks of finance companies benefitted from relatively low interest rates and from consolidation in the industry. Strong performers in this area included Bank of Boston and BankAmerica, two large banks that have expanded their businesses by acquiring smaller banks. During the last six months of the period, we broadened the Fund's financial holdings to include Morgan Stanley, and Travelers Group. Travelers is the parent company of Smith Barney, a brokerage firm. The addition of these two stocks increased the Fund's exposure to firms that were benefitting from the strength of the securities markets.

Q You reduced the drug position in the portfolio from 10.2% of net assets on October 31, 1995 to 8.1% on October 31, 1996. Why?

A Even though we took profits in some of the companies that had performed in line with our expectations, drug stocks were the Fund's second largest industry weighting on October 31, 1996. Drug businesses benefitted from cost efficiencies following restructurings and major acquisitions. We invested in American Home Products, Johnson & Johnson, and Warner Lambert. We also owned two foreign drug companies during the period--Rhone Poulenc Rorer and Smithkline Beecham.

Q Energy companies composed a significant portion of portfolio assets. Why were these companies attractive?

A Energy companies, which include oil services businesses, large oil companies, and natural gas firms, accounted for 14.2% of net assets on October 31, 1996. We believe that energy companies have benefitted from restructuring efforts of the last several years, improved drilling and exploration techniques, and an increase in demand.

  In particular, oil services businesses, which support the drilling activities of the industry by supplying

Top 5 Industries
as of October 31, 1996

                            Percentage of
Industry                      net assets
-----------------------------------------
Finance                          14.7
-----------------------------------------
Drugs                             8.1
-----------------------------------------
Oil services                      7.1
-----------------------------------------
Business services                 6.8
-----------------------------------------
Telecommunications                6.7
-----------------------------------------

PAGE 5
------------------------------------


Diversification by
Market Capitalization
as of October 31, 1996

[TABULAR REPRESENTATION OF PIE CHART]

Large-cap(1)                         70%
Small-cap stocks (U.S.)               5%
Mid-cap stocks (U.S.)                25%

(as a percentage of long-term portfolio assets)


A stock's market capitalization, or market cap, is its stock price multiplied by the number of shares outstanding.

-----------------
(1)Includes 15% of net assets invested in foreign stocks.

rigs, boats, pumping and seismology equipment, were among the best performers. In the oil services area, we held ENSCO International, Schlumberger, and Tidewater. We also invested in two large oil companies-- Exxon and Mobil. In the natural gas area, we invested in Anadarko, a company that is exploring several new gas fields, and United Meridian, a company that is conducting a drilling operation off the coast of Africa.

Q During the last six months of the period, you increased the retail portion of the portfolio from 3% to 4.8% of net assets on October 31, 1996. Why did retail stocks offer opportunity?

A Over the past year, unemployment declined, wages increased modestly, and there were fewer headlines announcing layoffs at major corporations. We believe these conditions helped boost consumer confidence. Historically, heightened consumer confidence has been beneficial to the retail industry. In the retail area, we invested in Loehmann's and Saks, two stores that market to upscale consumers. We also invested in Abercrombie & Fitch, a store that caters to older teens and young adults. In addition, we held Staples, a leader in the discount office supply business.

Q You increased the foreign investments in the portfolio from 9% to 13.6%. How did you manage the foreign component of the Fund?

A We were very selective in our approach to foreign markets. In Western Europe, fiscal discipline and restructuring led to lower interest rates and stronger corporate earnings. The rising U.S. dollar helped boost earnings of large, multinational corporations that sell goods in the United States. In Japan, the economic recovery was stalled by the weakness of the yen relative to the U.S. dollar. Anticipating economic successes in Europe, we increased the Fund's holdings there and reduced the Fund's weighting in Japan.

Q  What is your outlook?

A We expect the environment for growth stocks to remain healthy. As we enter 1997, we expect economic growth to be moderate and inflation and interest rates to remain relatively low. These factors, along with our expectations for positive earnings, should favor growth stocks. However, we believe that returns in 1997 may be less than those of 1996. We would not be surprised to see some short-term pullback in stock prices in the months ahead. Should a 'correction' in the stock market occur, we would view it as a normal part of the investing cycle, and use it as an opportunity to purchase more high quality stocks at lower prices.

PAGE 6
------------------------------------
Keystone Strategic Growth Fund (K-2)


Top 10 Holdings
as of October 31, 1996
                                                     Percentage of
Stock                      Industry                  net assets
-------------------------------------------------------------------
General Electric           Capital goods                  4.3
-------------------------------------------------------------------
ENSCO International        Oil services                   2.8
-------------------------------------------------------------------
USA Waste Services         Business services              2.6
-------------------------------------------------------------------
Microsoft                  Software services              2.3
-------------------------------------------------------------------
Travelers Group            Insurance                      2.3
-------------------------------------------------------------------
Bank of Boston             Finance                        2.3
-------------------------------------------------------------------
Intel                      Electronic products            2.3
-------------------------------------------------------------------
Coca-Cola                  Foods                          2.2
-------------------------------------------------------------------
HFS                        Amusements                     2.2
-------------------------------------------------------------------
Tidewater                  Oil services                   2.1
-------------------------------------------------------------------

                                   [DIAMOND]
                       This column is intended to answer
                           questions about your Fund.
        If you have a question you would like answered, please write to:
                  Evergreen Keystone Investment Services, Inc.
                  Attn: Shareholder Communications, 22nd Floor
             200 Berkeley Street, Boston, Massachusetts 02116-5034.

PAGE 7
------------------------------------

Your Fund's Performance

Growth of an investment in
Keystone Strategic Growth Fund (K-2)

In Thousands

[MOUNTAIN CHART]

            Initial           Reinvested
           Investment        Distributions
10/86        10000               10000
              8269               10015
10/88         7152               10789
              8401               13135
10/90         7141               11815
              8959               16396
10/92         8324               17441
              9858               21797
10/94         8258               22571
              8817               25968
10/96         9507               29331

A $10,000 investment in Keystone Strategic Growth Fund (K-2) made on October 31, 1986 with all distributions reinvested was worth $29,331 on October 31, 1996. Past performance is no guarantee of future results.


Twelve-Month Performance           as of October 31, 1996
=========================================================
Total return*                                      12.95%
Net asset value 10/31/95                          $ 8.05
                10/31/96                          $ 8.68
Dividends                                         $ 0.01
Capital gains                                     $ 0.36

* Before deduction of contingent deferred sales charge (CDSC).

Historical Record                  as of October 31, 1996
=========================================================
                                 If you        If you did
Cumulative total return         redeemed       not redeem
1-year                             9.95%          12.95%
5-year                            78.89%          78.89%
10-year                          193.31%         193.31%
Average annual total return
1-year                             9.95%          12.95%
5-year                            12.34%          12.34%
10-year                           11.36%          11.36%


The "if you redeemed" returns reflect the deduction of the 3% CDSC for those investors who bought and sold Fund shares after one calendar year. Investors who retained their fund investment earned the returns reported in the second column of the table.

  The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.

  Shareholders may exchange shares for another Keystone fund by calling or writing to Keystone directly, or through Keystone's Automated Response Line
(KARL). The Fund reserves the right to change or terminate the exchange offer.

PAGE 8
------------------------------------
Keystone Strategic Growth Fund (K-2)

Growth of an Investment

Comparison of change in value of a $10,000 investment in Keystone Strategic Growth Fund (K-2), the Standard
& Poor's 500 Index and the Consumer Price Index.


In Thousands        October 1986 through October 1996

          Fund Average
       Annual Total Return
----------------------------------
1 Year        5 Year       10 Year
9.95%         12.34%        11.36%


[LINE CHART]

           Fund     S&P      CPI
10/86     10000    10000    10000
          10015    10642    10453
10/88     10789    12192    10898
          13135    15346    11387
10/90     11815    14184    12103
          16396    18930    12457
10/92     17441    20816    12856
          21797    23926    13209
10/94     22571    24852    13554
          25968    31424    13935
10/96     29331    38993    14306


Past performance is no guarantee of future results. The one-year return reflects the deduction of the Fund's 3% contingent deferred sales charge for shares held for at least one year. The Consumer Price Index is through September 30, 1996.


This chart graphically compares your Fund's total return performance to certain investment indexes. It is the result of fund performance guidelines issued by the Securities and Exchange Commission. The intent is to provide investors with more information about their investment.

Components of the chart

The chart is composed of three lines that represent the accumulated value of an initial $10,000 investment for the period indicated. The lines illustrate a hypothetical investment in:

1. Keystone Strategic Growth Fund (K-2)

The Fund seeks capital growth from a broad spectrum of domestic and foreign securities. The return is quoted after deducting sales charges (if applicable), fund expenses and transaction costs and assumes reinvestment of all distributions.

2. Standard & Poor's 500 Index (S&P 500)

The S&P 500 is a broad-based unmanaged index of common stock prices. It is comprised of stocks of the largest U.S. companies. These stocks are selected and compiled by Standard & Poor's Corporation according to criteria that may be unrelated to your Fund's investment objective.

4. Consumer Price Index (CPI)

This index is a widely recognized measure of the cost of goods and services produced in the U.S.. The index contains factors such as prices of services, housing, food, transportation and electricity which are compiled by the U.S. Bureau of Labor Statistics. The CPI is generally considered a valuable benchmark for investors who seek to outperform increases in the cost of living.

  These indexes do not include transaction costs associated with buying and selling securities, and do not hold cash to meet redemptions. It would be difficult for most individual investors to duplicate these indexes.

Understanding what the chart means

The chart demonstrates your Fund's total return performance in relation to a well known investment index and to increases in the cost of living. It is important to understand what the chart shows and does not show.

  This illustration is useful because it charts Fund and index performance over the same time frame and over a long period. Long-term performance is a more reliable and useful measure of performance than measurements of short-term returns or temporary swings in the market. Your financial adviser can help you evaluate fund performance in conjunction with the other important financial considerations such as safety, stability and consistency.

PAGE 9
------------------------------------

Limitations of the chart

The chart, however, limits the evaluation of Fund performance in several ways. Because the measurement is based on total returns over an extended period of time, the comparison often favors those funds which emphasize capital appreciation when the market is rising. Likewise, when the market is declining, the comparison usually favors those funds which take less risk.

Performance can be distorted

Funds which are more conservative in their orientation and which place an emphasis on capital preservation will tend to compare less favorably when the market is rising. In addition, funds which have income as one of their objectives also will tend to compare less favorably to relevant indexes.

  Indexes may also reflect the performance of some securities which a fund may be prohibited from buying. A bond fund, for example, may be limited to investments in only high quality bonds, or a stock fund may only be able to buy stocks that have been traded on a stock exchange for a minimum number of years or of a certain company size. Indexes usually do not have the same investment restrictions as your Fund.

Indexes do not include costs of investing

The comparison is further limited in its utility because the index does not take into account any deductions for sales charges, transaction costs or other fund expenses. Your Fund's performance figures do reflect such deductions. Sales charges--whether up-front or deferred--pay for the cost of the investment advice of your financial adviser. Transaction costs pay for the costs of buying and selling securities for your Fund's portfolio. Fund expenses pay for the costs of investment management and various shareholder services. None of these costs are reflected in index total returns. The comparison is not completely realistic because an index cannot be duplicated by an investor--even an unmanaged index--without incurring some charges and expenses.

One of several measures

The chart is one of several tools you can use to understand your investment. It should be read in conjunction with the Fund's prospectus, and annual and semiannual reports. Also, your financial adviser, who understands your personal financial situation, can best explain the features of your Keystone fund and how it applies to your financial needs.

Future returns may be different

Shareholders also should be mindful that the long-run performance of either the Fund or the indexes is not representative of what shareholders should expect to receive from their Fund investment in the future; it is presented to illustrate only past performance and is not a guarantee of future returns.

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout each year)

The following table contains important financial information relating to the Fund and has been audited by KPMG Peat Marwick LLP, the Fund's independent auditors. The table appears in the Fund's Annual Report and should be read in conjunction with the Fund's financial statements and related notes, which also appear, together with the independent auditors' report, in the Fund's Annual Report. The Fund's financial statements, related notes, and independent auditors' report are incorporated by reference into the statement of additional information. Additional information about the Fund's performance is contained in its Annual Report, which will be made available upon request and without charge.


                                                         Year Ended October 31,
                                       -----------------------------------------------------------
                                         1996         1995        1994        1993         1992
==================================================================================================
Net asset value
 beginning of year                     $   8.05     $   7.54    $   9.00    $   7.60     $   8.18
--------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income (loss)              (0.04)       (0.02)          0       (0.06)       (0.01)
Net realized and unrealized gain
 (loss) on investments and foreign
 currency related transactions             1.04         1.13        0.23        1.89         0.42
--------------------------------------------------------------------------------------------------
 Total from investment operations          1.00         1.11        0.23        1.83         0.41
--------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                     (0.01)           0           0           0        (0.01)
In excess of net investment income            0            0           0       (0.03)       (0.05)
Net realized gain on investments
 and foreign currency related
 transactions                             (0.36)       (0.60)      (1.66)      (0.40)       (0.93)
In excess of net realized gain on
 investments and foreign currency
 related transactions                         0            0       (0.03)          0            0
--------------------------------------------------------------------------------------------------
 Total distributions                      (0.37)       (0.60)      (1.69)      (0.43)       (0.99)
--------------------------------------------------------------------------------------------------
Net asset value end of year            $   8.68     $   8.05    $   7.54    $   9.00     $   7.60
==================================================================================================
Total return (a)                          12.95%       15.05%       3.55%      24.97%        6.38%
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                            1.91%(b)     2.01%(b)    1.73%       1.83%        1.58%
 Net investment income (loss)             (0.48%)      (0.25%)     (0.17%)     (0.57%)      (0.15%)
Portfolio turnover rate                     156%         140%         68%         65%          62%
Average commission rate paid           $ 0.0042          N/A         N/A         N/A          N/A
--------------------------------------------------------------------------------------------------
Net assets end of year (thousands)     $496,876     $491,610    $416,684    $403,693     $321,794
==================================================================================================

                                         1991         1990        1989        1988        1987
=================================================================================================
Net asset value
beginning of year                      $   6.52     $   7.67    $   6.53    $   7.55    $   9.13
 ------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income (loss)               0.08         0.08        0.16        0.18        0.02
Net realized and unrealized gain
(loss) on investments and foreign
currency related transactions              2.24        (0.80)       1.21        0.19        0.04
 ------------------------------------------------------------------------------------------------
 Total from investment operations          2.32        (0.72)       1.37        0.37        0.06
 ------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                     (0.16)       (0.18)      (0.18)      (0.14)      (0.13)
In excess of net investment income            0            0           0           0           0
Net realized gain on investments
and foreign currency related
transactions                              (0.50)       (0.25)      (0.05)      (1.25)      (1.51)
In excess of net realized gain on
investments and foreign currency
related transactions                          0            0           0           0           0
 ------------------------------------------------------------------------------------------------
 Total distributions                      (0.66)       (0.43)      (0.23)      (1.39)      (1.64)
 ------------------------------------------------------------------------------------------------
Net asset value end of year            $   8.18     $   6.52    $   7.67    $   6.53    $   7.55
=================================================================================================
Total return (a)                          38.77%      (10.05%)     21.74%       7.73%       0.15%
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                            1.52%        1.65%       1.59%       1.69%       2.12%
 Net investment income (loss)              0.99%        1.64%       2.06%       2.14%       0.23%
Portfolio turnover rate                      86%          30%         40%         89%        104%
Average commission rate paid                N/A          N/A         N/A         N/A         N/A
 ------------------------------------------------------------------------------------------------
Net assets end of year (thousands)     $339,359     $234,060    $329,994    $328,205    $298,748
=================================================================================================

(a) Excluding applicable sales charges.
(b) Ratio of total expenses to average net assets includes indirectly paid expenses. Excluding indirectly paid expenses, the expense ratio would have been 1.90% and 2.00% for the years ended October 31, 1996 and 1995, respectively.

See Notes to Financial Statements.

                      STATEMENT OF ADDITIONAL INFORMATION

                          Acquisition of the Assets of

                       KEYSTONE MID-CAP GROWTH FUND (S-3)
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                        By and In Exchange For Shares of
                      KEYSTONE STRATEGIC GROWTH FUND (K-2)
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898


     This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of Keystone Mid-Cap Growth Fund (S-3) (the "Mid-Cap Growth Fund") to Keystone Strategic Growth Fund (K-2) (the "Strategic Growth Fund"), in exchange for shares of beneficial interest, $1.00 par value, of Strategic Growth Fund, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

     (1) Statement of Additional Information of Strategic Growth Fund dated February 28, 1997;

     (2) Statement of Additional Information of Mid-Cap Growth Fund dated December 10, 1996, as supplemented December 11, 1996;

     (3) Annual Report of Strategic Growth Fund for the year ended October 31, 1996;

     (4)  Annual Report of Mid-Cap Growth Fund for the year ended August 31,
          1996;

     (5) Semi-Annual Report of Mid-Cap Growth Fund for the period ended February 28, 1997; and

     (6)  Pro Forma Financial Statements of Strategic Growth Fund.

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Proxy Statement/Prospectus of Strategic Growth Fund dated May __, 1997. A copy of the Proxy Statement/Prospectus may by obtained without charge by calling or writing to Strategic Growth Fund at the telephone number or address set forth above.

     The date of this Statement of Additional Information is May __, 1997.

                    STATEMENT OF ADDITIONAL INFORMATION

                     KEYSTONE STRATEGIC GROWTH FUND (K-2)

                               FEBRUARY 28, 1997



      This statement of additional information is not a prospectus but relates to, and should be read in conjunction with, the prospectus of Keystone Strategic Growth Fund (K-2) (the "Fund") dated February 28, 1997. You may obtain a copy of the prospectus from the Fund's principal underwriter, Evergreen Keystone Distributor, Inc.("EKD") or your broker-dealer. EKD is located at 230 Park Avenue, New York, New York 10169, or your broker-dealer.


------------------------------------------------------------------------------

                               TABLE OF CONTENTS

------------------------------------------------------------------------------



                                                                          PAGE


The Fund.....................................................................2
Investment Restrictions......................................................2
Valuation of Securities......................................................3
Distributions and Taxes......................................................4
Sales Charges................................................................5
Distribution Plan............................................................7
the Trust Agreement..........................................................8
Investment Adviser...........................................................9
Trustees and Officers.......................................................11
Principal Underwriter.......................................................14
Sub-administrator...........................................................15
Brokerage...................................................................15
Expenses....................................................................16
Standardized Total Return and Yield Quotations..............................18
Financial Statements........................................................18
Additional Information......................................................19
Appendix.................................................................. A-1


------------------------------------------------------------------------------

                                   THE FUND

------------------------------------------------------------------------------



      The Fund is an open-end, diversified management investment company. The Fund's investment objective is to provide shareholders with growth of capital. It is the Fund's policy to invest its assets as fully as practicable.

      Keystone Investment Management Company ("Keystone") is the Fund's investment adviser. Evergreen Keystone Distributor, Inc. (formerly Evergreen Funds Distributor, Inc.) ("EKD") is the Fund's principal underwriter. Evergreen Keystone Investment Services, Inc. (formerly Keystone Investment Distributors Company) ("EKIS") is the predecessor to EKD. See "Investment Adviser" and "Principal Underwriter" below.

      Certain information about the Fund is contained in its prospectus. This statement of additional information provides additional information about the Fund that may be of interest to some investors.



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                            INVESTMENT RESTRICTIONS

------------------------------------------------------------------------------


FUNDAMENTAL INVESTMENT RESTRICTIONS

      The Fund has adopted the fundamental investment restrictions set forth below, which may not be changed without a vote of the majority of the Fund's outstanding shares (as defined in the Investment Company Act of 1940 (the "1940 Act")). Unless otherwise stated, all references to Fund assets are in terms of current market value.

      The Fund may not do any of the following:

      (1) with respect to 75% of its total assets, invest more than 5% of the value of its total assets, determined at marked or other fair value at the time of purchase, in the securities of any one issuer, or invest in more that 10% of the outstanding voting securities of any one issuer, all as determined immediately after such investment; provided that these limitations do not apply to investments in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities;

      (2) invest more than 5% of the value of its total assets in companies which have been in operation for less than three years;

      (3) borrow money, except that the Fund may (i) borrow money from banks for temporary or emergency purposes in aggregate amounts up to 10% of the value of the Fund's net assets (computed at cost), or (ii) enter into reverse repurchase agreements provided that bank borrowings and reverse repurchase agreements, in aggregate, shall not exceed 10% of the value of the Fund's assets;

      (4) underwrite securities, except that the Fund may purchase securities from issuers thereof or others and dispose of such securities in a manner consistent with its other investment policies; in the disposition of restricted securities the Fund may be deemed to be an underwriter, as defined in the Securities Act of 1933 (the 1933 Act);

      (5) purchase or sell real estate or interests in real estate, except that it may purchase and sell securities secured by real estate and securities of companies which invest in real estate, and will not purchase or sell commodities or commodity contracts, except that the Fund may engage in currency or other financial futures contracts and related options transactions;

      (6) invest in a company for the purpose of control or management;

      (7) make margin purchases or short sales of securities;

      (8) make loans, except that the Fund may buy publicly and privately distributed debt securities, provided that such securities purchases are consistent with its investment objectives and policies, and except that the Fund may lend limited amounts of its portfolio securities to broker-dealers;

      (9) invest more than 25% of its assets in the securities of issuers in any single industry; and

      (10) purchase the securities of any other investment company except in the open market and at customary brokerage rates and in no event more than 3% of the voting securities of any investment company.

      If a percentage limit is satisfied at the time of investment or borrowing, a later increase or decrease resulting from a change in the value of a security or a decrease in Fund assets is not a violation of the limit.

      The Fund has no current intention of attempting to increase its net income by borrowing and intends to repay any borrowings made in accordance with the fourth investment restriction enumerated above before it makes any additional investments.



NON-FUNDAMENTAL INVESTMENT RESTRICTIONS

      With respect to illiquid securities, the Fund intends to follow the policies of the Securities and Exchange Commission. Currently, the Fund will not invest more than 15% of its net assets in illiquid securities. Also, the Fund will treat securities as illiquid if it may not sell or dispose of the security in the ordinary course of business within seven days at approximately the value at which the Fund has valued such securities on its books.

      Portfolio securities of the Fund may not be purchased from or sold or loaned to Keystone, or any affiliate thereof, or any of their Directors, officers or employees.



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                            VALUATION OF SECURITIES

------------------------------------------------------------------------------



      Current values for the Fund's portfolio securities are determined in the following manner:

      (1) securities traded on an established exchange are valued on the basis of the last sales price on the exchange where the securities are primarily traded prior to the time of valuation;

      (2) securities traded in the over-the-counter market, for which complete quotations are readily available, are valued at the mean of the bid and asked prices at the time of valuation;

      (3) short-term investments maturing sixty days or less are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

      (4) Short-term investments maturing in more than sixty days are valued at market;

      (5) short-term investments maturing in more than sixty days when purchased that are held on the sixtieth day prior to maturity are valued at amortized cost (market value on the sixtieth day adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market; and

      (6) The Fund's Board of Trustees values the following securities at prices it deems in good faith to be fair: (a) securities, including restricted securities, for which complete quotations are not readily available; (b) listed securities if in the Fund's opinion the last sales price does not reflect a current market value or if no sale occurred; and (c) other assets.

      The Fund believes that reliable market quotations generally are not readily available for purposes of valuing fixed income securities. As a result, depending on the particular securities owned by the Fund, it is likely that most of the valuations for such securities will be based upon their fair value determined under procedures approved by the Board of Trustees. The Board of Trustees has authorized the use of a pricing service to determine the fair value of its fixed income securities and certain other securities.


------------------------------------------------------------------------------

                            DISTRIBUTIONS AND TAXES

------------------------------------------------------------------------------

      You will ordinarily receive distributions in shares, unless you elect before the record date to receive them as cash. Unless the Fund receives instructions to the contrary, it will assume that you wish to receive that distribution and future gains and income distributions in shares. Your instructions continue in effect until changed in writing. If you have not opted to receive cash, the Fund will determine the number of shares that you should receive based on its net asset value per share as computed at the close of business on the ex-dividend date after adjustment for the distribution.

      Capital gains distributions that reduce the net asset value of your shares below your cost are, to the extent of the reduction, a return of your investment. Since distributions of capital gains depend upon profits realized from the sale of the Fund's portfolio securities, they may or may not occur.

      Distributions are taxable whether you receive them in cash or additional shares. Long-term capital gains distributions are taxable as such regardless of
(1) how long you have held the shares or (2) whether you receive them in cash or in additional shares. If, however, you hold the Fund's shares for less than six months and redeem them at a loss, you will recognize a long-term capital loss to the extent of the long-term capital gain distribution received in connection with such shares. The Fund intends to distribute only such net capital gains and income as it has predetermined, to the best of its ability, to be taxable as ordinary income. The Fund's income distributions may be eligible in whole or in part for the corporate dividends received deduction. Distributions designated by the Fund as capital gains are not eligible for the corporate 70% dividends received deduction

      The Fund will advise you annually as to the federal income tax status of your distributions. These comments relating to the taxation of dividends and distributions paid on the Fund's shares relate solely to federal income taxation. Your dividends and distributions may also be subject to state and local taxes.


------------------------------------------------------------------------------

                                 SALES CHARGES

------------------------------------------------------------------------------

      The Fund may charge a contingent deferred sales charge (a "CDSC") when you redeem certain of its shares within four calendar years after you purchase the shares. The Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plan"). If imposed, the Fund deducts the CDSC from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the National Association of Securities Dealers, Inc. ("NASD"), paid to EKD.



CALCULATING THE CDSC

      The CDSC is a declining percentage of the lesser of (1) the net asset value of the shares you redeemed, or (2) the total cost of such shares. The CDSC is calculated according to the following schedule:

      REDEMPTION TIMING                                       CDSC
      during the calendar year of purchase...................4.00%
      during the calendar year after the
        year of purchase.....................................3.00%
      during the second calendar
        year after the year of purchase......................2.00%
      during the third calendar year
        after the year of purchase...........................1.00%
      Thereafter.............................................0.00%

      In determining whether a CDSC is payable and, if so, the percentage charge applicable, the Fund assumes that you have redeemed shares not subject to a CDSC first and then it will redeem shares you have held the longest first.

      EXAMPLE OF CDSC CALCULATION. The following example illustrates the operation of the contingent deferred sales charge. Assume that you make a purchase payment of $10,000 during the calendar year 1996. Also assume that on a given date in 1997 the value of your account has grown through investment performance and reinvestment of distributions to $12,000. On such date in 1997, you could redeem up to $2,000 ($12,000 minus $10,000) without incurring a CDSC. However, if on such date you redeem $3,000, the Fund would then impose a CDSC on $1,000 of the redemption proceeds (the amount by which the redemption reduced your account below the amount of your initial purchase payment). The Fund would charge you $30, or 3% of the $1,000 excess over your initial purchase payment, because you redeemed during the calendar year after the calendar year of purchase.


CDSC WAIVERS

      REDEMPTIONS. The Fund does not impose a CDSC when the shares you are redeeming represent:

      1. an increase in the value of your account above the total cost of such shares due to increases in the net asset value per share of the Fund;
      2. certain shares for which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions;
      3. shares you have held for all or part of more than four consecutive calendar years;
      4. shares that are in the accounts of a shareholder who has died or become disabled;
      5. a lump-sum distribution from a 401(k) plan or other benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA");
      6. automatic withdrawals from the ERISA plan of a shareholder who is a least 59 1/2 years old;
      7. shares in an account that the Fund has closed because the account has an aggregate net asset value of less than $1,000;
      8. automatic withdrawals under a Systematic Income Plan of up to 1% per month of your initial account balance;
      9. withdrawals consisting of loan proceeds to a retirement plan participant;
      10. financial hardship withdrawals made by a retirement plan participant;
      11. withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan; or
      12. shares purchased by a bank or trust company in a single account in the name of such bank or trust company as trustee if the initial investment in shares of the Fund, any other Fund in the Keystone Fund Family, Keystone Precious Metals Holdings, Inc., Keystone International Fund Inc., Keystone Tax Free Fund, Keystone Liquid Trust and/or any Keystone America Fund, is at least $500,000 and any commission paid by the Fund and such other fund at the time of such purchase is not more than 1% of the amount invested.

      EXCHANGES. The Fund does not charge a CDSC on exchanges of shares between funds in the Keystone Fund Family that have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act. If you do exchange shares of one such fund for shares of another such fund, the Fund will deem the calendar year of the exchange, for purposes of any future CDSC, to be the year the shares tendered for exchange were originally purchased.

      SALES. The Fund may sell shares at net asset value without the imposition of a CDSC to:

      1. any Director, Trustee, officer, full-time employee or sales representative of the Fund, Keystone Management, Keystone, Keystone Investments, Inc. ("Keystone Investments"), Harbor Capital, EKD or their affiliates, who has held such position for at least ninety days; and
      2. the pension and profit-sharing plans established by such companies and their affiliates, for the benefit of their Directors, Trustees, officers, full-time employees and sales representatives.

However, we will only sell shares to these parties upon the purchaser's written assurance that he or she is buying the shares for investment purposes only. Such purchasers may not resell the securities except through redemption by the Fund.


------------------------------------------------------------------------------

                               DISTRIBUTION PLAN

------------------------------------------------------------------------------

        Rule 12b-1 under the 1940 Act permits investment companies, such as the Fund, to use their assets to bear the expenses of distributing their shares if they comply with various conditions, including the adoption of a distribution plan containing certain provisions set forth in Rule 12b-1. The Fund bears some of the costs of selling its shares under a distribution plan adopted pursuant to Rule 12b-1 (the "Distribution Plan").

      The Fund's Distribution Plan provides that the Fund may expend up to 0.3125% quarterly (approximately 1.25% annually) of the average daily net asset value of its shares to pay distribution costs for sales of its shares and to pay shareholder service fees. The NASD limits such annual expenditures to 1.00%, of which 0.75% may be used to pay distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that the Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Fund's Distribution Plan plus interest at the prime rate plus 1% on unpaid amounts thereof (less any CDSCs paid by shareholders to EKD or its predecessor).

      Payments under the Distribution Plan are currently made to EKD (which may reallow all or part to others, such as broker-dealers) (1) as commissions for Fund shares sold; (2) as shareholder service fees in respect of shares maintained by the recipient and outstanding on the Fund's books for specific periods; and (3) as interest. Amounts paid or accrued to EKD in the aggregate may not exceed the annual limitation referred to above. EKD generally reallows to broker-dealers or others a commission equal to 4.00% of the price paid for each Fund share sold. In addition, EKD generally reallows to broker-dealers or others a shareholder service fee at a rate of 0.25% per annum of the net asset value of shares maintained by such recipient and outstanding on the books of the Fund for specified periods.

      If the Fund is unable to pay EKD a commission on a new sale because the annual maximum (0.75% of average daily net assets) has been reached, EKD intends, but is not obligated, to continue to accept new orders for the purchase of Fund shares and to pay commissions and service fees to broker-dealers in excess of the amount it currently receives from the Fund ("Advances"). While the Fund is under no contractual obligation to reimburse such Advances, EKD and EKIS, its predecessor, intend to seek full reimbursement for Advances from the Fund (together with interest at the prime rate plus 1.00%) at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits. If the Fund's Independent Trustees (Trustees who are not interested persons, as defined in the 1940 Act, and who have no direct or indirect financial interest in the Fund's Distribution Plan or any agreement related thereto) authorize such payments, the effect will be to extend the period of time during which the Fund incurs the maximum amount of costs allowed by the Distribution Plan.

      The total amounts paid by the Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limit specified above, and the amounts and purposes of expenditures under the Distribution Plan must be reported to the Independent Trustees quarterly. The Independent Trustees may require or approve changes in the implementation or operation of the Distribution Plan, and may require that total expenditures by the Fund under the Distribution Plan be kept within limits lower than the maximum amount permitted by the Distribution Plan as stated above. If such costs are not limited by the Independent Trustees, such costs could, for some period of time, be higher than such costs permitted by most other plans presently adopted by other investment companies.

      The Distribution Plan may be terminated at any time by vote of the Independent Trustees, or by vote of a majority of the outstanding shares of the Fund. If the Distribution Plan is terminated, EKD will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of Advances.

      Any change in the Distribution Plan that would materially increase the distribution expenses of the Fund provided for in the Distribution Plan requires shareholder approval. Otherwise, the Distribution Plan may be amended by votes of both (1) the Fund's Trustees and (2) the Independent Trustees cast in person at a meeting called for the purpose of voting on such amendment.

      While the Distribution Plan is in effect, the Fund is required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

      The Independent Trustees of the Fund have determined that the sales of the Fund's shares resulting from payments under the Distribution Plan have benefitted the Fund.


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                              THE TRUST AGREEMENT

------------------------------------------------------------------------------

      The Fund is a Pennsylvania common law trust established under a Trust Agreement dated July 15, 1935, restated and amended on December 19, 1989 (the "Trust Agreement"). The Trust Agreement provides for a Board of Trustees and enables the Fund to enter into an agreement with an investment manager and/or adviser to provide the Fund with investment advisory, management and administrative services. A copy of the Trust Agreement is filed as an exhibit to the Fund's Registration Statement of which this statement of additional information is a part. This summary is qualified in its entirety by reference to the Trust Agreement.


DESCRIPTION OF SHARES

      The Trust Agreement authorizes the issuance of an unlimited number of shares of beneficial interest and the creation of additional series and/or classes of series of Fund shares. Each share represents an equal proportionate interest in the Fund with each other share of that class. Upon liquidation, shares are entitled to a pro rata share in the net assets of their class of Fund shares. Shareholders shall have no preemptive or conversion rights. Shares are transferable. The Fund currently intends to issue only one class of shares.


SHAREHOLDER LIABILITY

      Pursuant to court decisions or other theories of law, shareholders of a Pennsylvania common law trust could possibly be held personally liable for the obligations of the trust. The possibility of the Fund's shareholders incurring financial loss under such circumstances appears to be remote, however, because the Trust Agreement (1) contains an express disclaimer of shareholder liability for obligations of the Fund; (2) requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees; and (3) provides for indemnification out of Fund property for any shareholder held personally liable for the obligations of the Fund.


VOTING RIGHTS

      Under the terms of the Trust Agreement, the Fund does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matters, shares are entitled to one vote per share. Shares generally vote together as one class on all matters. No amendment may be made to the Trust Agreement that adversely affects any class of shares without the approval of a majority of the shares of that class. There shall be no cumulative voting in the election of Trustees.

      After a meeting as described above, no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law, or until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees.

      Except as set forth above, the Trustees shall continue to hold office indefinitely unless otherwise required by law and may appoint successor Trustees. A Trustee may cease to hold office or may be removed from office (as the case may be) (1) at any time by a two-thirds vote of the remaining Trustees;
(2) when such Trustee becomes mentally or physically incapacitated; or (3) at a special meeting of shareholders by a two-thirds vote of the outstanding shares. Any Trustee may voluntarily resign from office.


LIMITATION OF TRUSTEES' LIABILITY

      The Trust Agreement provides that a Trustee shall be liable only for his own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisers, shall not be liable for any neglect or wrongdoing of any such person; provided, however, that nothing in the Trust Agreement shall protect a Trustee against any liability for his willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

      The Trustees have absolute and exclusive control over the management and disposition of all assets of the Fund and may perform such acts as in their sole judgment and discretion are necessary and proper for conducting the business and affairs of the Fund or promoting the interests of the Fund and the shareholders.


------------------------------------------------------------------------------

                              INVESTMENT ADVISER

------------------------------------------------------------------------------

        Subject to the general supervision of the Fund's Board of Trustees, Keystone provides investment advice, management and administrative services to the Fund. Keystone, organized in 1932, is a wholly-owned subsidiary of Keystone Investments. Keystone Investments provides accounting, bookkeeping, legal, personnel, and general corporate services to Keystone, its affiliates, and the Keystone Investments Families of Funds. Both Keystone and Keystone Investments are located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

      On December 11, 1996, the predecessor corporation to Keystone Investments and indirectly each subsidiary of Keystone Investments, including Keystone, were acquired (the "Acquisition") by First Union National Bank of North Carolina ("FUNB"), a wholly-owned subsidiary of First Union Corporation ("First Union"). The predecessor corporation to Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the name "Keystone Investments, Inc." and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, the Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, a wholly-owned subsidiary of BISYS Group, Inc. ("BISYS"). The new investment advisory agreement (the "Advisory Agreement") was approved by the shareholders of the Fund on December 9, 1996, and became effective on December 11, 1996. As a result of the above transactions, Keystone Management, Inc. ("Keystone Management"), which, prior to the Acquisition, acted as the Fund's investment manager, no longer acts as such to the Fund. Keystone currently provides the Fund with all the services that may previously have been provided by Keystone Management.

      Keystone Investments and each of its subsidiaries, including Keystone, are now indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $133.9 billion in consolidated assets as of September 30, 1996. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. The Capital Management Group of FUNB, together with Lieber & Company and Evergreen Asset Management Corp., wholly-owned subsidiaries of FUNB, manage or otherwise oversee the investment of over $50 billion in assets belonging to a wide range of clients, including the Evergreen Family of Funds.

      Pursuant to the Advisory Agreement and subject to the supervision of the Fund's Board of Trustees, Keystone furnishes to the Fund investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. Keystone pays for all of the expenses incurred in connection with the provision of its services.

      All charges and expenses, other than those specifically referred to as being borne by Keystone, will be paid by the Fund, including, but not limited to, (1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4) fees of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) costs and expenses under the Distribution Plans; (8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of the Fund and its shares with the Commission or under state or other securities laws; (11) expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of the Fund; (12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for the Fund and for the Independent Trustees of the Fund on matters relating to the Fund; and (14) charges and expenses of filing annual and other reports with the Commission and other authorities, and all extraordinary charges and expenses of the Fund.

      The Fund pays Keystone a fee for its services at the annual rate set forth below:

                                                           Aggregate Net Asset
Management                                                 Value of the Shares
Fee                                                                of the Fund
------------------------------------------------------------------------------

0.70%of the first                                          $ 100,000,000, plus
0.65%of the next                                           $ 100,000,000, plus
0.60%of the next                                           $ 100,000,000, plus
0.55%of the next                                           $ 100,000,000, plus
0.50%of the next                                           $ 100,000,000, plus
0.45%of the next                                           $ 500,000,000, plus
0.40%of the next                                           $ 500,000,000, plus
0.35%of amounts over                                     $ 1,500,000,000.


Keystone's fee is computed as of the close of business each business day and payable daily.

      Under the Advisory Agreement, any liability of Keystone in connection with rendering services thereunder is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

      The Advisory Agreement continues in effect for two years from its effective date and, thereafter, from year to year only if approved at least annually by the Board of Trustees of the Fund or by a vote of a majority of the Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of the Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Fund's Board of Trustees or by a vote of a majority of outstanding shares. The Advisory Agreement will terminate automatically upon its assignment.


------------------------------------------------------------------------------

                             TRUSTEES AND OFFICERS

------------------------------------------------------------------------------

      Trustees and officers of the Fund, their addresses, their principal occupations and some of their affiliations over the last five years are as follows:

 FREDERICK AMLING:         Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Professor, Finance De partment, George Washington
                           University; President, Amling & Company (investment advice); and former Member, Board of Advis ers, Credito Emilano (banking).

 LAURENCE B. ASHKIN:       Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Trustee of all the Evergreen funds other than Evergreen Investment Trust; real estate developer and construction consultant; and President of Centrum
                           Equities and Centrum Properties, Inc.

 CHARLES A. AUSTIN III:    Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Investment Counselor to Appleton Partners, Inc.; and former Managing Director, Seaward Management
                           Corporation (investment advice).

 FOSTER BAM:               Trustee of the Fund; Trustee or Director of all
                           other funds in the Keystone Investments Families of Funds; Trustee of all the Evergreen funds other than Evergreen Investment Trust; Partner in the law firm of Cummings & Lockwood; Director, Symmetrix, Inc.
                           (sulphur company) and Pet Practice, Inc. (veterinary services); and former Director, Chartwell Group Ltd.
                           (Manufacturer of office furnishings and accessories), Waste Disposal Equipment Acquisition Corporation and
                           Rehabilitation Corporation of America (rehabilitation hospitals).

 *GEORGE S. BISSELL:       Chief Executive Officer of the Fund and each of the
                           other funds in the Keystone Investments Families of Funds; Chairman of the Board and Trustee of the Fund;
                           Chairman of the Board and Trustee or Director of all other funds in the Keystone Investments Families of Funds; Chairman of the Board and Trustee of Anatolia
                           College; Trustee of University Hospital (and Chairman of its Investment Committee); former Director and Chairman of the Board of Hartwell Keystone; and former Chairman of the Board, Director and Chief
                           Executive Officer of Keystone Investments.

 EDWIN D. CAMPBELL:        Trustee of the Fund; Trustee or Directorn of all
                           other funds in the Keystone Investments Families of Funds; Principal, Padanaram

                           Associates, Inc.; and former Executive Director, Coalition of Essen tial Schools, Brown University.

 CHARLES F. CHAPIN:        Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           and former Director, Peoples Bank (Charlotte, NC).

 K. DUN GIFFORD:           Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Trustee, Treasurer and Chairman of the Finance
                           Committee, Cambridge College; Chairman Emeritus and
                           Director, American Institute of Food and Wine;
                           Chairman and President, Oldways Preservation and
                           Exchange Trust (education); former Chairman of the
                           Board, Director, and Executive Vice President, The
                           London Harness Company; former Managing Partner,
                           Roscommon Capital Corp.; former Chief Executive
                           Officer, Gifford Gifts of Fine Foods; former
                           Chairman, Gifford, Drescher & Associates
                           (environmental consulting); and former Director,
                           Keystone Investments and Keystone.

 JAMES S. HOWELL:          Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Chairman and Trustee of the Evergreen funds; former
                           Chairman of the Distribution Foundation for the Carolinas; and former Vice President of Lance Inc.
                           (food manufacturing).

 LEROY KEITH, JR.:         Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Chairman of the Board and Chief Executive Officer,
                           Carson Products Company; Director of Phoenix Total
                           Return Fund and Equifax, Inc.; Trustee of Phoenix
                           Series Fund, Phoenix Multi-Portfolio Fund, and The
                           Phoenix Big Edge Series Fund; and former President,
                           Morehouse College.

 F. RAY KEYSER, JR.:       Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Chairman and Of Counsel, Keyser, Crowley & Meub,
                           P.C.; Member, Governor's (VT) Council of Economic
                           Advisers; Chairman of the Board and Director, Central
                           Vermont Public Service Corporation and Lahey
                           Hitchcock Clinic; Director, Vermont Yankee Nuclear
                           Power Corporation, Grand Trunk Corporation, Grand
                           Trunk Western Railroad, Union Mutual Fire Insurance
                           Company, New England Guaranty Insurance Company,
                           Inc., and the Investment Company Institute; former
                           Director and President, Associated Industries of
                           Vermont; former Director of Keystone, Central Vermont
                           Railway, Inc., S.K.I. Ltd., and Arrow Financial
                           Corp.; and former Director and Chairman of the Board, Proctor Bank and Green Mountain Bank.

GERALD M. MCDONELL:        Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Trustee of the Evergreen funds; and Sales
                           Representative with Nucor-Yamoto, Inc. (Steel producer).

THOMAS L. MCVERRY:         Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Trustee of the Evergreen funds; former Vice President and Director of Rexham Corporation; and former
                           Director of Carolina Cooperative Federal Credit
                           Union.

*WILLIAM WALT PETTIT:      Trustee of the Fund; Trustee or Director of all othe
                           funds in the Keystone Investments Families of Funds;
                           Trustee of the Evergreen funds; and Partner in the law firm of Holcomb and Pettit, P.A.

DAVID M. RICHARDSON:       Trustee of the Fund; Trustee or Director of all othe
                           funds in the Keystone Investments Families of Funds;
                           Vice Chair and former Executive Vice President, DHR
                           International, Inc. (executive recruitment); former
                           Senior Vice President, Boyden International Inc.
                           (executive recruitment); and Director, Commerce and Industry Association of New Jersey, 411
                           International, Inc., and J&M Cumming Paper Co.

RUSSELL A. SALTON, III MD: Trustee of the Fund; Trustee or Director of all other funds in the Keystone Investments Families of Funds; Trustee of the Evergreen funds; Medical Director, U.S. Health Care/Aetna Health Services; and former Managed Health Care Consultant; former President, Primary Physician Care.

MICHAEL S. SCOFIELD:       Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Trustee of the Evergreen funds; and Attorney, Law
                           Offices of Michael S. Scofield.

RICHARD J. SHIMA:          Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Chairman, Environmental Warranty, Inc. (Insurance agency); Executive Consultant, Drake Beam Morin, Inc.
                           (executive outplacement); Director of Connecticut
                           Natural Gas Corporation, Hartford Hospital, Old State
                           House Association, Middlesex Mutual Assurance
                           Company, and Enhance Financial Services, Inc.;
                           Chairman, Board of Trustees, Hartford Graduate
                           Center; Trustee, Greater Hartford YMCA; former
                           Director, Vice Chairman and Chief Investment Officer,
                           The Travelers Corporation; former Trustee,
                           Kingswood-Oxford School; and former Managing Director and Consultant, Russell Miller, Inc.

*ANDREW J. SIMONS:         Trustee of the Fund; Trustee or Director of all other
                           funds in the Keystone Investments Families of Funds;
                           Partner, Farrell, Fritz, Caemmerer, Cleary, Barnosky
                           & Armentano, P.C.; Adjunct Professor of Law and former Associate Dean, St. John's University School of Law; Adjunct Professor of Law, Touro College
                           School of Law; and former President, Nassau County
                           Bar Association.

JOHN J. PILEGGI:           President and Treasurer of the Fund; President and
                           Treasurer of all other funds in the Keystone
                           Investments Families of Funds; President and
                           Treasurer of the Evergreen funds; Senior Managing
                           Director, Furman Selz LLC since 1992; Managing
                           Director from 1984 to 1992; 230 Park Avenue, Suite
                           910, New York, NY.

GEORGE O. MARTINEZ:        Secretary of the Fund; Secretary of all other funds
                           in the Keystone Investments Families of Funds; Senior
                           Vice President and Director of Administration and
                           Regulatory Services, BISYS Fund Services; 3435
                           Stelzer Road, Columbus, Ohio.

* This Trustee may be considered an "interested person" of the Fund within the meaning of the 1940 Act.

      Mr. Bissell is deemed an "interested person" of the Fund by virtue of his ownership of stock of First Union Corporation ("First Union"), of which Keystone is an indirect wholly-owned subsidiary. See "Investment Adviser." Mr. Pettit and Mr. Simons may each be deemed an "interested person" as a result of certain legal services rendered to a subsidiary of First Union by their respective law firms, Holcomb and Pettit, P.A. and Farrell, Fritz, Caemmerer, Cleary, Barnosky & Armentano, P.C. As of the date hereof, Mr. Pettit and Mr. Simons are each applying for an exemption from the SEC which would allow them to retain their status as an Independent Trustee.

      All of the officers of the Fund will be officers and/or employees of BISYS.

      For the fiscal year ended October 31, 1996, none of the Trustees and officers of Keystone received any direct remuneration from the Fund. For the calendar year ended December 31, 1995, annual retainers and meeting fees paid by all funds in the Keystone Investments Family of Funds (which includes over 30 mutual funds) totaled approximately $450,716. As of November 30, 1996, none of the Trustees and officers of Keystone beneficially owned any of the Fund's then outstanding shares.

            The address of all the Fund's Trustees and officers and the address of the Fund is 200 Berkeley Street, Boston, Massachusetts 02116-5034.


------------------------------------------------------------------------------

                             PRINCIPAL UNDERWRITER

------------------------------------------------------------------------------

      The Fund has entered into a Principal Underwriting Agreement (the "Underwriting Agreement") with EKD. EKD, which is not affiliated with First Union, replaces EKIS as the Fund's principal underwriter. EKIS may no longer act as principal underwriter of the Fund due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may no longer act as principal underwriter of the Fund as discussed above, EKIS may continue to receive compensation from the Fund or EKD in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by EKD for the provision of certain marketing support services to EKD at an annual rate of up to .75% of the average daily net assets of the Fund, subject to certain restrictions.

      EKD, as agent, has agreed to use its best efforts to find purchasers for the shares. EKD may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers, and others, acting as principals, for sales of shares to them. The Underwriting Agreement provides that EKD will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. In its capacity as principal underwriter, EKD or EKIS, its predecessor, may receive payments from the Fund pursuant to the Fund's Distribution Plan.

      The Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (i) by a vote of a majority of the Independent Trustees, and (ii) by vote of a majority of the Trustees, in each case, cast in person at a meeting called for that purpose.

      The Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the Board of Trustees or by a vote of a majority of outstanding shares. The Underwriting Agreement will terminate automatically upon its assignment.

      From time to time, if, in EKD's judgment, it could benefit the sales of Fund shares, EKD may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and Fund data files.


------------------------------------------------------------------------------

                               SUB-ADMINISTRATOR

------------------------------------------------------------------------------

      BISYS provides officers and certain administrative services to the Fund pursuant to a sub-administration agreement. For its services under that agreement, BISYS will receive from Keystone an annual fee at the maximum annual rate of .01% of the average daily net assets of the Fund. BISYS is located at 230 Park Avenue, New York, New York 10169.


------------------------------------------------------------------------------

                                   BROKERAGE

------------------------------------------------------------------------------

SELECTION OF BROKERS

      In effecting transactions in portfolio securities for the Fund, Keystone seeks the best execution of orders at the most favorable prices. Keystone determines whether a broker has provided the Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:

      1.    overall direct net economic result to the Fund;

      2.    the efficiency with which the transaction is effected;

      3. the broker's ability to effect the transaction where a large block is involved;

      4. the broker's readiness to execute potentially difficult transactions in the future;

      5.    the financial strength and stability of the broker; and

      6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information ("research services.)

      The Fund's management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

      Should the Fund or Keystone receive research services from a broker, the Fund would consider such services to be in addition to, and not in lieu of, the services Keystone is required to perform under the Advisory Agreement. Keystone believes that the cost, value and specific application of research services are indeterminable and cannot be practically allocated between the Fund and its other clients who may indirectly benefit from the availability of research services. Similarly, the Fund may indirectly benefit from information made available as a result of transactions effected for Keystone's other clients. Under the Advisory Agreement, Keystone is permitted to pay higher brokerage commissions for brokerage and research services in accordance with Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone follows such a practice, it will do so on a basis that is fair and equitable to the Fund.

      Neither the Fund nor Keystone intends on placing securities transactions with any particular broker. The Fund's Board of Trustees has determined, however, that the Fund may consider sales of Fund shares as a factor when selecting of brokers to execute portfolio transactions, subject to the requirements of best execution described above.


BROKERAGE COMMISSIONS

      Generally, the Fund expects to purchase and sell its securities through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark up or reflect a dealer's mark down. Where it effects transactions in the over the counter market, the Fund will deal with primary market makers, unless more favorable prices are otherwise obtainable.



GENERAL BROKERAGE POLICIES

      In order to take advantage of the availability of lower purchase prices, the Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

      Keystone makes investment decisions for the Fund independently from those of its other clients. It may frequently develop, however, that Keystone will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of the Fund's securities, the Fund believes that in other cases its ability to participate in volume transactions will produce better executions.

      The Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, EKD, or any of their affiliated persons, as defined in the 1940 Act.

      The Board of Trustees periodically reviews the Fund's brokerage policy. In the event of further regulatory developments affecting the securities exchanges and brokerage practices generally, the Board of Trustees may change, modify or eliminate any of the foregoing practices.


------------------------------------------------------------------------------

                                   EXPENSES

------------------------------------------------------------------------------

INVESTMENT ADVISORY FEES

      For each of the Fund's last fiscal year, the table below lists the total dollar amounts paid by (1) the Fund to Keystone Management, Inc., the Fund's former investment manager, for investment management and administrative services rendered and (2) by Keystone Management to Keystone for investment advisory services rendered. For more information, see "Investment Adviser."


                                           Percent of Fund's
                    Fee Paid to Keystone   Average Net Assets   Fee Paid to
                    Management under       represented by       Keystone under
Fiscal Year Ended   the Management         Keystone             the Advisory
October  31,        Agreement              Management's Fee     Agreement
-----------------   --------------------   -------------------  ---------------
1996                $                           %               $
1995                $2,799,544              0.61%               $2,379,612
1994                $2,440,144              0.62%               $2,074,122



17832
                                      16





DISTRIBUTION PLAN EXPENSES

      For the fiscal year ended October 31, 1996, the Fund paid $    to EKIS
under its Distribution Plan. For more information, see "Distribution Plan."


UNDERWRITING COMMISSIONS

      For each of the Fund's last three fiscal years, the table below lists the aggregate dollar amounts of underwriting commissions (front-end sales charges, plus distribution fees, plus CDSCs) paid with respect to the public distribution of the Fund's shares. The table also indicates the aggregate dollar amount of underwriting commissions retained by EKIS. For more information, see "Principal Underwriter" and "Sales Charges."

                                                      Aggregate Dollar Amount of
Fiscal Year Ended     Aggregate Dollar Amount of      Underwriting Commissions
August 31,            Underwriting Commissions        Retained by EKIS
------------------    --------------------------      --------------------------
1996                  $                               $
1995                  $4,366,474                      $217,959
1994                  $2,918,769                      $1,070,098


BROKERAGE COMMISSIONS

      Listed below are the aggregate dollar amounts paid by the Fund in brokerage commissions for each of the last three fiscal years. Also listed are the For more information, see "Brokerage."


                                              Of the amount paid in     Of the amount paid
                                              Brokerage                 in Brokerage
                      Aggregate Dollar        Commissions, the          Commissions, the
For the Fiscal        Amount of               following amounts         following amounts
Year Ended            Brokerage               were paid to Kokusai      were paid to
August 31,            Commissions Paid        Securities, Inc.          [Nomura]
-----------------     -----------------       -------------------       ------------------
1996
1995                  $871,000                $38,184                   $11,738
1994                  $404,419                $0                        $0




------------------------------------------------------------------------------

                STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS

------------------------------------------------------------------------------

      Total return quotations for the Fund as they may appear from time to time in advertisements are calculated by finding the average annual compounded rates of return over the one, five and ten year periods on a hypothetical $1,000 investment that would equate the initial amount invested to the ending redeemable value. To the initial investment all dividends and distributions are added and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the one, five or ten year periods.

      The annual total return of the Fund for the one year period ending October
31, 1996 was %   (including applicable sales charge). The compounded average annual rate of return for the five and ten year periods ended October 31, 1996
were %   and %  , respectively.

------------------------------------------------------------------------------

                             FINANCIAL STATEMENTS

------------------------------------------------------------------------------

      The following financial statements of the Fund are incorporated by reference herein from the Fund's Annual Report, as filed with the SEC:

      Schedule of Investments as of October  31, 1996;

      Statement of Assets and Liabilities as of October  31, 1996;

      Statement of Operations for the year ended October 31, 1996;

      Statements of Changes in Net Assets for each of the years in the two-year period ended October 31, 1996;

      Financial Highlights for each of the years in the ten-year period ended October 31, 1996;

      Notes to Financial Statements; and

      Independent Auditors' Report dated November 29, 1996.

      The following financial statements of the Fund are incorporated by reference herein from the Fund's Semiannual Report, as filed with the SEC:

      Schedule of Investments as of April 30, 1996 (unaudited);

      Statement of Assets and Liabilities as of April 30, 1996 (unaudited);

      Statement of Operations for the year ended April 30,  1996 (unaudited);

      Statements of Changes in Net Assets for each of the years in the two-year period ended April 30, 1996;

      Financial Highlights for each of the years in the five-year period ended April 30, 1996 and for the six months ended April 30, 1996; and

      Notes to Financial Statements (unaudited).

      A copy of the Fund's Annual Report will be furnished upon request and without charge. Requests may be made in writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-5034, or by calling EKSC toll free at 1-800-343-2898.

------------------------------------------------------------------------------

                            ADDITIONAL INFORMATION

------------------------------------------------------------------------------

      State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is custodian of all securities and cash of the Fund (the "Custodian"). The Custodian may hold securities of some foreign issuers outside the United States. The Custodian performs no investment management functions for the Fund, but, in addition to its custodial services is responsible for accounting and related recordkeeping on behalf of the Fund.

      KPMG Peat Marwick LLP, 99 High Street, Boston, Massachusetts 02110, Certified Public Accountants, are the independent auditors for the Fund.

      EKSC, located at 200 Berlkey Street, Boston, Massachusetts 02106-5034, is a wholly-owned subsidiary of Keystone and serves as the Fund's transfer agent and dividend disbursing agent.

      To the best of the Fund's knowledge, no shareholders of record owned 5% or more of the Fund's outstanding shares on November 30, 1996.

      Except as otherwise stated in its prospectus or required by law, the Fund reserves the right to change the terms of the offer stated in its prospectus without shareholder approval, including the right to impose or change fees for services provided.

      If conditions arise that would make it undesirable for the Fund to pay for all redemptions in cash, the Board of Trustees may authorize payment to be made in portfolio securities or other Fund property. The Fund has obligated itself, however, under the 1940 Act to redeem for cash all shares presented for redemption by any one shareholder in any 90-day period up to the lesser of $250,000, or 1% of the Fund's net assets. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share. Shareholders receiving such securities would incur brokerage costs when these securities are sold.

      No dealer, salesman or other person is authorized to give any information or to make any representation not contained in the Fund's prospectus, this statement of additional information or in supplemental sales literature issued by the Fund or EKD, and no person is entitled to rely on any information or representation not contained therein.

      The Fund's prospectus and this statement of additional information omit certain information contained in the registration statement filed with the Securities and Exchange Commission, which may be obtained from the Securities and Exchange Commission's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the Securities and Exchange Commission.

                       STATEMENT OF ADDITIONAL INFORMATION

                       KEYSTONE MID-CAP GROWTH FUND (S-3)

                                December 10, 1996
                        As Supplemented December 11, 1996



         This statement of additional information is not a prospectus, but relates to, and should be read in conjunction with, the prospectus of Keystone Mid-Cap Growth Fund (S-3) (the "Fund") dated December 10, 1996, as supplemented. A copy of the prospectus may be obtained from the Fund's principal underwriter, Evergreen Keystone Distributor, Inc., located at 230 Park Avenue, New York, New York 10169, or your broker-dealer.




                                TABLE OF CONTENTS


                                                                 Page

   Investment Objective and Policies...............................2
   Investment Restrictions.........................................2
   Valuation of Securities.........................................4
   Distributions and Taxes.........................................4
   Sales Charges...................................................5
   Distribution Plan7
   The Trust Agreement............................................ 8
   Investment Adviser............................................. 9
   Trustees and Officers..........................................11
   Principal Underwriter..........................................15
   Sub-Administrator..............................................15
   Brokerage......................................................16
   Expenses.......................................................17
   Standardized Total Return
      and Yield Quotations........................................19
   Additional Information.........................................19
   Financial Statements...........................................20
   Appendix......................................................A-1

                        INVESTMENT OBJECTIVE AND POLICIES


         The Fund is an open-end, diversified management investment company, commonly known as a mutual fund. The Fund's investment objective is to provide shareholders with growth of capital by investing its assets as fully as practicable.

         Keystone Investment Management Company ("Keystone") is the Fund's investment adviser. Evergreen Keystone Distributor, Inc. (formerly Evergreen Funds Distributor, Inc.) ("EKD" or the "Principal Underwriter") is the Fund's principal underwriter. Evergreen Keystone Investment Services, Inc. (formerly Keystone Investment Distributors Company) ("EKIS") is the predecessor to the Principal Underwriter. See "Investment Adviser" and "Principal Underwriter" below.

         Certain information about the Fund is contained in the prospectus. This statement of additional information provides information that may be of interest to some investors.



                             INVESTMENT RESTRICTIONS


Fundamental Investment Restrictions

         The Fund has adopted the fundamental investment restrictions set forth below, which may not be changed without a vote of the majority of the Fund's outstanding shares (as defined in the Investment Company Act of 1940 (the "1940 Act")). Unless otherwise stated, all references to Fund assets are in terms of current market value.

         The Fund may not do any of the following:

         (1) with respect to 75% of its total assets, invest more than 5% of the value of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, all as determined immediately after such investment; provided that these limitations do not apply to investments in securities issued or guaranteed by the United States ("U.S.") government or its agencies or instrumentalities;

         (2) invest more than 5% of the value of its total assets in companies which have been in operation for less than three years;

         (3) borrow money, except that the Fund may (a) borrow money from banks for temporary or emergency purposes in aggregate amounts up to 10% of the value of the Fund's net assets (computed at cost); or (b) enter into reverse repurchase agreements (bank borrowings and reverse repurchase agreements, in aggregate, shall not exceed 10% of the value of the Fund's net assets);

         (4) underwrite securities, except that the Fund may purchase securities from issuers thereof or others and dispose of such securities in a manner consistent with its other investment policies; in the disposition of restricted securities the Fund may be deemed to be an underwriter, as defined in the Securities Act of 1933 (the "1933 Act");

         (5) purchase or sell real estate or interests in real estate, except that it may purchase and sell securities secured by real estate and securities of companies which invest in real estate, and will not purchase or sell commodities or commodity contracts, except that the Fund may engage in currency or other financial futures contracts and related options transactions;

         (6) invest for the primary purpose of exercising control over or management of any issuer;

         (7)  make margin purchases or short sales of securities;

         (8) make loans, except that the Fund may purchase money market securities, enter into repurchase agreements, buy publicly and privately distributed debt securities and lend limited amounts of its portfolio securities to broker-dealers; all such investments must be consistent with the Fund's investment objective and policies;

         (9) invest more than 25% of its total assets in the securities of issuers in any single industry, other than securities issued by banks and savings and loan associations or securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; and

         (10) purchase the securities of any other investment company except in the open market and at customary brokerage rates and in no event more than 3% of the voting securities of any investment company.

         If a percentage limit is satisfied at the time of investment or borrowing, a later increase or decrease resulting from a change in the value of a security or a decrease in Fund assets is not a violation of the limit.

         The Fund has no current intention of attempting to increase its net income by borrowing and intends to repay any borrowings made in accordance with the third investment restriction enumerated above before further investments are made.

Non-Fundamental Investment Restrictions

         The Fund intends to follow policies of the Securities and Exchange Commission ("SEC") as they are adopted from time to time with respect to illiquid securities, including, at this time, (1) treating as illiquid securities that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment on its books and (2) limiting its holdings of such securities to 15% of its net assets.

         Additional restrictions adopted by the Fund, which may be changed by the Fund's Board of Trustees, provide that the Fund may not purchase or retain securities of an issuer if, to the knowledge of the Fund, any officer, Trustee, or Director of the Fund or Keystone, each owning beneficially more than 1/2 of 1% of the securities of such issuer, own, in the aggregate, more than 5% of the securities of such issuer, or such persons or management personnel of the Fund or Keystone have a substantial beneficial interest in the securities of such issuer. Portfolio securities of the Fund may not be purchased from or sold or loaned to Keystone, or any affiliate thereof, or any of their Directors, officers, or employees.


                             VALUATION OF SECURITIES


         Current value for the Fund's portfolio securities is determined in the following manner:

         (1) securities traded on an established exchange are valued on the basis of the last sales price on the exchange where the securities are primarily traded prior to the time of the valuation;

         (2) securities traded in the over-the-counter market, for which complete quotations are readily available, are valued at the mean of the bid and asked prices at the time of valuation, or as otherwise specified by the Board of Trustees;

         (3) short-term investments with initial or remaining maturities of sixty days or less are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

         (4) short-term investments with greater than sixty days to maturity are valued at market value; and

         (5) the Fund's Board of Trustees values the following securities at prices it deems in good faith to be fair: (a) securities, including restricted securities, for which complete quotations are not readily available; (b) listed securities, if in the Board's opinion, the last sales price does not reflect a current market value or if no sale occurred; and (C) other assets.



                             DISTRIBUTIONS AND TAXES


         The Fund will make distributions from net investment income and net realized capital gains, if any, annually in shares or, at the option of the shareholder, in cash. (Distributions of ordinary income may be eligible in whole or in part for the corporate 70% dividends received deduction.) Shareholders who have not opted, prior to the record date for any distribution, to receive cash will have the number of distributed shares determined on the basis of the Fund's net asset value per share computed at the end of the day on the ex-dividend date after adjustment for the distribution. Net asset value is used in computing the number of shares in both gains and income distribution reinvestments. Account statements and/or checks, as appropriate, will be mailed to shareholders by the 15th of the appropriate month. Unless the Fund receives instructions to the contrary from a shareholder before the record date, it will assume that the shareholder wishes to receive that distribution and future gains and income distributions in shares. Instructions continue in effect until changed in writing.

         Distributed long-term capital gains are taxable as such to the shareholder regardless of the period of time Fund shares have been held by the shareholder. However, if such shares are held less than six months and redeemed at a loss, the shareholder will recognize a long-term capital loss on such shares to the extent of the long-term capital gain distribution received in connection with such shares. If the net asset value of the Fund's shares is reduced below a shareholder's cost by a capital gains distribution, such distribution, to the extent of the reduction, would be a return of investment though taxable as stated above. Since distributions of capital gains depend upon profits actually realized from the sale of securities by the Fund, they may or may not occur. The foregoing comments relating to the taxation of dividends and distributions paid on the Fund's shares relate solely to federal income taxation. Such dividends and distributions may also be subject to state and local taxes.

         When making a distribution, the Fund intends to distribute only such net capital gains and income as the Fund has predetermined, to the best of its ability, to be taxable as ordinary income. The Fund will advise its shareholders annually as to the federal income tax status of distributions.



                                  SALES CHARGES


         The Fund may charge a contingent deferred sales charge (a "CDSC") when you redeem certain of its shares within four calendar years after the month in which you purchase the shares. The Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plan"). If imposed, the Fund deducts the CDSC from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the National Association of Securities Dealers, Inc. ("NASD"), paid to the Principal Underwriter or EKIS, its predecessor.

Calculating the CDSC

         The CDSC is a declining percentage of the lesser of (1) the net asset value of the shares you redeemed, or (2) the total cost of such shares. The CDSC is calculated according to the following schedule:

         1.       4% of amounts redeemed during the calendar year of purchase;

         2. 3% of amounts redeemed during the calendar year after the year of purchase;

         3. 2% of amounts redeemed during the second calendar year after the year of purchase; and

         4. 1% of amounts redeemed during the third calendar year after the year of purchase.

         The Fund does not charge a CDSC on shares redeemed after the third calendar year after the year of purchase. Also, in determining whether a CDSC is payable and, if so, the percentage charge applicable, the Fund will first redeem shares not subject to a CDSC and will then redeem shares you have held the longest.

CDSC Waivers

         Redemptions. The Fund does not impose a CDSC when the amount you are redeeming represents:

         1. an increase in the value of the shares redeemed (the value of your account with respect to shares purchased prior to January 1, 1997) above the total cost of such shares due to increases in the net asset value per share of the Fund;

         2. certain shares for which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions;

         3. shares you have held for all or part of more than four consecutive calendar years;

         4. shares that are held in the accounts of a shareholder who has died or become disabled;

         5. a lump-sum distribution from a 401(k) plan or other benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA");

         6. automatic withdrawals from the ERISA plan of a shareholder who is a least 59 1/2 years old;

         7. shares in an account that the Fund has closed because the account has an aggregate net asset value of less than $1,000;

         8. automatic withdrawals under a Systematic Income Plan of up to 1% per month of your initial account balance;

         9. withdrawals consisting of loan proceeds to a retirement plan participant;

         10. financial hardship withdrawals made by a retirement plan participant;

         11. withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan; or

         12. shares purchased by a bank or trust company in a single account in the name of such bank or trust company as trustee if the initial investment in shares of the Fund, any other Fund in the Keystone Fund Family, Keystone Precious Metals Holdings, Inc., Keystone International Fund Inc., Keystone Tax Free Fund, Keystone Liquid Trust and/or any Keystone America Fund, is at least $500,000 and any commission paid by the Fund and such other fund at the time of such purchase is not more than 1% of the amount invested.

         Exchanges. The Fund does not charge a CDSC on exchanges of shares between funds in the Keystone Fund Family that have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act. If you do exchange shares of one such fund for shares of another such fund, the Fund will deem the calendar year of the exchange, for purposes of any future CDSC, to be the year the shares tendered for exchange were originally purchased.

         Sales. The Fund may sell shares at the public offering price, which is equal to net asset value, without the imposition of a CDSC to:

         1. any Director, Trustee, officer, full-time employee or sales representative of the Fund, Keystone, Keystone Investments, the Principal Underwriter or their affiliates, who has held such position for at least ninety days; and

         2. the pension and profit-sharing plans established by such companies and their affiliates, for the benefit of their Directors, Trustees, officers, full-time employees and sales representatives.

         However, we will only sell shares to these parties upon the purchaser's written assurance that he or she is buying the shares for investment purposes only. Such purchasers may not resell the securities except through redemption by the Fund.



                                DISTRIBUTION PLAN


         Rule 12b-1 under the 1940 Act permits investment companies, such as the Fund, to use their assets to bear the expenses of distributing their shares if they comply with various conditions, including the adoption of a distribution plan containing certain provisions set forth in Rule 12b-1. The Fund bears some of the costs of selling its shares under a Distribution Plan adopted pursuant to Rule 12b-1 (the "Distribution Plan").

         The Fund's Distribution Plan provides that the Fund may expend up to 0.3125% quarterly (approximately 1.25% annually) of the average daily net asset value of its shares to pay distribution costs for sales of its shares and to pay shareholder service fees. The National Association of Securities Dealers, Inc. ("NASD") limits such annual expenditures to 1.00%, of which 0.75% may be used to pay distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that the Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Fund's Distribution Plan plus interest at the prime rate plus 1% on unpaid amounts thereof (less any CDSCs paid by shareholders to the Principal Underwriter or its predecessor).

         Payments under the Distribution Plan are currently made to the Principal Underwriter (which may reallow all or part to others, such as broker-dealers) (1) as commissions for Fund shares sold, (2) as shareholder service fees in respect of shares maintained by the recipients and outstanding on the Fund's books for specific periods and (3) as interest. Amounts paid or accrued to the Principal Underwriter in the aggregate may not exceed the limitation referred to above. The Principal Underwriter generally reallows to broker-dealers or others a commission equal to 4% of the price paid for each Fund share sold. In addition, the Principal Underwriter generally reallows to broker-dealers or others a shareholder service fee at a rate of 0.25% per annum of the net asset value of shares maintained by such recipients and outstanding on the books of the Fund for specified periods.

         If the Fund is unable to pay the Principal Underwriter a commission on a new sale because the annual maximum (0.75% of average daily net assets) has been reached, the Principal Underwriter intends, but is not obligated, to continue to accept new orders for the purchase of Fund shares and to pay commissions and service fees to broker-dealers in excess of the amount it currently receives from the Fund ("Advances"). While the Fund is under no contractual obligation to reimburse the Principal Underwriter for such Advances that exceed the Distribution Plan limitation, the Principal Underwriter intends to seek full payment of such amounts from the Fund (together with interest at the prime-rate plus one percent) at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits. If the Independent Trustees (Trustees who are not interested persons (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the Distribution Plan or any agreement related thereto) authorize such payments, the effect will be to extend the period of time during which the Fund incurs the maximum amount of costs allowed by the Distribution Plan.

         The total amounts paid by the Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limit specified above, and the amounts and purposes of expenditures under the Distribution Plan must be reported to the Fund's Independent Trustees quarterly. The Fund's Independent Trustees may require or approve changes in the implementation or operation of the Distribution Plan and may require that total expenditures by the Fund under the Distribution Plan be kept within limits lower than the maximum amount permitted by the Distribution Plan as stated above. If such costs are not limited by the Independent Trustees, such costs could, for some period of time, be higher than such costs permitted by most other plans presently adopted by other investment companies.

         The Distribution Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Fund. If the Distribution Plan is terminated, the Principal Underwriter will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of Advances.

         Any change in the Distribution Plan that would materially increase the distribution expenses of the Fund provided for in the Distribution Plan requires shareholder approval. Otherwise, the Distribution Plan may be amended by votes of the majority of both (1) the Fund's Trustees and (2) the Independent Trustees cast in person at a meeting called for the purpose of voting on such amendment.

         While the Distribution Plan is in effect, the Fund is required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

         The Independent Trustees of the Fund have determined that the sales of the Fund's shares resulting from payments under the Distribution Plan have benefited the Fund.



                               THE TRUST AGREEMENT


Trust Agreement

         The Fund is a Pennsylvania common law trust established under a Trust Agreement, as restated and amended (the "Trust Agreement"). The Trust Agreement provides for a Board of Trustees and enables the Fund to enter into an agreement with an investment manager and/or adviser to provide the Fund with investment advisory, management and administrative services. A copy of the Trust Agreement is on file as an exhibit to the Fund's Registration Statement, of which this statement of additional information is a part. This summary is qualified in its entirety by reference to the Trust Agreement.

Description of Shares

         The Trust Agreement authorizes the issuance of an unlimited number of shares of beneficial interest and the creation of additional series and/or classes of series of Fund shares. Each share represents an equal proportionate interest in the Fund with each other share of that class. Upon liquidation, shares are entitled to a pro rata share in the net assets of their class of Fund shares. Shareholders shall have no preemptive or conversion rights. Shares are transferable. The Fund currently intends to issue only one class of shares.

Shareholder Liability

         Pursuant to court decisions or other theories of law, shareholders of a Pennsylvania common law trust could possibly be held personally liable for the obligations of the trust. The possibility of Fund shareholders incurring financial loss under such circumstances appears to be remote, however, because the Trust Agreement (1) contains an express disclaimer of shareholder liability for obligations of the Fund; (2) requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Fund or the Trustees; and (3) provides for indemnification out of Fund property for any shareholder held personally liable for the obligations of the Fund.

Voting Rights

         Under the terms of the Trust Agreement, the Fund does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matters, shares are entitled to one vote per share. Shares generally vote together as one class on all matters. No amendment may be made to the Trust Agreement that adversely affects any class of shares without the approval of a majority of the shares of that class. There shall be no cumulative voting in the election of Trustees.

         After a meeting as described above, no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law, or until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time, the Trustees then in office will call a shareholders' meeting for the election of Trustees.

         Except as set forth above, the Trustees shall continue to hold office indefinitely unless otherwise required by law and may appoint successor Trustees. A Trustee may cease to hold office or may be removed from office (as the case may be) (1) at any time by a two-thirds vote of the remaining Trustees;
(2) when such Trustee becomes mentally or physically incapacitated; or (3) at a special meeting of shareholders by a two-thirds vote of the outstanding shares. Any Trustee may voluntarily resign from office.

Limitation of Trustees' Liability

         The Trust Agreement provides that a Trustee shall be liable only for his own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees, or investment advisers, shall not be liable for any neglect or wrongdoing of any such person; provided, however, that nothing in the Trust Agreement shall protect a Trustee against any liability for his willful misfeasance, bad faith, gross negligence, or reckless disregard of his duties.

         The Trustees have absolute and exclusive control over the management and disposition of all assets of the Fund and may perform such acts as in their sole judgment and discretion are necessary and proper for conducting the business and affairs of the Fund or promoting the interests of the Fund and the shareholders.



                               INVESTMENT ADVISER


         Subject to the general supervision of the Fund's Board of Trustees, Keystone provides investment advice, management and administrative services to the Fund. Keystone, organized in 1932, is a wholly-owned subsidiary of Keystone Investments. Keystone Investments provides accounting, bookkeeping, legal, personnel, and general corporate services to Keystone, its affiliates, and the Keystone Investments Families of Funds. Both Keystone and Keystone Investments are located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

         On December 11, 1996, the predecessor corporation to Keystone Investments and indirectly each subsidiary of Keystone Investments, including Keystone, the Fund's investment adviser, were acquired (the "Acquisition") by First Union National Bank of North Carolina ("FUNB"), a wholly-owned subsidiary of First Union Corporation ("First Union"). The predecessor corporation to
Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the name "Keystone Investments, Inc." and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, the Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, a wholly-owned subsidiary of Furman Selz LLC ("Furman Selz"). The new investment advisory agreement (the "Advisory Agreement") was approved by the shareholders of the Fund on December 9, 1996, and became effective on December 11, 1996. As a result of the above transactions, Keystone Management, Inc. ("Keystone Management"), which, prior to the Acquisition, acted as the Fund's investment manager, no longer acts as such to the Fund. Keystone currently provides the Fund with all the services that may previously have been provided by Keystone Management.

         Keystone Investments and each of its subsidiaries, including Keystone, are now indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $133.9 billion in consolidated assets as of September 30, 1996. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. The Capital Management Group of FUNB, together with Lieber & Company and Evergreen Asset Management Corp., wholly-owned subsidiaries of FUNB, manage or otherwise oversee the investment of over $50 billion in assets belonging to a wide range of clients, including the Evergreen Family of Funds.

         Pursuant to the Advisory Agreement and subject to the supervision of the Fund's Board of Trustees, Keystone furnishes to the Fund investment
advisory,   management  and  administrative  services,  office  facilities,  and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets; and pays all expenses of Keystone incurred in connection with the provision of its services.

         All charges and expenses, other than those specifically referred to as being borne by Keystone, will be paid by the Fund, including, but not limited to, custodian charges and expenses; bookkeeping and auditors' charges and expenses; transfer agent charges and expenses; fees of Independent Trustees; brokerage commissions, brokers' fees and expenses; issue and transfer taxes; costs and expenses under the Distribution Plan; taxes and trust fees payable to governmental agencies; the cost of share certificates; fees and expenses of the registration and qualification of the Fund and its shares with the SEC or under state or other securities laws; expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of the Fund; expenses of shareholders' and Trustees' meetings; charges and expenses of legal counsel for the Fund and for the Independent Trustees of the Fund on matters relating to the Fund; charges and expenses of filing annual and other reports with the SEC and other authorities, and all extraordinary charges and expenses of the Fund.

         The Fund pays Keystone a fee for its services at the annual rate set forth below:


                                               Aggregate Net Asset Value
Management  Fee                                 of the Shares of the Fund

0.70%of the first                                   $   100,000,000, plus
0.65%of the next                                    $   100,000,000, plus
0.60%of the next                                    $   100,000,000, plus
0.55%of the next                                    $   100,000,000, plus
0.50%of the next                                    $   100,000,000, plus
0.45%of the next                                    $   500,000,000, plus
0.40%of the next                                    $   500,000,000, plus
0.35%of amounts over                              $1,500,000,000;

Keystone's fee is computed as of the close of business each business day and payable daily.

         Under the Advisory Agreement, any liability of Keystone in connection with rendering services thereunder is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

         The Advisory Agreement continues in effect for two years from its effective date and, thereafter, from year to year only if approved at least annually by the Board of Trustees of the Fund or by a vote of a majority of the Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of the Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Fund's Board of Trustees or by a vote of a majority of outstanding shares. The Advisory Agreement will terminate automatically upon its "assignment" as that term is defined in the 1940 Act.



                              TRUSTEES AND OFFICERS


         The Trustees and officers of the Fund, their addresses, their principal occupations and some of their affiliations over the last five years are as follows:

FREDERICK  AMLING:                  Trustee  of the  Fund;  Trustee  or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Professor,
                                    Finance   Department,    George   Washington
                                    University;   President,  Amling  &  Company
                                    (invest  ment  advice);  and former  Member,
                                    Board   of   Advisers,    Credito    Emilano
                                    (banking).

LAURENCE B. ASHKIN:                 Trustee of the Fund;  Trustee or
                                    Director of all other funds in the Key stone
                                    Investments Families of Funds; Trustee of all the Evergreen funds other than Evergreen
                                    Investment Trust; real estate developer and construction consultant; and President of
                                    Centrum  Equities  and  Centrum  Properties,
                                    Inc.

CHARLES A. AUSTIN III:              Trustee of the Fund;  Trustee
                                    or  Director  of all other  funds in the Key
                                    stone   Investments   Families   of   Funds;
                                    Investment  Counselor to Appleton  Partners,
                                    Inc.; and former Managing Director,  Seaward
                                    Management Corporation (investment advice).

FOSTER BAM:                         Trustee  of  the  Fund;   Trustee  or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Trustee of
                                    all the Evergreen funds other than Evergreen
                                    Investment Trust; Partner in the law firm of
                                    Cummings &  Lockwood;  Director,  Symmetrix,
                                    Inc.  (sulphur  company)  and Pet  Practice,
                                    Inc.  (veterinary   services);   and  former
                                    Director, Chartwell Group Ltd. (Manufacturer
                                    of  office   furnishings  and  accessories),
                                    Waste   Disposal    Equipment    Acquisition
                                    Corporation and Rehabilitation Corporation of America (rehabilitation hospitals).

*GEORGE S.  BISSELL:                Chairman  of  the  Board  and
                                    Trustee of the Fund;  Chairman  of the Board
                                    and  Trustee or  Director of all other funds
                                    in  the  Keystone  Investments  Families  of
                                    Funds;  Chairman of the Board and Trustee of
                                    Anatolia  College;   Trustee  of  University
                                    Hospital  (and  Chairman  of its  Investment
                                    Committee); former Director and Chairman of the Board of Hartwell Keystone; and former
                                    Chairman  of the Board,  Director  and Chief
                                    Executive Officer of Keystone Investments.

EDWIN D. CAMPBELL:                  Trustee of the Fund; Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Principal,
                                    Padanaram   Associates,   Inc.;  and  former
                                    Executive  Director,  Coalition of Essential
                                    Schools, Brown University.

CHARLES F. CHAPIN:                  Trustee of the Fund;  Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  and former
                                    Director, Peoples Bank (Charlotte, NC).

K.DUN GIFFORD:                      Trustee of the Fund; Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of  Funds;   Trustee,
                                    Treasurer   and   Chairman  of  the  Finance
                                    Committee,   Cambridge   College;   Chairman
                                    Emeritus and Director, American Institute of
                                    Food  and  Wine;   Chairman  and  President,
                                    Oldways   Preservation  and  Exchange  Trust
                                    (education);  former  Chairman of the Board,
                                    Director, and Executive Vice President,  The
                                    London  Harness  Company;   former  Managing
                                    Partner,  Roscommon  Capital  Corp.;  former
                                    Chief  Executive  Officer,  Gifford Gifts of
                                    Fine  Foods;   former   Chairman,   Gifford,
                                    Drescher   &    Associates    (environmental
                                    consulting);  and former Director,  Keystone
                                    Investments and Keystone.

JAMES S. HOWELL:                    Trustee of the Fund;  Trustee or
                                    Director of all other funds in the Key stone
                                    Investments Families of Funds;  Chairman and
                                    Trustee  of  the  Evergreen  funds;   former
                                    Chairman of the Distribution Foundation for the Carolinas; and former Vice President of Lance Inc. (food manufacturing).

LEROY KEITH, JR.:                   Trustee of the Fund;  Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families of Funds;  Chairman of
                                    the  Board  and  Chief  Executive   Officer,
                                    Carson Products Company; Director of Phoenix
                                    Total Return Fund and Equifax, Inc.; Trustee
                                    of    Phoenix    Series    Fund,     Phoenix
                                    Multi-Portfolio  Fund,  and The  Phoenix Big
                                    Edge  Series  Fund;  and  former  President,
                                    Morehouse College.

F. RAY  KEYSER,   JR.:              Trustee  of  the  Fund;
                                    Trustee or  Director  of all other  funds in
                                    the Key stone Investments Families of Funds;
                                    Chairman and Of Counsel,  Keyser,  Crowley &
                                    Meub, P.C.; Member,  Governor's (VT) Council
                                    of Eco nomic Advisers; Chairman of the Board
                                    and Director, Central Vermont Public Service
                                    Corporation  and  Lahey  Hitchcock   Clinic;
                                    Director,   Vermont   Yankee  Nuclear  Power
                                    Corporation,  Grand Trunk Corporation, Grand
                                    Trunk  Western  Railroad,  Union Mutual Fire
                                    Insurance  Company,   New  England  Guaranty
                                    Insurance Company,  Inc., and the Investment
                                    Company   Institute;   former  Director  and
                                    President, Associated Industries of Vermont;
                                    former Director of Keystone, Central Vermont
                                    Railway,   Inc.,  S.K.I.   Ltd.,  and  Arrow
                                    Financial Corp.; and former Director and Chairman of the Board, Proctor Bank and
                                    Green Mountain Bank.

GERALD M. MCDONELL:                 Trustee of the Fund; Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Trustee of
                                    the    Evergreen     funds;     and    Sales
                                    Representative   with   Nucor-Yamoto,   Inc.
                                    (Steel producer).

THOMAS  L. MCVERRY:                 Trustee of the Fund; Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Trustee of
                                    the Evergreen  funds;  former Vice President
                                    and  Director  of  Rexham  Corporation;  and
                                    former  Director  of  Carolina   Cooperative
                                    Federal Credit Union.

*WILLIAM WALT PETTIT:               Trustee of the Fund; Trustee or
                                    Director of all other funds in the Key stone
                                    Investments Families of Funds; Trustee of the Evergreen funds; and Partner in the law firm of Holcomb and Pettit, P.A.

DAVID M. RICHARDSON:                Trustee of the Fund; Trustee
                                    or  Director  of all other  funds in the Key
                                    stone  Investments  Families of Funds;  Vice
                                    Chair and former  Executive Vice  President,
                                    DHR    International,     Inc.    (executive
                                    recruitment);  former Senior Vice President,
                                    Boyden International Inc. (executive recruit
                                    ment);  and Director,  Commerce and Industry
                                    Association     of    New    Jersey,     411
                                    International,  Inc.,  and J&M Cumming Paper
                                    Co.

RUSSELL A.
SALTON, III MD:                     Trustee  of the  Fund;  Trustee  or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Trustee of
                                    the Evergreen funds; Medical Director,  U.S.
                                    Health  Care/Aetna   Health  Services;   and
                                    former  Managed   Health  Care   Consultant;
                                    former President, Primary Physician Care.

MICHAEL  S. SCOFIELD:               Trustee of the Fund; Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of Funds;  Trustee of
                                    the  Evergreen  funds;  and  Attorney,   Law
                                    Offices of Michael S. Scofield.

RICHARD  J.  SHIMA:                 Trustee of the Fund;  Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of  Funds;  Chairman,
                                    Environmental   Warranty,   Inc.  (Insurance
                                    agency);  Executive  Consultant,  Drake Beam
                                    Morin,   Inc.   (executive    outplacement);
                                    Director   of   Connecticut    Natural   Gas
                                    Corporation,  Hartford  Hospital,  Old State
                                    House    Association,    Middlesex    Mutual
                                    Assurance  Company,  and  Enhance  Financial
                                    Services, Inc.; Chairman, Board of Trustees,
                                    Hartford Graduate Center;  Trustee,  Greater
                                    Hartford   YMCA;   former   Director,   Vice
                                    Chairman and Chief Investment  Officer,  The
                                    Travelers   Corporation;   former   Trustee,
                                    Kingswood-Oxford School; and former Managing
                                    Director  and  Consultant,  Russell  Miller,
                                    Inc.

*ANDREW J. SIMONS:                  Trustee of the Fund;  Trustee or
                                    Director of all other funds in the Key stone
                                    Investments  Families  of  Funds;   Partner,
                                    Farrell, Fritz, Caemmerer,  Cleary, Barnosky
                                    & Armentano,  P.C.; Adjunct Professor of Law
                                    and  former   Associate   Dean,  St.  John's
                                    University  School of Law; Adjunct Professor
                                    of Law,  Touro  College  School of Law;  and
                                    former   President,    Nassau   County   Bar
                                    Association.

JOHN  J.  PILEGGI:                  President and Treasurer of the
                                    Fund;  President  and Treasurer of all other
                                    funds in the Keystone  Investments  Families
                                    of Funds;  President  and  Treasurer  of the
                                    Evergreen funds;  Senior Managing  Director,
                                    Furman   Selz  LLC  since   1992;   Managing
                                    Director from 1984 to 1992; 230 Park Avenue,
                                    Suite 910, New York, NY.

GEORGE  O.   MARTINEZ:              Secretary   of  the   Fund;
                                    Secretary of all other funds in the Keystone
                                    Investments  Families of Funds;  Senior Vice
                                    President and Director of Administration and Regulatory Services, BISYS Fund Services;
                                    3435 Stelzer Road, Columbus, Ohio.

* This Trustee may be considered an "interested person" of the Fund within the meaning of the 1940 Act.

         Mr. Bissell is deemed an "interested person" of the Fund by virtue of his ownership of stock of First Union Corporation ("First Union"), of which Keystone is an indirect wholly-owned subsidiary. See "Investment Adviser." Mr. Pettit and Mr. Simons may each be deemed an "interested person" as a result of certain legal services rendered to a subsidiary of First Union by their respective law firms, Holcomb and Pettit, P.A. and Farrell, Fritz, Caemmerer, Cleary, Barnosky & Armentano, P.C. As of the date hereof, Mr. Pettit and Mr. Simons are each applying for an exemption from the SEC which would allow them to retain their status as an Independent Trustee.

         After the transfer of EKD and its related mutual fund distribution and administration business to BISYS, it is expected that all of the officers of the Fund will be officers and/or employees of BISYS.

         During the fiscal year ended August 31, 1996, no Trustee affiliated with Keystone or any officer received any direct remuneration from the Fund. Annual retainers and meeting fees paid by all funds in the Keystone Investments Families of Funds (which includes over 30 mutual funds) for the calendar year ended December 31, 1995 totalled approximately $450,716. On November 30, 1996, the Fund's Trustees and officers beneficially owned less than 1% of the Fund's then outstanding shares.

         Except as set forth above, the address of all of the Fund's Trustees and officers and the address of the Fund is 200 Berkeley Street, Boston, Massachusetts 02116-5034.

                              PRINCIPAL UNDERWRITER


         The Fund has entered into a Principal Underwriting Agreement (the "Underwriting Agreement") with EKD. EKD, a wholly-owned subsidiary of Furman Selz, which is not affiliated with First Union, is now the Principal Underwriter. EKD replaces EKIS as the Fund's principal underwriter. EKIS may no longer act as principal underwriter of the Fund due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may no longer act as principal underwriter of the Fund as discussed above, EKIS may continue to receive compensation from the Fund or the Principal Underwriter in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by the Principal Underwriter for the provision of certain marketing support services to the Principal Underwriter at an annual rate of up to .75% of the average daily net assets of the Fund, subject to certain restrictions. EKD is located at 230 Park Avenue, New York, New York 10169.

         The Principal Underwriter, as agent, has agreed to use its best efforts to find purchasers for the shares. The Principal Underwriter may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers, and others, acting as principals, for sales of shares to them. The Underwriting Agreement provides that the Principal Underwriter will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. In its capacity as principal underwriter, the Principal Underwriter or EKIS, its predecessor, may receive payments from the Fund pursuant to the Fund's Distribution Plan.

         The Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (I) by a vote of a majority of the Fund's Independent Trustees, and (ii) by vote of a majority of the Fund's Trustees, in each case, cast in person at a meeting called for that purpose.

         The Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the Board of Trustees or by a vote of a majority of outstanding shares. The Underwriting Agreement will terminate automatically upon its "assignment," as that term is defined in the 1940 Act.

         From time to time, if, in the Principal Underwriter's judgment, it could benefit the sales of Fund shares, the Principal Underwriter may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and Fund data files.



                                SUB-ADMINISTRATOR


         Furman Selz provides officers and certain administrative services to the Fund pursuant to a subadministration agreement. For its services under that agreement Furman Selz will receive from 1Keystone an annual fee at the maximum annual rate of .01% of the average daily net assets of the Fund. Furman Selz is located at 230 Park Avenue, New York, New York 10169.

         It is expected that on or about January 2, 1997, Furman Selz will transfer EKD, and its related mutual fund distribution and administration business, to BISYS Group, Inc. ("BISYS"). At that time, BISYS will succeed as sub-administrator for the Fund. It is not expected that the acquisition of the mutual fund distribution and administration business by BISYS will affect the services currently provided by EKD or Furman Selz.




                                    BROKERAGE


Selection of Brokers

         In effecting transactions in portfolio securities for the Fund, Keystone seeks the best execution of orders at the most favorable prices. Keystone determines whether a broker has provided the Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:

         1.       overall direct net economic result to the Fund;

         2.       the efficiency with which the transaction is effected;

         3. the broker's ability to effect the transaction where a large block is involved;

         4. the broker's readiness to execute potentially difficult transactions in the future;

         5.       the financial strength and stability of the broker; and

         6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information.

         The Fund's management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

         Should the Fund or Keystone receive research and other statistical and factual information from a broker, the Fund would consider such services to be in addition to, and not in lieu of, the services Keystone is required to perform under the Advisory Agreement. Keystone believes that the cost, value and specific application of such information are indeterminable and cannot be practically allocated between the Fund and its other clients who may indirectly benefit from the availability of such information. Similarly, the Fund may indirectly benefit from information made available as a result of transactions effected for Keystone's other clients. Under the Advisory Agreement, Keystone is permitted to pay higher brokerage commissions for brokerage and research services in accordance with Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone follows such a practice, it will do so on a basis that is fair and equitable to the Fund.

         Neither   the  Fund  nor   Keystone   intends  on  placing   securities
transactions with any particular broker. The Fund's Board of Trustees has determined, however, that the Fund may consider sales of Fund shares as a factor in the selection of brokers to execute portfolio transactions, subject to the requirements of best execution described above.

Brokerage Commissions

         The Fund expects to purchase and sell its securities and temporary instruments through principal transactions. Bonds and money market instruments are normally purchased directly from the issuer or from an underwriter or market maker for the securities. In general, the Fund will not pay brokerage commissions for such purchases. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark-up or reflect a dealer's mark-down. Where transactions are made in the over-the-counter market, the Fund will deal with primary market makers unless more favorable prices are otherwise obtainable.

General Brokerage Policies

         In order to take advantage of the availability of lower purchase prices, the Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

         Keystone makes investment decisions for the Fund independently from those of its other clients. It may frequently develop, however, that Keystone will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of the Fund's securities, the Fund believes that in other cases its ability to participate in volume transactions will produce better executions.

         The Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, the Principal Underwriter, or any of their affiliated persons, as defined in the 1940 Act.

         The Board of Trustees will, from time to time, review the Fund's brokerage policy. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the Board of Trustees may change, modify or eliminate any of the foregoing practices.



                                    EXPENSES


Investment Advisory Fees

         For each of the Fund's last three fiscal years, the table below lists the total dollar amounts paid by (1) the Fund to Keystone Management, Inc. ("Keystone Management"), the Fund's former investment manager, for services rendered under the Management Agreement and (2) by Keystone Management to Keystone for services rendered under the Advisory Agreement. For more information, see "Investment Adviser."


                                                                  Percent of Fund's
                               Fee Paid to Keystone               Average Net Assets                Fee Paid to
                               Management under                   Represented by                    Keystone under
Fiscal Year Ended              the Management                     Keystone                          the Advisory
August 31,                     Agreement                          Management's Fee                  Agreement
-------------------------      ----------------------------       ----------------------------      -----------------------
1996                           $1,908,509                         0.66%                             $1,622,233
1995                           $1,643,356                         0.66%                             $1,396,853

1994                           $1,749,485                         0.66%                             $1,487,062


Distribution Plan Expenses

         For the fiscal year ended August 31, 1996, the Fund paid $2,099,791 to EKIS under its Distribution Plan. For more information, see "Distribution Plan."

Underwriting Commissions

         For each of the Fund's last three fiscal years, the table below lists the aggregate dollar amounts of underwriting commissions (front-end sales charges, plus distribution fees, plus CDSCs) paid with respect to the public distribution of the Fund's shares. The table also indicates the aggregate dollar amount of underwriting commissions retained by EKIS. For more information, see "Principal Underwriter" and "Sales Charges."


                                                                               Aggregate Dollar Amount of
Fiscal Year Ended               Aggregate Dollar Amount of                     Underwriting Commissions
August 31,                      Underwriting Commissions                       Retained by EKIS
--------------------------      ----------------------------------------       -----------------------------------------
1996                            $1,673,852                                     $275,433
1995                            $572,851                                       $167,973
1994                            $675,703                                       $190,655

Brokerage Commissions

         Listed below are the aggregate dollar amounts paid by the Fund in brokerage commissions for each of the last three fiscal years. Also listed are the For more information, see "Brokerage."

For the Fiscal Year               Aggregate Dollar                     Of the amount paid in Brokerage
Ended August 31,                  Amount of Brokerage                  Commissions, the following amounts
                                  Commissions   Paid   were   paid  to   Kokusai
securities, Inc.
----------------------------      ---------------------------- ------- -------------------------------------------------
1996                              $1,015,753                           $0
1995                              $233,577                             $875
1994                              $389,368                             $0



                 STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS


         Total return quotations for the Fund as they may appear from time to time in advertisements are calculated by finding the average annual compounded rates of return over one, five, and ten year periods on a hypothetical $1,000 investment that would equate the initial amount invested to the ending redeemable value. To the initial investment all dividends and distributions are added, and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the one, five, or ten year periods.

         The cumulative total returns of the Fund for the one, five, and ten year periods ended August 31, 1996 were 7.09% (including CDSCs), 63.49%, and 169.40%, respectively. The compounded average annual rates of return for the one, five, and ten year periods ended August 31, 1996 were 7.09% (including CDSCs), 10.33%, and 10.42%, respectively.

         Current yield quotations as they may appear from time to time in advertisements will consist of a quotation based on a 30-day period ended on the date of the most recent balance sheet of the Fund, computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the base period. The Fund presently does not intend to advertise current yield.



                             ADDITIONAL INFORMATION


         State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is custodian of all securities and cash of the Fund (the "Custodian"). The Custodian may hold securities of some foreign issuers outside the U.S. The Custodian performs no investment management functions for the Fund, but, in addition to its custodial services, is responsible for accounting and related recordkeeping on behalf of the Fund.

         KPMG Peat Marwick LLP, located at 99 High Street, Boston, Massachusetts 02110, Certified Public Accountants, are the independent auditors for the Fund.

         Evergreen Keystone Service Company (formerly Keystone Investor Resource Center, Inc.) ("EKSC"), located at 200 Berkeley Street, Boston, Massachusetts 02116-5034, is a wholly-owned subsidiary of Keystone and acts as transfer agent and dividend disbursing agent for the Fund.

         To the best of the Fund's knowledge, there were no shareholders who owned 5% or more of the Fund's outstanding shares on November 30, 1996.

         Except as otherwise stated in its prospectus or required by law, the Fund reserves the right to change the terms of the offer stated in its prospectus without shareholder approval, including the right to impose or change fees for services provided.

         If conditions arise that would make it undesirable for the Fund to pay for all redemptions in cash, the Fund may authorize payment to be made in portfolio securities or other property. The Fund has obligated itself, however, under the 1940 Act to redeem for cash all shares presented for redemption by any one shareholder up to the lesser of $250,000 or 1% of the Fund's net assets in any 90-day period. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share and would, to the extent permitted by law, be readily marketable. Shareholders receiving such securities would incur brokerage costs upon the securities' sale.

         No  dealer,  salesman,  or  other  person  is  authorized  to give  any information or to make any representation not contained in the Fund's prospectus, this statement of additional information, or in supplemental sales literature issued by the Fund or the Principal Underwriter, and no person is entitled to rely on any information or representation not contained therein.

         The Fund's prospectus and this statement of additional information omit certain information contained in the registration statement filed with the Commission, which may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the Commission.



                              FINANCIAL STATEMENTS


         The following financial statements of the Fund are incorporated by reference herein from the Fund's Annual Report, as filed with the Commission:

         Schedule of Investments as of August 31, 1996;

         Financial Highlights for each of the years in the ten-year period ended August 31, 1996;

         Statement of Assets and Liabilities as of August 31, 1996;

         Statement of Operations for the year ended August 31, 1996;

         Statements of Changes in Net Assets for each of the years in the two-year period ended August 31, 1996;

         Notes to Financial Statements; and

         Independent Auditors' Report dated September 27, 1996.

         A copy of the Fund's Annual Report will be furnished upon request and without charge. Requests may be made in writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-2121, or by calling EKSC toll free at 1-800-343-2898.




--------------------------------------------------------------------------------

                                    APPENDIX

--------------------------------------------------------------------------------



                       COMMON AND PREFERRED STOCK RATINGS

S&P's Earnings and Dividend Rankings for Common Stocks

         Because the investment process involves assessment of various factors, such as product and industry position, corporate resources and financial policy, with results that make some common stocks more highly esteemed than others, Standard & Poor's Corporation ("S&P") believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. S&P rankings, however, do not reflect all of the factors, tangible or intangible, that bear on stock quality.

         Growth and stability of earnings and dividends are deemed key elements in establishing S&P earnings and dividend rankings for common stocks, which capsulize the nature of this record in a single symbol.

         S&P has established a computerized scoring system based on per share earnings and dividend records of the most recent ten years, a period deemed long enough to measure a company's performance under varying economic conditions. S&P measures growth, stability within the trend line and cyclicality. The ranking system also makes allowances for company size, since large companies have certain inherent advantages over small ones. From these, scores for earnings and dividends are determined.

         The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample which is reviewed and sometimes modified with the following ladder of rankings:

         A+       Highest
         B+       Average
         C        Lowest
         A        High
         B        Below Average
         D        In Reorganization
         A-       Above Average
         B-       Lower

         S&P believes its rankings are not a forecast of future market price performance, but are basically an appraisal of past performance of earnings and dividends and relative current standing.

Moody's Common Stock Rankings

         Moody's Investors Service ("Moody's") presents a concise statement of the important characteristics of a company and an evaluation of the grade (quality) of its common stock. Data presented includes: (a) capsule stock information which reveals short and long term growth and yield afforded by the indicated dividend, based on a recent price; (b) a long term price chart which shows patterns of monthly stock price movements and monthly trading volumes; (C) a breakdown of a company's capital account which aids in determining the degree of conservatism or financial leverage in a company's balance sheet; (d) interim earnings for the current year to date, plus three previous years; (e) dividend information; (f) company background; (g) recent corporate developments; (h) prospects for a company in the immediate future and the next few years; and (I) a ten year comparative statistical analysis.

         This information provides investors with information on what a company does, how it has performed in the past, how it is performing currently, and what its future performance prospects appear to be.

         These characteristics are then evaluated and result in a grading, or indication of quality. The grade is based on an analysis of each company's financial strength, stability of earnings, and record of dividend payments. Other considerations include conservativeness of capitalization, depth and caliber of management, accounting practices, technological capabilities and industry position. Evaluation is represented by the following grades:

         (1)  High Grade
         (2)  Investment Grade
         (3)  Medium Grade
         (4)  Speculative Grade

Moody's Preferred Stock Ratings

         Preferred stock ratings and their definitions are as follows:

         1. aaa: An issue that is rated aaa is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

         2. aa: An issue that is rated aa is considered a high-grade preferred stock. This rating indicates that there is a reasonable assurance that earnings and asset protection will remain relatively well-maintained in the foreseeable future.

         3. a: An issue that is rated a is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater then in the aaa and aa classification, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

         4. baa: An issue that is rated baa is considered to be a medium-grade preferred stock, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

         5. ba: An issue that is rated ba is considered to have speculative elements and its future cannot be considered well-assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.

         6.       b:  An   issue   that  is   rated  b   generally   lacks   the
                  characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.


         7. caa: An issue that is rated caa is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments.

         8. ca: An issue that is rated ca is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payments.

         9. c: This is the lowest rated class of preferred or preference stock. Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Moody's applies numerical modifiers 1, 2 and 3 in each rating classification: the modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                             CORPORATE BOND RATINGS

S&P Corporate Bond Ratings

         An S&P corporate bond rating is a current assessment of the creditworthiness of an obligor, including obligors outside the United States, with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees. Ratings of foreign obligors do not take into account currency exchange and related uncertainties. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable.

         The  ratings  are  based,   in  varying   degrees,   on  the  following
considerations:

         a. Likelihood of default - capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

         b.       Nature of and provisions of the obligation; and

         c. Protection afforded by and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         PLUS (+) OR MINUS (-): To provide more detailed indications of credit quality, ratings from AA to A may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         Bond ratings are as follows:

         1. AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

         2. AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

         3. A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

         4. BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

         5. BB, B, CCC, CC and C - Debt rated BB, B, CCC, CC and C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Moody's Corporate Bond Ratings

         Moody's ratings are as follows:

         1. Aaa - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         2. Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

         3. A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

         4. Baa - Bonds that are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         5. Ba - Bonds that are rated Ba are judged to have speculative elements. Their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

         6. B - Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Moody's applies numerical modifiers, 1, 2, and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                              LIMITED PARTNERSHIPS

         The Fund may invest in limited and master limited partnerships. A limited partnership is a partnership consisting of one or more general partners, jointly and severally responsible as ordinary partners, and by whom the business is conducted, and one or more limited partners who contribute cash as capital to the partnership and who generally are not liable for the debts of the partnership beyond the amounts contributed. Limited partners are not involved in the day-to-day management of the partnership. They receive income, capital gains and other tax benefits associated with the partnership project in accordance with terms established in the partnership agreement. Typical limited partnerships are in real estate, oil and gas and equipment leasing, but they also finance movies, research and development and other projects.

         For an organization classified as a partnership under the Internal Revenue Code, each item of income, gain, loss, deduction and credit is not taxed at the partnership level but flows through to the holder of the partnership unit. This allows the partnership to avoid taxation and to pass through income to the holder of the partnership unit at lower individual rates.

         A master limited partnership is a publicly traded limited partnership. The partnership units are registered with the Securities and Exchange Commission and are freely exchanged on a securities exchange or in the over-the-counter market.

                            MONEY MARKET INSTRUMENTS

         The Fund's investments in commercial paper are limited to those rated A-1 by S&P, Prime-1 by Moody's or F-1 by Fitch Investors Service, Inc. (Fitch). These ratings and other money market instruments are described as follows:

Commercial Paper Ratings

         Commercial paper rated A-1 by Standard & Poor's has the following characteristics: Liquidity ratios are adequate to meet cash requirements. The issuer's long-term senior debt is rated A or better, although in some cases BBB credits may be allowed. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry.

         The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public preparations to meet such obligations. Relative strength or weakness of the above factors determines how the issuer's commercial paper is rated within various categories.

         The rating F-1 is the highest rating assigned by Fitch. Among the factors considered by Fitch in assigning this rating are: (1) the issuer's liquidity; (2) its standing in the industry; (3) the size of its debt; (4) its ability to service its debt; (5) its profitability; (6) its return on equity;
(7) its alternative sources of financing; and (8) its ability to access the capital markets. Analysis of the relative strength or weakness of these factors and others determines whether an issuer's commercial paper is rated F-1.

United States Government Securities

         Securities issued or guaranteed by the United States("U.S.") Government include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance. Treasury bills have maturities of one year or less. Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of greater than ten years at the date of issuance.

         Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include direct obligations of the U.S. Treasury and securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, The Tennessee Valley Authority, District of Columbia Armory Board and Federal National Mortgage Association.

         Some obligations of U.S. Government agencies and instrumentalities, such as Treasury bills and Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the U.S.; others, such as securities of Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury; still others, such as bonds issued by the Federal National Mortgage Association, a private corporation, are supported only by the credit of the instrumentality. Because the U.S. Government is not obligated by law to provide support to an instrumentality it sponsors, the Fund will invest in the securities issued by such an instrumentality only when Keystone determines that the credit risk with respect to the instrumentality does not make its securities unsuitable investments. U.S. Government securities will not include international agencies or instrumentalities in which the U.S. Government, its agencies or instrumentalities participate, such as the World Bank, the Asian Development Bank or the InterAmerican Development Bank, or issues insured by the Federal Deposit Insurance Corporation.

Certificates of Deposit

         Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity.

         Certificates of deposit will be limited to U.S. dollar-denominated certificates of U.S. banks, (including their branches abroad, and of U.S. branches of foreign banks, which are members of the Federal Reserve System or the Federal Deposit Insurance Corporation, and have at least $1 billion in deposits as of the date of their most recently published financial statements.

         The Fund will not acquire time deposits or obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank. Additionally, the Fund does not currently intend to purchase such foreign securities (except to the extent that certificates of deposit of foreign branches of U.S. banks may be deemed foreign securities)or purchase certificates of deposit, bankers' acceptances or other similar obligations issued by foreign banks.

Bankers' Acceptances

         Bankers' acceptances typically arise from short term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by the bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less. Bankers' acceptances acquired by the Fund must have been accepted by U.S. commercial banks, including foreign branches of U.S. commercial banks, having total deposits at the time of purchase in excess of $1 billion and must be payable in U.S. dollars.

                              OPTIONS TRANSACTIONS

         The Fund is authorized to write (i.e., sell) covered call options and to purchase call options to close out covered call options previously written. A call option obligates a writer to sell, and gives a purchaser the right to buy, the underlying security at the stated exercise price at any time until the stated expiration date.

         The Fund will write only call options which are covered, which means that the Fund will own the underlying security (or other securities, such as convertible securities, which are acceptable for escrow) when it writes the call option and until the Fund's obligation to sell the underlying security is extinguished by exercise or expiration of the call option or the purchase of a call option covering the same underlying security and having the same exercise price and expiration date. The Fund will receive a premium for writing a call option, but will give up, until the expiration date, the opportunity to profit from an increase in the underlying security's price above the exercise price. The Fund will retain the risk of loss from a decrease in the price of the underlying security. The writing of covered call options is a conservative investment technique believed to involve relatively little risk (in contrast to the writing of naked options which the Fund will not do) but capable of enhancing the Fund's total return.

         The premium received by the Fund for writing a covered call option will be recorded as a liability in the Fund's statement of assets and liabilities. This liability will be adjusted daily to the option's current market value, which will be the latest sale price at the time as of which the net asset value per share of the Fund is computed (the close of the New York Stock Exchange), or, in the absence of such sale, at the latest bid quotation. The liability will be extinguished upon expiration of the option, the purchase of an identical option in a closing transaction or delivery of the underlying security upon exercise of the option.

         Many options are traded on registered securities exchanges. Options traded on such exchanges are issued by the Options Clearing Corporation, a clearing corporation which assumes responsibility for the completion of options transactions.

         The Fund will purchase call options only to close out a covered call option it has written. When it appears that a covered call option written by the Fund is likely to be exercised, the Fund may consider it appropriate to avoid having to sell the underlying security. Or, the Fund may wish to extinguish a covered call option which it has written in order to be free to sell the underlying security to realize a profit on the previously written call option or to write another covered call option on the underlying security. In all such instances, the Fund can close out the previously written call option by purchasing a call option on the same underlying security with the same exercise price and expiration date. (The Fund may, under certain circumstances, also be able to transfer a previously written call option.) The Fund will realize a short-term capital gain if the amount paid to purchase the call option plus transaction costs is less than the premium received for writing the covered call option. The Fund will realize a short-term capital loss if the amount paid to purchase the call option plus transaction costs is greater than the premium received for writing the covered call option.

         A previously written call option can be closed out by purchasing an identical call option only in a secondary market for the call option. Although the Fund generally will write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market will exist for any particular option at any particular time, and for some options no secondary market may exist. In such event it might not be possible to effect a closing transaction in a particular option. If the Fund as a covered call option writer is unable to effect a closing purchase transaction, it will not be able to sell the underlying securities until the option expires or it delivers the underlying securities upon exercise.

         If a substantial number of the call options written by the Fund are exercised, the Fund's rate of portfolio turnover may exceed historical levels. This would result in higher transaction costs, including brokerage commissions. The Fund will pay brokerage commissions in connection with the writing of covered call options and the purchase of call options to close out previously written options. Such brokerage commissions are normally higher than those applicable to purchases and sales of portfolio securities.

         In the past the Fund has qualified for, and elected to receive, the special tax treatment afforded regulated investment companies under Subchapter M of the Internal Revenue Code. Although the Fund intends to continue to qualify for such tax treatment, in order to do so it must, among other things, derive less than 30% of its gross income from gains from the sale or other disposition of securities held for less than three months. Because of this, the Fund may be restricted in the writing of call options where the underlying securities have been held less than three months, in the writing of covered call options which expire in less than three months, and in effecting closing purchases with respect to options which were written less than three months earlier. As a result, the Fund may elect to forego otherwise favorable investment opportunities and may elect to avoid or delay effecting closing purchases or selling portfolio securities, with the risk that a potential loss may be increased or a potential gain may be reduced or turned into a loss.

         Under the Internal Revenue Code of 1954, as amended, gain or loss attributable to a closing transaction and premiums received by the Fund for writing a covered call option which is not exercised may constitute short-term capital gain or loss. Under provisions of the Tax Reform Act of 1986, effective for taxable years beginning after October 22, 1986, a gain on an option transaction which qualifies as a "designated hedge" transaction under Treasury regulations may be offset by realized or unrealized losses on such designated transaction. The netting of gain against such losses could result in a reduction in gross income from options transactions for purposes of the 30 percent test.

               FUTURES CONTRACTS AND RELATED OPTIONS TRANSACTIONS

         The Fund intends to enter into currency and other financial futures contracts as a hedge against changes in prevailing levels of interest or currency exchange rates to seek relative stability of principal and to establish more definitely the effective return on securities held or intended to be acquired by the Fund or as a hedge against changes in the prices of securities or currencies held by the Fund or to be acquired by the Fund. The Fund's hedging may include sales of futures as an offset against the effect of expected increases in interest or currency exchange rates or securities prices and purchases of futures as an offset against the effect of expected declines in interest or currency exchange rates.

         For example, when the Fund anticipates a significant market or market sector advance, it will purchase a stock index futures contract as a hedge against not participating in such advance at a time when the Fund is not fully invested. The purchase of a futures contract serves as a temporary substitute for the purchase of individual securities which may then be purchased in an orderly fashion. As such purchases are made, an equivalent amount of index based futures contracts would be terminated by offsetting sales. In contrast, the Fund would sell stock index futures contracts in anticipation of or in a general market or market sector decline that may adversely affect the market value of the Fund's portfolio. To the extent that the Fund's portfolio changes in value in correlation with a given index, the sale of futures contracts on that index would substantially reduce the risk to the portfolio of a market decline or change in interest rates, and, by so doing, provide an alternative to the liquidation of the Fund's securities positions and the resulting transaction costs.

         The Fund intends to engage in options transactions which are related to currency and other financial futures contracts for hedging purposes and in connection with the hedging strategies described above.

         Although techniques other than sales and purchases of futures contracts and related options transactions could be used to reduce the Fund's exposure to interest rate and/or market fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost through using futures contracts and related options transactions. While the Fund does not intend to take delivery of the instruments underlying futures contracts it holds, the Fund does not intend to engage in such futures contracts for speculation.

Futures Contracts

         Futures contracts are transactions in the commodities markets rather than in the securities markets. A futures contract creates an obligation by the seller to deliver to the buyer the commodity specified in the contract at a specified future time for a specified price. The futures contract creates an obligation by the buyer to accept delivery from the seller of the commodity specified at the specified future time for the specified price. In contrast, a spot transaction creates an immediate obligation for the seller to deliver and the buyer to accept delivery of and pay for an identified commodity. In general, futures contracts involve transactions in fungible goods such as wheat, coffee and soybeans. However, in the last decade an increasing number of futures contracts have been developed which specify currencies, financial instruments or financially based indexes as the underlying commodity.

         U.S. futures contracts are traded only on national futures exchanges and are standardized as to maturity date and underlying financial instrument. The principal financial futures exchanges in the U.S. are The Board of Trade of the City of Chicago, the Chicago Mercantile Exchange, the International Monetary Market (a division of the Chicago Mercantile Exchange), the New York Futures Exchange and the Kansas City Board of Trade. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership, which is also responsible for handling daily accounting of deposits or withdrawals of margin. A futures commission merchant ("Broker") effects each transaction in connection with futures contracts for a commission. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC") and National Futures Association ("NFA").

Interest Rate Futures Contracts

         The sale of an interest rate futures contract creates an obligation by the Fund, as seller, to deliver the type of financial instrument specified in the contract at a specified future time for a specified price. The purchase of an interest rate futures contract creates an obligation by the Fund, as purchaser, to accept delivery of the type of financial instrument specified at a specified future time for a specified price. The specific securities delivered or accepted, respectively, at settlement date, are not determined until at or near that date. The determination is in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

         Currently, interest rate futures contracts can be purchased or sold on 90-day U.S. Treasury bills, U.S. Treasury bonds, U.S. Treasury notes with maturities between 6 1/2 and 10 years, Government National Mortgage Association ("GNMA") certificates, 90-day domestic bank certificates of deposit, 90- day commercial paper, and 90-day Eurodollar certificates of deposit. It is expected that futures contracts trading in additional financial instruments will be authorized. The standard contract size is $100,000 for futures contracts in U.S. Treasury bonds, U.S. Treasury notes and GNMA certificates, and $1,000,000 for the other designated contracts. While U.S. Treasury bonds, U.S. Treasury bills and U.S. Treasury notes are backed by the full faith and credit of the U.S. government and GNMA certificates are guaranteed by a U.S. government agency, the futures contracts in U.S. government securities are not obligations of the U.S. Treasury.

Index Based Futures Contracts

Stock Index Futures Contracts

         A stock index assigns relative values to the common stocks included in the index. The index fluctuates with changes in the market values of the common stocks so included. A stock index futures contract is a bilateral agreement by which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the closing value of the stock index on the expiration date of the contract and the price at which the futures contract is originally made. No physical delivery of the underlying stocks in the index is made.

         Currently, stock index futures contracts can be purchased or sold on the Standard and Poor's Corporation (S&P) Index of 500 Stocks, the S&P Index of 100 Stocks, the New York Stock Exchange Composite Index, the Value Line Index and the Major Market Index. It is expected that futures contracts trading in additional stock indices will be authorized. The standard contract size is $500 times the value of the index.

         The Fund does not believe that differences between existing stock indexes will create any differences in the price movements of the stock index futures contracts in relation to the movements in such indexes. However, such differences in the indexes may result in differences in correlation of the futures with movements in the value of the securities being hedged.

Other Index Based Futures Contracts

         It is expected that bond index and other financially based index futures contracts will be developed in the future. It is anticipated that such index based futures contracts will be structured in the same way as stock index futures contracts but will be measured by changes in interest rates, related indexes or other measures, such as the consumer price index. In the event that such futures contracts are developed the Fund will sell interest rate index and other index based futures contracts to hedge against changes which are expected to affect the Fund's portfolio.

         The purchase or sale of a futures contract differs from the purchase or sale of a security, in that no price or premium is paid or received. Instead, to initiate trading an amount of cash, cash equivalents, money market instruments, or U.S. Treasury bills equal to approximately 1 1/2% (up to 5%) of the contract amount must be deposited by the Fund with the Broker. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions. Futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract.

         Subsequent payments, called variation margin, to the Broker and from the Broker, are made on a daily basis as the value of the underlying instrument or index fluctuates making the long and short positions in the futures contract more or less valuable, a process known as mark-to-market. For example, when the Fund has purchased a futures contract and the price of the underlying financial instrument or index has risen, that position will have increased in value and the Fund will receive from the Broker a variation margin payment equal to that increase in value. Conversely, where the Fund has purchased a futures contract and the price of the underlying financial instrument or index has declined, the position would be less valuable and the Fund would be required to make a variation margin payment to the Broker. At any time prior to expiration of the futures contract, the Fund may elect to close the position. A final determination of variation margin is then made, additional cash is required to be paid to or released by the Broker, and the Fund realizes a loss or gain.

         The Fund intends to enter into arrangements with its custodian and with Brokers to enable its initial margin and any variation margin to be held in a segregated account by its custodian on behalf of the Broker.

         Although interest rate futures contracts by their terms call for actual delivery or acceptance of financial instruments, and index based futures contracts call for the delivery of cash equal to the difference between the closing value of the index on the expiration date of the contract and the price at which the futures contract is originally made, in most cases such futures contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by an offsetting transaction in which the Fund enters into a futures contract purchase for the same aggregate amount of the specific type of financial instrument or index and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by an offsetting transaction in which the Fund enters into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain. If the purchase price exceeds the offsetting sale price the Fund realizes a loss. The amount of the Fund's gain or loss on any transaction is reduced or increased, respectively, by the amount of any transaction costs incurred by the Fund.

         As an example of an offsetting transaction, the contractual obligations arising from the sale of one contract of September U.S. Treasury bills on an exchange may be fulfilled at any time before delivery of the contract is required (i.e., on a specified date in September, the "delivery month") by the purchase of one contract of September U.S. Treasury bills on the same exchange. In such instance the difference between the price at which the futures contract was sold and the price paid for the offsetting purchase after allowance for transaction costs represents the profit or loss to the Fund.

         There can be no assurance, however, that the Fund will be able to enter into an offsetting transaction with respect to a particular contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the contract and to complete the contract according to its terms.

Options on Currency and Other Financial Futures

         The Fund intends to purchase call and put options on currency and other financial futures contracts and sell such options to terminate an existing position. Options on currency and other financial futures contracts are similar to options on stocks except that an option on a currency or other financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) rather than to purchase or sell stock, currency or other financial instruments at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account. This amount represents the amount by which the market price of the futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and value of the futures contract.

         The Fund intends to use options on currency and other financial futures contracts in connection with hedging strategies. In the future the Fund may use such options for other purposes.

Purchase of Put Options on Futures Contracts

         The purchase of protective put options on commodity futures contracts is analogous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by the Fund. Put options may be purchased to hedge a portfolio of stocks or debt instruments or a position in the futures contract upon which the put option is based.

Purchase of Call Options on Futures Contracts

         The purchase of a call option on a currency or other financial futures contract represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the underlying financial instrument or index itself, the purchase of a call option may be less risky than the ownership of the interest rate or index based futures contract or the underlying securities. Call options on currency or other financial futures contracts may be purchased to hedge against an interest rate increase or a market advance when the Fund is not fully invested.

Use of New Investment Techniques Involving Currency and Other Financial Futures Contracts or Related Options

         The Fund may employ new investment techniques involving currency and other financial futures contracts and related options. The Fund intends to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. The Fund believes that no additional techniques have been identified for employment by the Fund in the foreseeable future other than those described above.

         Limitations on Purchase and Sale of Futures Contracts and Related Options on Such Futures Contracts

         The Fund will not enter into a futures contract if, as a result thereof, more than 5% of the Fund's total assets (taken at market value at the time of entering into the contract) would be committed to margin deposits on such futures contracts.

         The Fund intends that its futures contracts and related options transactions will be entered into for traditional hedging purposes. That is, futures contracts will be sold to protect against a decline in the price of securities that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities it intends to purchase. The Fund does not intend to enter into futures contracts for speculation.

         In instances involving the purchase of futures contracts by the Fund, an amount of cash and cash equivalents, equal to the market value of the futures contracts will be deposited in a segregated account with the Fund's Custodian and/or in a margin account with a Broker to collateralize the position and thereby insure that the use of such futures is unleveraged.

Federal Income Tax Treatment

         For federal income tax purposes, the Fund is required to recognize as income for each taxable year its net unrealized gains and losses on futures contracts as of the end of the year as well as those actually realized during the year. Any gain or loss recognized with respect to a futures contract is considered to be 60% long term and 40% short term, without regard to the holding period of the contract. In the case of a futures transaction classified as a "mixed straddle," the recognition of losses may be deferred to a later taxable year. The federal income tax treatment of gains or losses from transactions in options on futures is unclear.

         In order for the Fund to continue to qualify for federal income tax treatment as a regulated investment company, at least 90% of its gross income for a taxable year must be derived from qualifying income. Any net gain realized from the closing out of futures contracts, for purposes of the 90% requirement, will be qualifying income. In addition, gains realized on the sale or other disposition of securities held for less than three months must be limited to less than 30% of the Fund's annual gross income. The 1986 Tax Act added a provision which effectively treats both positions in certain hedging transactions as a single transaction for the purpose of the 30% requirement. The provision provides that, in the case of any "designated hedge," increases and decreases in the value of positions of the hedge are to be netted for the purposes of the 30% requirement. However, in certain situations, in order to avoid realizing a gain within a three month period, the Fund may be required to defer the closing out of a contract beyond the time when it would otherwise be advantageous to do so.

Risks of Futures Contracts

         Currency and other financial futures contracts prices are volatile and are influenced, among other things, by changes in stock prices, market conditions, prevailing interest rates and anticipation of future stock prices, market movements or interest rate changes, all of which in turn are affected by economic conditions, such as government fiscal and monetary policies and actions, and national and international political and economic events.

         At best, the correlation between changes in prices of futures contracts and of the securities being hedged can be only approximate. The degree of imperfection of correlation depends upon circumstances, such as variations in speculative market demand for futures contracts and for securities, including technical influences in futures contracts trading; differences between the securities being hedged and the financial instruments and indexes underlying the standard futures contracts available for trading, in such respects as interest rate levels, maturities and creditworthiness of issuers, or identities of securities comprising the index and those in the Fund's portfolio. A decision of whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

         Because of the low margin deposits required, futures trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out, and a 15% decrease would result in a loss equal to 150% of the original margin deposit. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of entering into the futures contract, it had invested in the underlying financial instrument. Furthermore, in order to be certain that the Fund has sufficient assets to satisfy its obligations under a futures contract, the Fund will establish a segregated account in connection with its futures contracts which will hold cash or cash equivalents equal in value to the current value of the underlying instruments or indexes less the margins on deposit.

         Most U.S. futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses.

Risks of Options on Futures Contracts

         In addition to the risks described above for currency and other financial futures contracts, there are several special risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. There is no assurance that a liquid secondary market will exist for any particular contract or at any particular time. The Fund will not purchase options on any futures contract unless and until it believes that the market for such options has developed sufficiently that the risks in connection with such options are not greater than the risks in connection with the futures contracts. Compared to the use of futures contracts, the purchase of options on such futures involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a futures contract would result in a loss to the Fund, even though the use of a futures contract would not, such as when there is no movement in the level of the futures contract.

                          FOREIGN CURRENCY TRANSACTIONS

         The Fund may invest in securities of foreign issuers. When the Fund invests in foreign securities they usually will be denominated in foreign currencies and the Fund temporarily may hold funds in foreign currencies. Thus, the Fund's share value will be affected by changes in exchange rates.

Forward Currency Contracts

         As one way of managing exchange rate risk, the Fund may en gage in forward currency exchange contracts (agreements to purchase or sell currencies at a specified price and date). Under the contract, the exchange rate for the transaction (the amount of currency the Fund will deliver or receive when the contract is completed) is fixed when the Fund enters into the contract. The Fund usually will enter into these contracts to stabilize the U.S. dollar value of a security it has agreed to buy or sell. The Fund also may use these contracts to hedge the U.S. dollar value of a security it already owns, particularly if the Fund expects a decrease in the value of the currency in which the foreign security is denominated. Although the Fund will attempt to benefit from using forward contracts, the success of its hedging strategy will depend on Keystone's ability to predict accurately the future exchange rate between foreign currencies and the U.S. dollar. The value of the Fund's investments denominated in foreign currencies will depend on the relative strength of those currencies and the U.S. dollar, and the Fund may be affected favorably or unfavorably by changes in the exchange rate or exchange control regulations between foreign currencies and the dollar. Changes in foreign currency exchange rates also may affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gains, if any, to be distributed to shareholders by the Fund.

Currency Futures Contracts

         Currency futures contracts are bilateral agreements under which two parties agree to take or make delivery of a specified amount of a currency at a specified future time for a specified price. Trading of currency futures contracts in the U.S. is regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission (CFTC) and National Futures Association
(NFA). Currently, the only national futures exchange on which currency futures are traded is the International Monetary Market of the Chicago Mercantile Exchange. Foreign currency futures trading is conducted in the same manner and subject to the same regulations as trading in interest rate and index based futures. The Fund intends to engage in currency futures contracts only for hedging purposes, and not for speculation. The Fund may enter into currency futures contracts for other purposes if authorized to do so by the Board. The hedging strategies which will be used by the Fund in connection with foreign currency futures contracts are similar to those described above for forward foreign currency exchange contracts.

         Currently, currency futures contracts for the British pound sterling, Canadian dollar, Dutch guilder, Deutsche mark, Japanese yen, Mexican peso, Swiss and French francs can be purchased or sold for U.S. dollars through the International Monetary Market. It is expected that futures contracts trading in additional currencies will be authorized. The standard contract sizes are L125,000 for the pound, 125,000 for the guilder, mark and Swiss francs, C$100,000 for the Canadian dollar, Y12,500,000 for the yen, and 1,000,000 for the peso. In contrast to Forward Currency Exchange Contracts which can be traded at any time, only four value dates per year are available, the third Wednesday of March, June, September and December.

Foreign Currency Options Transactions

         Foreign currency options (as opposed to futures) are traded in a variety of currencies in both the U.S. and Europe. On the Philadelphia Stock Exchange, for example, contracts for half the size of the corresponding futures contracts on the Chicago Board Options Exchange are traded with up to nine months maturity in Marks, Sterling, Yen, Swiss Francs and Canadian Dollars. Options can be exercised at any time during the contract life and require a deposit subject to normal margin requirements. Since a futures contract must be exercised, the Fund must continually make up the margin balance. As a result, a wrong price move could result in the Fund losing more than the original investment as it cannot walk away from the futures contract as it can an option contract.

         The Fund will purchase call and put options and sell such options to terminate an existing position. Options on foreign currency are similar to options on stocks except that an option on an interest rate and/or index based futures contract gives the purchaser the right, in return for the premium paid, to purchase or sell foreign currency, rather than to purchase or sell stock, at a specified exercise price at any time during the period of the option.

         The Fund intends to use foreign currency option transactions in connection with hedging strategies.

Purchase of Put Options on Foreign Currencies

         The purchase of protective put options on a foreign currency is analogous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by the Fund. Put options may be purchased to hedge a portfolio of foreign stocks or foreign debt instruments or a position in the foreign currency upon which the put option is based.

Purchase of Call Options on Foreign Currencies

         The purchase of a call option on foreign currency represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the foreign currency upon which it is based, or upon the price of the foreign stock or foreign debt instruments, the purchase of a call option may be less risky than the ownership of the foreign currency or the foreign securities. The Fund would purchase a call option on a foreign currency to hedge against an increase in the foreign currency or a foreign market advance when the Fund is not fully invested.

         The Fund may employ new investment techniques involving forward foreign currency exchange contracts, foreign currency futures contracts and options on foreign currencies in order to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. The Fund believes that no additional techniques have been identified for employment by the Fund in the foreseeable future other than those described above.

Currency Trading Risks

         Currency exchange trading may involve significant risks. The four major types of risk the Fund faces are exchange rate risk, interest rate risk, credit risk and country risk.

Exchange Rate Risk

         Exchange rate risk results from the movement up and down of foreign currency values in response to shifting market supply and demand. When the Fund buys or sells a foreign currency, an exposure called an open position is created. Until the time that position can be "covered" by selling or buying an equivalent amount of the same currency, the Fund is exposed to the risk that the exchange rate might move against it. Since exchange rate changes can readily move in one direction, a position carried overnight or over a number of days involves greater risk than one carried a few minutes or hours. Techniques such as foreign currency forward and futures contracts and options on foreign currency are intended to be used by the Fund to reduce exchange rate risk.

Maturity Gaps and Interest Rate Risk

         Interest rate risk arises whenever there are mismatches or gaps in the maturity structure of the Fund's foreign exchange currency holdings, which is the total of its outstanding spot and forward or futures contracts.

         Foreign currency transactions often involve borrowing short term and lending longer term to benefit from the normal tendency of interest rates to be higher for longer maturities. However in foreign exchange trading, while the maturity pattern of interest rates for one currency is important, it is the differential between interest rates for two currencies that is decisive.

Credit Risk

         Whenever the Fund enters into a foreign exchange contract, it faces a risk, however small, that the counterparty will not perform under the contract. As a result there is a credit risk, although no extension of "credit" is intended. To limit credit risk, the Fund intends to evaluate the creditworthiness of each other party. The Fund does not intend to trade more than 5% of its net assets under foreign exchange contracts with one party.

         Credit risk exists because the Fund's counterparty may be unable or unwilling to fulfill its contractual obligations as a result of bankruptcy or insolvency or when foreign exchange controls prohibit payment. In any foreign exchange transaction, each party agrees to deliver a certain amount of currency to the other on a particular date. In establishing its hedges a Fund relies on each contract being completed. If the contract is not performed, then the Fund's hedge is eliminated, and the Fund is exposed to any changes in exchange rates since the contract was originated. To put itself in the same position it would have been in had the contract been performed, the Fund must arrange a new transaction. However, the new transaction may have to be arranged at an adverse exchange rate. The trustee for a bankrupt company may elect to perform those contracts which are advantageous to the company but disclaim those contracts which are disadvantageous, resulting in losses to the Fund.

         Another form of credit risk stems from the time zone differences between the U.S. and foreign nations. If the Fund sells sterling it generally must pay pounds to a counterparty earlier in the day than it will be credited with dollars in New York. In the intervening hours, the buyer can go into bankruptcy or can be declared insolvent. Thus, the dollars may never be credited to the Fund.

Country Risk

         At one time or another, virtually every country has interfered with international transactions in its currency. Interference has taken the form of regulation of the local exchange market, restrictions on foreign investment by residents or limits on inflows of investment funds from abroad. Governments take such measures for example to improve control over the domestic banking system or to influence the pattern of receipts and payments between residents and foreigners. In those cases, restrictions on the exchange market or on international transactions are intended to affect the level or movement of the exchange rate. Occasionally a serious foreign exchange shortage may lead to payment interruptions or debt servicing delays, as well as interference in the exchange market. It has become increasingly difficult to distinguish foreign exchange or credit risk from country risk.

         Changes in regulations or restrictions usually do have an important exchange market impact. Most disruptive are changes in rules which interfere with the normal payments mechanism. If government regulations change and a counterparty is either forbidden to perform or is required to do something extra, then the Fund might be left with an unintended open position or an unintended maturity mismatch. Dealing with such unintended long or short positions could result in unanticipated costs to the Fund.

         Other changes in official regulations influence international investment transactions. If one of the factors affecting the buying or selling of a currency changes, the exchange rate is likely to respond. Changes in such controls often are unpredictable and can create a significant exchange rate response.

         Many major countries have moved toward liberalization of exchange and payments restrictions in recent years or accepted the principle that restrictions should be relaxed. A few industrial countries have moved in the other direction. Important liberalizations were carried out by Switzerland, the United Kingdom and Japan. They dismantled mechanisms for restricting either foreign exchange inflows (Switzerland), outflows (Britain) or elements of both (Japan). By contrast, France and Mexico have recently tightened foreign exchange controls.

         Overall, many exchange markets are still heavily restricted. Several countries limit access to the forward market to companies financing documented export or import transactions in an effort to insulate the market from purely speculative activities. Some of these countries permit local traders to enter into forward contracts with residents but prohibit certain forward transactions with nonresidents. By comparison, other countries have strict controls on exchange transactions by residents, but permit free exchange transactions between local traders and non-residents. A few countries have established tiered markets, funneling commercial transactions through one market and financial transactions through another. Outside the major industrial countries, relatively free foreign exchange markets are rare and control on foreign currency transactions are extensive.

         Another aspect of country risk has to do with the possibility that the Fund may be dealing with a foreign trader whose home country is facing a payments problem. Even though the foreign trader intends to perform on its foreign exchange contracts, the contracts are tied to other external liabilities the country has incurred. As a result performance may be delayed, and can result in unanticipated cost to the Fund. This aspect of country risk is a major element in the Fund's credit judgment as to with whom it will deal and in what amounts.

PAGE 1
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Keystone Strategic Growth Fund (K-2)
Seeks capital growth from a broad spectrum of domestic and foreign securities.

Dear Shareholder:

We would like to take this opportunity to report on the performance of Keystone Strategic Growth Fund (K-2) for the twelve-month period which ended October 31, 1996. Following our letter to you we have included a discussion with your Fund's manager and complete financial information.

Performance

For the twelve-month period which ended October 31, 1996, your Fund returned 12.95%. For the same period, the Standard & Poor's 500 Index (S&P 500), a broad-based index of large company stocks, returned 24.09%.

  Your Fund's short-term results did not meet our expectations. While the stock market indexes posted strong returns for the Fund's fiscal year, the timing of some of our investments and individual stock selection could have been better.

  At the beginning of your Fund's fiscal year we anticipated slower economic growth and no repeat of 1995's excellent market returns. With this in mind, we attempted to reduce our exposure to stocks that we believed might be most at risk in a slow growth environment. Our objective was to broaden your Fund's diversification and emphasize stocks that would be less affected by the expected slow growth environment. This strategy resulted in an emphasis on companies with consistent earnings growth rates, rather than companies with high growth rates.

  In the first quarter of 1996 economic growth turned out to be much stronger than many analysts had expected. Stocks of large, established companies provided the best returns during the period. Strong corporate earnings, relatively low interest rates and stronger-than-expected economic growth propelled blue chip stock indexes to new highs, breaking previous records. Price volatility increased during the fiscal period as investors attempted to gauge the strength of the economy during the first half of 1996. In addition, the smallest earnings disappointment often resulted in sharp stock price declines. In this environment, our holdings of companies with consistent growth rates did not benefit as much as higher growth rate companies.

  As the fiscal year began, we cut back on overweighted sectors and in areas that had provided good returns in 1995, such as technology. However, in some cases these reductions occurred after corrections had occurred. While the timing of these reductions were late, we believed that a smaller exposure to technology stocks was a more appropriate long-term strategy, given the high prices and higher relative volatility of technology stocks.

  The strong performance of blue chip stocks continued into the spring of 1996. However, in April and May small company stocks provided some of the best returns, as investors searched for companies with high earnings growth rates at more attractive valuations than blue chip stocks. Your Fund participated only modestly in the small company stock rally because we had steadily increased our holdings of stocks with consistent earnings records, primarily large company stocks.

  We also increased the Fund's exposure to Japanese stocks during much of the period, based on expectations for an improving economic environment in Japan. These investments provided positive performance in local currency terms. However, the weak yen and strong U.S. dollar hurt performance when converted into U.S. dollars, despite hedging a portion of our investments to protect it from currency changes.

                                                      (continued on next page)

PAGE 2
------------------------------------
Keystone Strategic Growth Fund (K-2)

Our outlook

We expect the favorable economic fundamentals of 1996 to continue into 1997. We believe that the economy should grow at a moderate rate, inflation should remain under control, despite some wage pressures, which should allow interest rates to remain relatively stable.

  For investors with long-term goals, we continue to believe that stocks offer the best potential returns. However, we are now in the sixth year of a stock market rally--the longest since the end of World War II. While we have a favorable outlook for 1997, history has shown that strong performance does not persist indefinitely. Stocks periodically experience price declines. We witnessed this type of "correction" in June and July, followed by a recovery. With this in mind, we encourage you to keep the above average stock market returns of the last few years in perspective.

Keystone acquired by First Union Corporation

On another note, we are pleased to inform you that Keystone has been acquired by First Union Corporation. First Union is a financial services firm based in Charlotte, North Carolina. It is the nation's sixth largest bank holding company with assets of approximately $130 billion. First Union, through its wholly-owned subsidiary Evergreen Asset Management Corp., together with Keystone mutual funds, manages more than $30 billion in 70 mutual funds. While Keystone will remain a separate entity and will continue to provide investment advisory and management services to the Fund, services will be provided under the 'Evergreen Keystone Funds' name. We believe First Union's acquisition of Keystone strengthens the investment management services we provide you.

  Thank you for your continued support of Keystone Strategic Growth Fund (K-2). If you have any questions or comments about your investments, we encourage you to write to us.

Sincerely,

/s/ Albert H. Elfner, III
-------------------------
Albert H. Elfner, III
Chairman
Keystone Investment Management Company


/s/ George S. Bissell
-------------------------
George S. Bissell
Chairman of the Board
Keystone Funds

December 1996

[PHOTO OF ALBERT H. ELFNER, III]
Albert H. Elfner, III

[PHOTO OF GEORGE S. BISSELL]
George S. Bissell

PAGE 3
------------------------------------

A Discussion With
Your Fund Manager

Maureen E. Cullinane is senior portfolio manager of your Fund and leads Keystone's growth stock team. A Chartered Financial Analyst, Ms. Cullinane has over 20 years of investment experience. She received BA and MA degrees from Emmanuel College with post-graduate study at the Universite de Paris. She holds an MBA from Boston University. Together with Margery C. Parker, portfolio manager of Keystone Mid-Cap Growth Fund (S-3), the team focuses on selecting companies with growing earnings.

Q  What was the environment like during the twelve-month period?

A At the end of 1995, economic growth was moderate, inflation was contained, and interest rates had declined. This had been a favorable environment for stocks. At the beginning of 1996, the environment changed. While stock prices rose, they fluctuated broadly as virtually every new economic statistic triggered a debate over growth and inflation and whether or not the Federal Reserve Board would raise interest rates. In June and July, stock prices experienced steep declines. We believe this short-term correction helped wring out the excesses in the market and brought stock prices to more reasonable levels. During August, September and October, stocks generally rose in value.

Q  How did you manage the Fund during this period?

A Because of uncertainties in the market, we attempted to reduce risk by focusing on consistency and diversification. In order to minimize the effects of the market's gyrations on the portfolio, we invested in stable growth companies. These are companies that tend to grow regardless of the state of the economy. We emphasized companies that have had consistent earnings growth rates of approximately 20%. On October 31, 1996, nearly 60% of the portfolio's assets were invested in stable growth companies. We increased the diversification of the portfolio, because we wanted the Fund to have broad representation in a number of market sectors.

Q How did your focus on consistency and diversification change the composition of the Fund?

A At the beginning of the period, finance companies accounted for the Fund's largest industry weighting, and drug companies composed the Fund's second largest industry. On October 31, 1996, these two industry sectors still occupied the number one and two positions in the fund, however, the percentage of assets in each category was reduced.

 Twelve months ago, technology stocks (software services, telecommunications, and electronics products companies) were among the Fund's top five industry sectors. On October 31, 1996, there were fewer technology stocks in the portfolio. Oil services, business services, and food companies were more prominent in the portfolio

Fund Profile
Objective: Seeks capital growth from a broad spectrum of domestic and foreign securities.
Number of stocks: 70
Commencement of investment operations: September 11, 1935
Net assets: $497 million
Newspaper Symbol: "StrGrK2"

PAGE 4
------------------------------------
Keystone Strategic Growth Fund (K-2)

Your Fund Invests In . . .
(bullet) Companies with strong management teams, leading market positions and solid balance sheets
(bullet) Stocks of any size in any industry: small-, mid-, and large-cap (bullet) U.S. stocks and stocks of established foreign companies and were among the Fund's top five industry sectors. We believed this more diverse portfolio of growth stocks would benefit the Fund over the long term.

Q  How do you decide which industries are most attractive?

A We take a "top-down" and "bottoms-up," approach. First we analyze trends in the economy, and then look at how certain industries and companies may benefit from those trends. In selecting stocks for the portfolio, we focus on a company's fundamentals, that is, we assess its management, financials, product line, and potential earnings growth.

Q Why were finance stocks a consistent theme in the portfolio throughout the twelve months?

A On October 31, 1996, finance stocks accounted for 14.7% of the Fund's net assets. We believe the stocks of finance companies benefitted from relatively low interest rates and from consolidation in the industry. Strong performers in this area included Bank of Boston and BankAmerica, two large banks that have expanded their businesses by acquiring smaller banks. During the last six months of the period, we broadened the Fund's financial holdings to include Morgan Stanley, and Travelers Group. Travelers is the parent company of Smith Barney, a brokerage firm. The addition of these two stocks increased the Fund's exposure to firms that were benefitting from the strength of the securities markets.

Q You reduced the drug position in the portfolio from 10.2% of net assets on October 31, 1995 to 8.1% on October 31, 1996. Why?

A Even though we took profits in some of the companies that had performed in line with our expectations, drug stocks were the Fund's second largest industry weighting on October 31, 1996. Drug businesses benefitted from cost efficiencies following restructurings and major acquisitions. We invested in American Home Products, Johnson & Johnson, and Warner Lambert. We also owned two foreign drug companies during the period--Rhone Poulenc Rorer and Smithkline Beecham.

Q Energy companies composed a significant portion of portfolio assets. Why were these companies attractive?

A Energy companies, which include oil services businesses, large oil companies, and natural gas firms, accounted for 14.2% of net assets on October 31, 1996. We believe that energy companies have benefitted from restructuring efforts of the last several years, improved drilling and exploration techniques, and an increase in demand.

  In particular, oil services businesses, which support the drilling activities of the industry by supplying

Top 5 Industries
as of October 31, 1996

                            Percentage of
Industry                      net assets
-----------------------------------------
Finance                          14.7
-----------------------------------------
Drugs                             8.1
-----------------------------------------
Oil services                      7.1
-----------------------------------------
Business services                 6.8
-----------------------------------------
Telecommunications                6.7
-----------------------------------------

PAGE 5
------------------------------------


Diversification by
Market Capitalization
as of October 31, 1996

[TABULAR REPRESENTATION OF PIE CHART]

Large-cap(1)                         70%
Small-cap stocks (U.S.)               5%
Mid-cap stocks (U.S.)                25%

(as a percentage of long-term portfolio assets)


A stock's market capitalization, or market cap, is its stock price multiplied by the number of shares outstanding.

-----------------
(1)Includes 15% of net assets invested in foreign stocks.

rigs, boats, pumping and seismology equipment, were among the best performers. In the oil services area, we held ENSCO International, Schlumberger, and Tidewater. We also invested in two large oil companies-- Exxon and Mobil. In the natural gas area, we invested in Anadarko, a company that is exploring several new gas fields, and United Meridian, a company that is conducting a drilling operation off the coast of Africa.

Q During the last six months of the period, you increased the retail portion of the portfolio from 3% to 4.8% of net assets on October 31, 1996. Why did retail stocks offer opportunity?

A Over the past year, unemployment declined, wages increased modestly, and there were fewer headlines announcing layoffs at major corporations. We believe these conditions helped boost consumer confidence. Historically, heightened consumer confidence has been beneficial to the retail industry. In the retail area, we invested in Loehmann's and Saks, two stores that market to upscale consumers. We also invested in Abercrombie & Fitch, a store that caters to older teens and young adults. In addition, we held Staples, a leader in the discount office supply business.

Q You increased the foreign investments in the portfolio from 9% to 13.6%. How did you manage the foreign component of the Fund?

A We were very selective in our approach to foreign markets. In Western Europe, fiscal discipline and restructuring led to lower interest rates and stronger corporate earnings. The rising U.S. dollar helped boost earnings of large, multinational corporations that sell goods in the United States. In Japan, the economic recovery was stalled by the weakness of the yen relative to the U.S. dollar. Anticipating economic successes in Europe, we increased the Fund's holdings there and reduced the Fund's weighting in Japan.

Q  What is your outlook?

A We expect the environment for growth stocks to remain healthy. As we enter 1997, we expect economic growth to be moderate and inflation and interest rates to remain relatively low. These factors, along with our expectations for positive earnings, should favor growth stocks. However, we believe that returns in 1997 may be less than those of 1996. We would not be surprised to see some short-term pullback in stock prices in the months ahead. Should a 'correction' in the stock market occur, we would view it as a normal part of the investing cycle, and use it as an opportunity to purchase more high quality stocks at lower prices.

PAGE 6
------------------------------------
Keystone Strategic Growth Fund (K-2)


Top 10 Holdings
as of October 31, 1996
                                                     Percentage of
Stock                      Industry                  net assets
-------------------------------------------------------------------
General Electric           Capital goods                  4.3
-------------------------------------------------------------------
ENSCO International        Oil services                   2.8
-------------------------------------------------------------------
USA Waste Services         Business services              2.6
-------------------------------------------------------------------
Microsoft                  Software services              2.3
-------------------------------------------------------------------
Travelers Group            Insurance                      2.3
-------------------------------------------------------------------
Bank of Boston             Finance                        2.3
-------------------------------------------------------------------
Intel                      Electronic products            2.3
-------------------------------------------------------------------
Coca-Cola                  Foods                          2.2
-------------------------------------------------------------------
HFS                        Amusements                     2.2
-------------------------------------------------------------------
Tidewater                  Oil services                   2.1
-------------------------------------------------------------------

                                   [DIAMOND]
                       This column is intended to answer
                           questions about your Fund.
        If you have a question you would like answered, please write to:
                  Evergreen Keystone Investment Services, Inc.
                  Attn: Shareholder Communications, 22nd Floor
             200 Berkeley Street, Boston, Massachusetts 02116-5034.

PAGE 7
------------------------------------

Your Fund's Performance

Growth of an investment in
Keystone Strategic Growth Fund (K-2)

In Thousands

[MOUNTAIN CHART]

            Initial           Reinvested
           Investment        Distributions
10/86        10000               10000
              8269               10015
10/88         7152               10789
              8401               13135
10/90         7141               11815
              8959               16396
10/92         8324               17441
              9858               21797
10/94         8258               22571
              8817               25968
10/96         9507               29331

A $10,000 investment in Keystone Strategic Growth Fund (K-2) made on October 31, 1986 with all distributions reinvested was worth $29,331 on October 31, 1996. Past performance is no guarantee of future results.


Twelve-Month Performance           as of October 31, 1996
=========================================================
Total return*                                      12.95%
Net asset value 10/31/95                          $ 8.05
                10/31/96                          $ 8.68
Dividends                                         $ 0.01
Capital gains                                     $ 0.36

* Before deduction of contingent deferred sales charge (CDSC).

Historical Record                  as of October 31, 1996
=========================================================
                                 If you        If you did
Cumulative total return         redeemed       not redeem
1-year                             9.95%          12.95%
5-year                            78.89%          78.89%
10-year                          193.31%         193.31%
Average annual total return
1-year                             9.95%          12.95%
5-year                            12.34%          12.34%
10-year                           11.36%          11.36%


The "if you redeemed" returns reflect the deduction of the 3% CDSC for those investors who bought and sold Fund shares after one calendar year. Investors who retained their fund investment earned the returns reported in the second column of the table.

  The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.

  Shareholders may exchange shares for another Keystone fund by calling or writing to Keystone directly, or through Keystone's Automated Response Line
(KARL). The Fund reserves the right to change or terminate the exchange offer.

PAGE 8
------------------------------------
Keystone Strategic Growth Fund (K-2)

Growth of an Investment

Comparison of change in value of a $10,000 investment in Keystone Strategic Growth Fund (K-2), the Standard
& Poor's 500 Index and the Consumer Price Index.


In Thousands        October 1986 through October 1996

          Fund Average
       Annual Total Return
----------------------------------
1 Year        5 Year       10 Year
9.95%         12.34%        11.36%


[LINE CHART]

           Fund     S&P      CPI
10/86     10000    10000    10000
          10015    10642    10453
10/88     10789    12192    10898
          13135    15346    11387
10/90     11815    14184    12103
          16396    18930    12457
10/92     17441    20816    12856
          21797    23926    13209
10/94     22571    24852    13554
          25968    31424    13935
10/96     29331    38993    14306


Past performance is no guarantee of future results. The one-year return reflects the deduction of the Fund's 3% contingent deferred sales charge for shares held for at least one year. The Consumer Price Index is through September 30, 1996.


This chart graphically compares your Fund's total return performance to certain investment indexes. It is the result of fund performance guidelines issued by the Securities and Exchange Commission. The intent is to provide investors with more information about their investment.

Components of the chart

The chart is composed of three lines that represent the accumulated value of an initial $10,000 investment for the period indicated. The lines illustrate a hypothetical investment in:

1. Keystone Strategic Growth Fund (K-2)

The Fund seeks capital growth from a broad spectrum of domestic and foreign securities. The return is quoted after deducting sales charges (if applicable), fund expenses and transaction costs and assumes reinvestment of all distributions.

2. Standard & Poor's 500 Index (S&P 500)

The S&P 500 is a broad-based unmanaged index of common stock prices. It is comprised of stocks of the largest U.S. companies. These stocks are selected and compiled by Standard & Poor's Corporation according to criteria that may be unrelated to your Fund's investment objective.

4. Consumer Price Index (CPI)

This index is a widely recognized measure of the cost of goods and services produced in the U.S.. The index contains factors such as prices of services, housing, food, transportation and electricity which are compiled by the U.S. Bureau of Labor Statistics. The CPI is generally considered a valuable benchmark for investors who seek to outperform increases in the cost of living.

  These indexes do not include transaction costs associated with buying and selling securities, and do not hold cash to meet redemptions. It would be difficult for most individual investors to duplicate these indexes.

Understanding what the chart means

The chart demonstrates your Fund's total return performance in relation to a well known investment index and to increases in the cost of living. It is important to understand what the chart shows and does not show.

  This illustration is useful because it charts Fund and index performance over the same time frame and over a long period. Long-term performance is a more reliable and useful measure of performance than measurements of short-term returns or temporary swings in the market. Your financial adviser can help you evaluate fund performance in conjunction with the other important financial considerations such as safety, stability and consistency.

PAGE 9
------------------------------------

Limitations of the chart

The chart, however, limits the evaluation of Fund performance in several ways. Because the measurement is based on total returns over an extended period of time, the comparison often favors those funds which emphasize capital appreciation when the market is rising. Likewise, when the market is declining, the comparison usually favors those funds which take less risk.

Performance can be distorted

Funds which are more conservative in their orientation and which place an emphasis on capital preservation will tend to compare less favorably when the market is rising. In addition, funds which have income as one of their objectives also will tend to compare less favorably to relevant indexes.

  Indexes may also reflect the performance of some securities which a fund may be prohibited from buying. A bond fund, for example, may be limited to investments in only high quality bonds, or a stock fund may only be able to buy stocks that have been traded on a stock exchange for a minimum number of years or of a certain company size. Indexes usually do not have the same investment restrictions as your Fund.

Indexes do not include costs of investing

The comparison is further limited in its utility because the index does not take into account any deductions for sales charges, transaction costs or other fund expenses. Your Fund's performance figures do reflect such deductions. Sales charges--whether up-front or deferred--pay for the cost of the investment advice of your financial adviser. Transaction costs pay for the costs of buying and selling securities for your Fund's portfolio. Fund expenses pay for the costs of investment management and various shareholder services. None of these costs are reflected in index total returns. The comparison is not completely realistic because an index cannot be duplicated by an investor--even an unmanaged index--without incurring some charges and expenses.

One of several measures

The chart is one of several tools you can use to understand your investment. It should be read in conjunction with the Fund's prospectus, and annual and semiannual reports. Also, your financial adviser, who understands your personal financial situation, can best explain the features of your Keystone fund and how it applies to your financial needs.

Future returns may be different

Shareholders also should be mindful that the long-run performance of either the Fund or the indexes is not representative of what shareholders should expect to receive from their Fund investment in the future; it is presented to illustrate only past performance and is not a guarantee of future returns.

PAGE 10
------------------------------------
Keystone Strategic Growth Fund (K-2)

                                   Glossary of
                                Mutual Fund Terms

  MUTUAL FUND--A company which combines the investment money of many people whose financial goals are similar, and invests that money in a variety of securities. A mutual fund allows the smaller investor the benefits of diversification, professional management and constant supervision usually available only to large investors.

  PORTFOLIO MANAGER--An investment professional who is responsible for managing a portfolio's assets prudently and making appropriate investment decisions, such as which securities to buy, hold and sell, based on the investment objectives of the portfolio.

  STOCK--Equity or ownership interest in a corporation, which represents a claim on the corporation's assets and earnings.

  BOND--Security issued by a government or corporation to those from whom it has borrowed money. A bond usually promises to pay interest income to the bondholder at regular intervals and to repay the entire amount borrowed at maturity date.

  CONVERTIBLE SECURITY--A corporate security (usually preferred stock or bonds) that is exchangeable for a set number of another security type (usually common stocks) at a pre-stated price.

  MONEY MARKET FUND--A mutual fund whose assets are invested in a diversified portfolio of short-term securities, including commercial paper, bankers' acceptances, certificates of deposit and other short-term instruments. The fund pays income which can fluctuate daily. Liquidity and safety of principal are primary objectives.

  NET ASSET VALUE (NAV) PER SHARE--The value of one share of a mutual fund. The NAV per share is determined by subtracting a fund's total liabilities from its total assets, and dividing that amount by the number of fund shares outstanding.

  DIVIDEND--A per share distribution of the income earned from the fund's portfolio holdings. When a dividend distribution is made, the fund's net asset value drops by the amount of the distribution because the distribution is no longer considered part of the fund's assets.

  CAPITAL GAIN--The profit from the sale of securities, less any losses. Capital gains are paid to fund shareholders on a per share basis. When a capital gain distribution is made, the fund's net asset value drops by the amount of the distribution because the distribution is no longer considered part of the fund's assets.

  YIELD--The annualized rate of income as measured against the current net asset value of fund shares.

  TOTAL RETURN--The change in value of a fund investment over a specified period of time, taking into account the change in a fund's market price and the reinvestment of all fund distributions.

  SHORT-TERM--An investment with a maturity of one year or less.

  LONG-TERM--An investment with a maturity of greater than one year.

  AVERAGE MATURITY--The average number of days until the notes, drafts, acceptances, bonds or other debt instruments in a portfolio become due and payable.

  OFFERING PRICE--The offering price of a share of a mutual fund is the price at which the share is sold to the public.

PAGE 11
------------------------------------

SCHEDULE OF INVESTMENTS--October 31, 1996

                                                                                     Market
                                                                     Shares          Value
=============================================================================================
COMMON STOCKS (89.3%)
BRAZIL (1.0%)
Telecommunications (1.0%)
 Telecomunicacoes Brasileiras S.A. ADR                                65,000      $ 4,842,500
---------------------------------------------------------------------------------------------
GERMANY (0.5%)
Retail (0.5%)
 Adidas AG                                                            27,000        2,314,184
---------------------------------------------------------------------------------------------
JAPAN (2.2%)
Appliances and Furnishings (1.2%)
 Sony Corp.                                                          100,000        5,998,858
---------------------------------------------------------------------------------------------
Automotive (0.5%)
 Fuji Heavy Industry                                                 570,000        2,653,375
---------------------------------------------------------------------------------------------
Drugs (0.5%)
 Taisho Pharmaceutical                                               130,000        2,580,475
---------------------------------------------------------------------------------------------
TOTAL JAPAN                                                                        11,232,708
---------------------------------------------------------------------------------------------
MEXICO (3.4%)
Advertising and Publishing (0.6%)
 Grupo Televisa S.A. de C.V. ADR                                     120,000        3,150,000
---------------------------------------------------------------------------------------------
Auto Industry (0.9%)
 Desc S.A. de C.V. ADR (c)                                           230,000        4,427,500
---------------------------------------------------------------------------------------------
Foods (1.1%)
 PanAmerican Beverages, Inc. ADR                                     130,000        5,671,250
---------------------------------------------------------------------------------------------
Finance (0.8%)
 Grupo Financiero Banamex                                          1,837,000        3,885,412
---------------------------------------------------------------------------------------------
TOTAL MEXICO                                                                       17,134,162
---------------------------------------------------------------------------------------------
NETHERLANDS (1.5%)
Advertising & Publishing (1.5%)
 Wolters Kluwer N.V. (c)                                              56,719        7,290,867
---------------------------------------------------------------------------------------------
TAIWAN (0.2%)
Finance (0.2%)
 Chronicle 2001 Mutual Fund (c)                                    1,653,374          748,041
---------------------------------------------------------------------------------------------
UNITED KINGDOM (2.6%)
Advertising and Publishing (1.2%)
 Pearson PLC                                                         500,000        6,168,620
---------------------------------------------------------------------------------------------
Business Services (1.4%)
 Compass Group PLC                                                   675,000        6,712,647
---------------------------------------------------------------------------------------------
TOTAL UNITED KINGDOM                                                               12,881,267
---------------------------------------------------------------------------------------------
UNITED STATES (77.9%)
Aerospace (1.5%)
 Boeing Co.                                                           80,000      $ 7,630,000
---------------------------------------------------------------------------------------------
Amusement (2.2%)
 HFS, Inc. (c)                                                       149,000       10,914,250
---------------------------------------------------------------------------------------------
Automotive (0.5%)
 Danaher Corp.                                                        65,000        2,656,875
---------------------------------------------------------------------------------------------
Building (0.7%)
 Fastenal Co.                                                         75,000        3,478,125
---------------------------------------------------------------------------------------------
Business Services (5.4%)
 Thermo Electron Corp.                                               240,000        8,760,000
 USA Waste Services, Inc. (c)                                        400,000       12,800,000
 U.S. Filter Corp. (c)                                               153,400        5,292,300
---------------------------------------------------------------------------------------------
                                                                                   26,852,300
---------------------------------------------------------------------------------------------
Capital Goods (4.3%)
 General Electric Co.                                                220,000       21,285,000
---------------------------------------------------------------------------------------------
Chemicals (1.1%)
 DuPont E. I. DeNemours and Co.                                       60,000        5,565,000
---------------------------------------------------------------------------------------------
Consumer Goods (2.4%)
 CUC International, Inc. (c)                                         251,400        6,159,300
 Procter & Gamble Co.                                                 60,000        5,940,000
---------------------------------------------------------------------------------------------
                                                                                   12,099,300
---------------------------------------------------------------------------------------------
Drugs (7.6%)
 Amercian Home Products Corp.                                         94,200        5,769,750
 Gilead Sciences, Inc. (c)                                           151,300        3,508,269
 Johnson & Johnson Co.                                               130,000        6,402,500
 Rhone Poulenc Rorer Inc.                                            125,000        8,390,625
 Smithkline Beecham P L C                                            100,000        6,262,500
 Warner Lambert Co.                                                  115,000        7,316,875
---------------------------------------------------------------------------------------------
                                                                                   37,650,519
---------------------------------------------------------------------------------------------
Electronics Products (3.4%)
 Analog Devices, Inc. (c)                                            200,000        5,200,000
 Intel Corp.                                                         105,000       11,530,312
---------------------------------------------------------------------------------------------
                                                                                   16,730,312
---------------------------------------------------------------------------------------------
Finance (12.0%)
 Bank of Boston Corp.                                                181,700       11,628,800
 BankAmerica Corp.                                                    68,900        6,304,350
 Federal Home Loan Mortgage Corp.                                     90,000        9,090,000
 Morgan Stanley Group Inc.                                           100,000        5,025,000
 NationsBank Corp.                                                    71,800        6,767,150
 Norwest Corp.                                                       212,400        9,319,050

PAGE 12
------------------------------------
Keystone Strategic Growth Fund (K-2)

SCHEDULE OF INVESTMENTS--October 31, 1996
                                                                                     Market
                                                                     Shares          Value
=============================================================================================
United States -- (cont'd)
Finance -- (cont'd)
 Travelers Group, Inc.                                               215,000     $ 11,663,750
---------------------------------------------------------------------------------------------
                                                                                   59,798,100
---------------------------------------------------------------------------------------------
Foods (5.2%)
 Coca-Cola Co.                                                       220,000       11,110,000
 Flowers Industries, Inc.                                            357,600        8,358,900
 Philip Morris Cos., Inc.                                             51,000        4,723,875
 Richfood Holdings, Inc.                                              65,900        1,602,194
---------------------------------------------------------------------------------------------
                                                                                   25,794,969
---------------------------------------------------------------------------------------------
Insurance (1.2%)
 American International Group, Inc.                                   55,000        5,974,375
---------------------------------------------------------------------------------------------
Metals & Mining (0.6%)
 Aluminum Co. of America                                              50,000        2,931,250
---------------------------------------------------------------------------------------------
Natural Gas (3.8%)
 Anadarko Petroleum Corp.                                            115,200        7,329,600
 Noble Affiliates, Inc.                                              175,000        7,612,500
 United Meridian Corp. (c)                                            87,100        4,104,587
---------------------------------------------------------------------------------------------
                                                                                   19,046,687
---------------------------------------------------------------------------------------------
Office Products (2.8%)
 Compaq Computer Corp. (c)                                            80,000        5,570,000
 EMC Corp. (c)                                                       280,300        7,357,875
 Synopsys, Inc. (c)                                                   20,200          914,050
---------------------------------------------------------------------------------------------
                                                                                   13,841,925
---------------------------------------------------------------------------------------------
Oil (3.3%)
 Exxon Corp.                                                          95,000        8,419,375
 Mobil Corp.                                                          67,500        7,880,625
---------------------------------------------------------------------------------------------
                                                                                   16,300,000
---------------------------------------------------------------------------------------------
Oil Services (7.1%)
 ENSCO International, Inc. (c)                                       325,000       14,056,250
 Halliburton Co.                                                     100,000        5,662,500
 Schlumberger, Ltd.                                                   50,437        4,999,568
 Tidewater, Inc.                                                     238,800       10,447,500
---------------------------------------------------------------------------------------------
                                                                                   35,165,818
---------------------------------------------------------------------------------------------
Retail (4.8%)
 Abercrombie & Fitch Co. (c)                                         204,700        4,503,400
 Federated Department Stores, Inc. (c)                               100,000        3,300,000
 Loehmann's Holdings, Inc. (c)                                       100,000        2,662,500
 Saks Holdings, Inc. (c)                                             165,000        5,775,000
 Staples, Inc. (c)                                                   418,450        7,845,938
---------------------------------------------------------------------------------------------
                                                                                   24,086,838
---------------------------------------------------------------------------------------------
United States -- (cont'd)
 Software Services (2.3%)
 Microsoft Corp. (c)                                                  85,000     $ 11,671,562
---------------------------------------------------------------------------------------------
Telecommunications (5.7%)
 Cisco Systems, Inc. (c)                                              85,000        5,254,062
 Teleport Communications Group (c)                                   189,800        4,673,825
 3Com Corp. (c)                                                       75,000        5,076,563
 U.S. Robotics Corp.                                                 120,000        7,552,500
 Lucent Technologies, Inc.                                           116,800        5,489,600
---------------------------------------------------------------------------------------------
                                                                                   28,046,550
---------------------------------------------------------------------------------------------
TOTAL UNITED STATES                                                               387,519,755
---------------------------------------------------------------------------------------------
TOTAL COMMON STOCKS
 (Cost--$369,300,279)                                                             443,963,484
---------------------------------------------------------------------------------------------
PREFERRED STOCK (2.2%)
BRAZIL (2.2%)
 Finance (1.7%)
 Banco Bradesco S.A.                                             645,300,000        5,502,071
 Banco Itau S.A.                                                   6,441,000        2,789,804
---------------------------------------------------------------------------------------------
                                                                                    8,291,875
---------------------------------------------------------------------------------------------
Metals & Mining (0.5%)
 Companhia Vale do Rio Doce Navegacao S.A.                           115,000        2,384,174
---------------------------------------------------------------------------------------------
TOTAL BRAZIL                                                                       10,676,049
---------------------------------------------------------------------------------------------
TOTAL PREFERRED STOCK
 (Cost--$9,558,296)                                                                10,676,049
---------------------------------------------------------------------------------------------
                                                                  Maturity
                                                                    Value
=============================================================================================
REPURCHASE AGREEMENT (6.5%)
 Investment in repurchase agreements in a joint trading
  account, purchased 10/31/96, 5.565%, maturing 11/1/96
  (Cost--$32,250,000) (a)                                       $ 32,254,985       32,250,000
---------------------------------------------------------------------------------------------
TOTAL INVESTMENTS
 (Cost--$411,108,575) (d)                                                         486,889,533
---------------------------------------------------------------------------------------------
FOREIGN CURRENCY HOLDINGS
 (Cost--$10,523) (0.0%) (b)                                                            10,491
OTHER ASSETS AND LIABILITIES--NET (2.0%)                                            9,976,437
---------------------------------------------------------------------------------------------
NET ASSETS (100%)                                                                $496,876,461
---------------------------------------------------------------------------------------------

PAGE 13
------------------------------------

(a) The repurchase agreement is fully collateralized by U.S. government and/or agency obligations based on market prices at the date of the portfolio.

(b) Investments denominated in the local currency and/or foreign currency holdings of certain foreign countries are considered illiquid due to current foreign exchange restrictions of these foreign markets.

(c) Non-income producing security.

(d) The cost of investments for federal income tax purposes amounted to $411,116,314.

Gross unrealized appreciation and depreciation of investments, based on identified tax cost, at October 31, 1996 are as follows:

Gross unrealized appreciation      $80,887,005
Gross unrealized depreciation       (5,113,786)
                                   -----------
Net unrealized appreciation        $75,773,219
                                   ===========

Legend of Portfolio Abbreviations:
ADR--American Depository Receipt

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

                                                                                   Net Unrealized
Exchange                                     U.S. $ Value at      In Exchange      Appreciation/
Date                                        October 31, 1996      for U.S. $       (Depreciation)
-------------------------------------------------------------------------------------------------
Forward Foreign Currency Exchange Contracts to Sell:
                 Contracts to Deliver
---------------------------------------
11/20/96       1,757,628 Pound Sterling        $2,859,466         $2,720,000          ($139,466)
1/27/97        668,790,000 Japanese Yen         5,946,510          6,000,000            53,490

See Notes to Financial Statments.

PAGE 14
------------------------------------
Keystone Strategic Growth Fund (K-2)

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout each year)

                                                         Year Ended October 31,
                                       -----------------------------------------------------------
                                         1996         1995        1994        1993         1992
==================================================================================================
Net asset value
 beginning of year                     $   8.05     $   7.54    $   9.00    $   7.60     $   8.18
--------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income (loss)              (0.04)       (0.02)          0       (0.06)       (0.01)
Net realized and unrealized gain
 (loss) on investments and foreign
 currency related transactions             1.04         1.13        0.23        1.89         0.42
--------------------------------------------------------------------------------------------------
 Total from investment operations          1.00         1.11        0.23        1.83         0.41
--------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                     (0.01)           0           0           0        (0.01)
In excess of net investment income            0            0           0       (0.03)       (0.05)
Net realized gain on investments
 and foreign currency related
 transactions                             (0.36)       (0.60)      (1.66)      (0.40)       (0.93)
In excess of net realized gain on
 investments and foreign currency
 related transactions                         0            0       (0.03)          0            0
--------------------------------------------------------------------------------------------------
 Total distributions                      (0.37)       (0.60)      (1.69)      (0.43)       (0.99)
--------------------------------------------------------------------------------------------------
Net asset value end of year            $   8.68     $   8.05    $   7.54    $   9.00     $   7.60
==================================================================================================
Total return (a)                          12.95%       15.05%       3.55%      24.97%        6.38%
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                            1.91%(b)     2.01%(b)    1.73%       1.83%        1.58%
 Net investment income (loss)             (0.48%)      (0.25%)     (0.17%)     (0.57%)      (0.15%)
Portfolio turnover rate                     156%         140%         68%         65%          62%
Average commission rate paid           $ 0.0042          N/A         N/A         N/A          N/A
--------------------------------------------------------------------------------------------------
Net assets end of year (thousands)     $496,876     $491,610    $416,684    $403,693     $321,794
==================================================================================================

                                         1991         1990        1989        1988        1987
=================================================================================================
Net asset value
beginning of year                      $   6.52     $   7.67    $   6.53    $   7.55    $   9.13
 ------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income (loss)               0.08         0.08        0.16        0.18        0.02
Net realized and unrealized gain
(loss) on investments and foreign
currency related transactions              2.24        (0.80)       1.21        0.19        0.04
 ------------------------------------------------------------------------------------------------
 Total from investment operations          2.32        (0.72)       1.37        0.37        0.06
 ------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                     (0.16)       (0.18)      (0.18)      (0.14)      (0.13)
In excess of net investment income            0            0           0           0           0
Net realized gain on investments
and foreign currency related
transactions                              (0.50)       (0.25)      (0.05)      (1.25)      (1.51)
In excess of net realized gain on
investments and foreign currency
related transactions                          0            0           0           0           0
 ------------------------------------------------------------------------------------------------
 Total distributions                      (0.66)       (0.43)      (0.23)      (1.39)      (1.64)
 ------------------------------------------------------------------------------------------------
Net asset value end of year            $   8.18     $   6.52    $   7.67    $   6.53    $   7.55
=================================================================================================
Total return (a)                          38.77%      (10.05%)     21.74%       7.73%       0.15%
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                            1.52%        1.65%       1.59%       1.69%       2.12%
 Net investment income (loss)              0.99%        1.64%       2.06%       2.14%       0.23%
Portfolio turnover rate                      86%          30%         40%         89%        104%
Average commission rate paid                N/A          N/A         N/A         N/A         N/A
 ------------------------------------------------------------------------------------------------
Net assets end of year (thousands)     $339,359     $234,060    $329,994    $328,205    $298,748
=================================================================================================

(a) Excluding applicable sales charges.
(b) Ratio of total expenses to average net assets includes indirectly paid expenses. Excluding indirectly paid expenses, the expense ratio would have been 1.90% and 2.00% for the years ended October 31, 1996 and 1995, respectively.

See Notes to Financial Statements.

PAGE 15
------------------------------------


STATEMENT OF ASSETS AND LIABILITIES
October 31, 1996
==================================================================
Assets
 Investments at market value (identified cost--
   $411,108,575)                                      $486,889,533
 Foreign currency holdings (identified cost--
   $10,523)                                                 10,491
 Cash                                                       11,459
 Receivable for:
  Investments sold                                      16,837,391
  Unrealized appreciation on forward foreign
    currency exchange contracts                             53,490
  Fund shares sold                                          19,663
  Dividends and interest                                   464,949
  Foreign tax reclaims                                      19,943
  Prepaid expenses and other assets                         40,500
------------------------------------------------------------------
   Total assets                                        504,347,419
------------------------------------------------------------------
Liabilities
 Payable for:
  Investments purchased                                  6,995,054
  Unrealized depreciation on forward foreign
    currency exchange contracts                            139,466
  Fund shares redeemed                                     214,474
  Foreign taxes to be withheld                              17,860
 Other accrued expenses                                    104,104
------------------------------------------------------------------
   Total liabilities                                     7,470,958
------------------------------------------------------------------
Net assets                                            $496,876,461
==================================================================
Net assets represented by (Note 3)
 Paid-in capital                                      $361,396,355
 Undistributed net investment income                        85,978
 Accumulated net realized gain on investment and
   foreign currency related transactions                59,696,846
 Net unrealized appreciation (depreciation) on
   investments and foreign currency related
   transactions                                         75,697,282
------------------------------------------------------------------
   Total net assets                                   $496,876,461
------------------------------------------------------------------
Net asset value per share
 Net assets of $496,876,461 / 57,242,129 shares
   outstanding                                        $       8.68
------------------------------------------------------------------


STATEMENT OF OPERATIONS
Year Ended October 31, 1996
========================================================================
Investment income
 Dividends (Net of foreign withholding
   taxes of $103,251)                                        $ 5,944,232
 Interest                                                      1,151,763
------------------------------------------------------------------------
   Total income                                                7,095,995
------------------------------------------------------------------------
Expenses
 Management fee                               $2,994,500
 Transfer agent fees                           1,227,881
 Accounting, auditing and legal                   70,044
 Custodian fees                                  270,162
 Printing                                         30,540
 Trustees' fees and expenses                      31,034
 Distribution Plan expenses                    4,845,352
 Registration fees                                57,858
 Miscellaneous expenses                           25,534
------------------------------------------------------------------------
   Total expenses                                              9,552,905
   Less: Expenses paid indirectly (Note 6)                       (44,293)
------------------------------------------------------------------------
 Net expenses                                                  9,508,612
------------------------------------------------------------------------
 Net investment loss                                          (2,412,617)
------------------------------------------------------------------------
Net realized and unrealized gain (loss) on
 investments and foreign currency related
 transactions (Note 3)
 Net realized gain on investments and
   foreign currency related transactions                      70,337,618
------------------------------------------------------------------------
 Net change in unrealized appreciation on
   investments and foreign currency
   related transactions                                       (7,283,970)
------------------------------------------------------------------------
 Net realized and unrealized gain on
   investments and foreign currency
   related transactions                                       63,053,648
------------------------------------------------------------------------
 Net increase in net assets resulting
   from operations                                           $60,641,031
========================================================================

See Notes to Financial Statements.

PAGE 16
------------------------------------
Keystone Strategic Growth Fund (K-2)

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 Year Ended October 31,
                                                                             ------------------------------
                                                                                 1996             1995
===========================================================================================================
Operations
Net investment loss                                                         ($   2,412,617)   ($  1,153,028)
Net realized gain on investments and foreign currency related
transactions                                                                   70,337,618       60,454,842
Net change in unrealized appreciation on investments and foreign
currency transactions                                                          (7,283,970)       8,987,189
-----------------------------------------------------------------------------------------------------------
 Net increase in net assets resulting from operations                          60,641,031       68,289,003
-----------------------------------------------------------------------------------------------------------
Distributions to shareholders from
Net investment income                                                            (478,981)               0
Net realized gain on investments and foreign currency related
transactions                                                                  (22,079,862)     (34,582,438)
-----------------------------------------------------------------------------------------------------------
 Total distributions to shareholders                                          (22,558,843)     (34,582,438)
-----------------------------------------------------------------------------------------------------------
Capital share transactions
Proceeds from shares sold                                                      65,085,209      101,411,115
Payments for shares redeemed                                                 (118,085,204)     (91,086,308)
Net asset value of shares issued in reinvestment of distributions              20,184,450       30,894,379
-----------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from capital share
 transactions                                                                 (32,815,545)      41,219,186
-----------------------------------------------------------------------------------------------------------
  Total increase in net assets                                                  5,266,643       74,925,751
-----------------------------------------------------------------------------------------------------------
Net assets:
Beginning of period                                                           491,609,818      416,684,067
-----------------------------------------------------------------------------------------------------------
End of period [including undistributed net investment income as follows:
1996--$85,978 and 1995--$478,981]                                           $ 496,876,461     $491,609,818
===========================================================================================================

See Notes to Financial Statements.

PAGE 17
------------------------------------

NOTES TO FINANCIAL STATEMENTS

(1.) Significant Accounting Policies

Keystone Strategic Growth Fund (K-2) (the "Fund") is a Pennsylvania common law trust for which Keystone Management, Inc. ("KMI") is the Investment Manager and Keystone Investment Management Company ("Keystone") is the Investment Adviser. Keystone is a wholly owned subsidiary of Keystone Investments, Inc. ("KII") and KMI is, in turn, a wholly-owned subsidiary of Keystone. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end investment company. The Fund's investment objective is to provide shareholders with growth of capital.

  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Fund.

A. Valuation of Securities

Investments are usually valued at the closing sales price, or, in the absence of sales and for over-the- counter securities, the mean of the bid and asked prices. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.

  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value. Short-term securities with greater than 60 days to maturity are valued at market value.

B. Repurchase Agreements

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with certain other Keystone funds, may transfer uninvested cash balances into a joint trading account. These balances are invested in one or more repurchase agreements that are fully collateralized by U.S. Treasury and/or Federal Agency obligations.

  Securities pledged as collateral for repurchase agreements are held by the custodian on the Fund's behalf. The Fund monitors the adequacy of the collateral daily and will require the seller to provide additional collateral in the event the market value of the securities pledged falls below the carrying value of the repurchase agreement.

C. Foreign Currency

The books and records of the Fund are maintained in United States (U.S.) dollars. Foreign currency amounts are translated into U.S. dollars as follows: market value of investments, assets and liabilities at the daily rate of exchange; purchases and sales of investments, income and expenses at the rate of exchange prevailing on the respective dates of such transactions. Net unrealized foreign exchange gain (loss) resulting from changes in foreign currency exchange rates is a component of net unrealized appreciation (depreciation) on investments and foreign currency related transactions. Net realized foreign currency gains and losses resulting from changes in exchange rates include foreign currency gains and losses between trade date and settlement date on investment securities transactions, foreign currency transactions and the difference between the amounts of interest and dividends recorded on the books of the Fund and the amount actually received. The portion of foreign currency gains and losses related to fluctuations in exchange rates between the initial purchase trade date and subsequent

PAGE 18
------------------------------------
Keystone Strategic Growth Fund (K-2)

sale trade date is included in realized gain (loss) on foreign currency related transactions.

D. Forward Foreign Currency Exchange Contracts

The Fund may enter into forward foreign currency exchange contracts ("forward contracts") to settle portfolio purchases and sales of securities denominated in a foreign currency and to hedge certain foreign currency assets or liabilities. Forward contracts are recorded at the forward rate and are marked-to-market daily. Realized gains and losses arising from such transactions are included in net realized gain (loss) on foreign currency related transactions. The Fund bears the risk of an unfavorable change in the foreign currency exchange rate underlying the forward contract and is subject to the credit risk that the other party will not fulfill their obligations under the contract. Forward contracts involve elements of market risk in excess of the amount reflected in the statement of assets and liabilities.

E. Security Transactions and Investment Income

Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums. Dividend income is recorded on the ex-dividend date.

F. Federal Income Taxes

The Fund has qualified and intends to qualify in the future as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund is relieved of any federal income tax liability by distributing all of its net taxable investment income and net taxable capital gains, if any, to its shareholders. The Fund also intends to avoid excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income tax is required.

G. Distributions

The Fund distributes net investment income and net capital gains, if any, at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.

Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to the differing treatment of foreign currency gains and losses and the classification of short term capital gains for book and tax purposes.

(2.) Capital Share Transactions

The Fund's Restatement of Trust Agreement authorizes the issuance of an unlimited number of shares of beneficial interest with a par value of $1.00. Transactions in shares of the Fund were as follows:

                                         Year Ended October 31,
                                      -----------------------------
                                          1996            1995
-------------------------------------------------------------------
Shares sold                             8,012,349       13,738,533
Shares redeemed                       (14,456,998)     (11,918,556)
Shares issued in reinvestment of
distributions                           2,591,072        3,996,685
-------------------------------------------------------------------
Net increase/(decrease)                (3,853,577)       5,816,662
===================================================================

(3.) Securities Transactions

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities and U.S. government securities) for the year ended October 31, 1996, were $744,597,577 and $824,803,255, respectively.

(4.) Distribution Plan

The Fund bears some of the costs of selling its shares under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act. Under the

PAGE 19
------------------------------------


Plan, the Fund pays its principal underwriter, Keystone Investment Distributors Company ("KIDC"), a wholly-owned subsidiary of Keystone, amounts that are calculated and paid daily.

  Under the Plan, the Fund pays a distribution fee, which may not exceed 1.00% of the Fund's average daily net assets. Of that amount, 0.75% is used to pay distribution expenses and 0.25% may be used to pay service fees.

  The Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares of the Fund. However, after the termination of the Plan, at the discretion of the Board of Trustees, payments to KIDC may continue as compensation for its services that had been earned while the Plan was in effect.

  KIDC intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. KIDC intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits.

  Contingent deferred sales charges paid by redeeming shareholders may be paid to KIDC.

(5.) Investment Management Agreement and Other Affiliated Transactions

Under the terms of the Investment Management Agreement between KMI and the Fund, KMI provides investment management and administrative services to the Fund. In return, KMI is paid a management fee, computed and paid daily, at an amount determined by applying percentage rates starting at 0.70% and declining as net assets increase to 0.35% per annum, to the average daily net asset value of the Fund.

  KMI has entered into an Investment Advisory Agreement with Keystone under which Keystone provides investment advisory and management services to the Fund. In return for its services, Keystone receives an annual fee equal to 85% of the management fee received by KMI.

  During the year ended October 31, 1996, the Fund paid or accrued $24,446 to Keystone for certain accounting services. The Fund paid or accrued $1,227,881 to Keystone Investor Resource Center, Inc., a wholly-owned subsidiary of Keystone, for services rendered as the Fund's transfer and dividend disbursing agent.

  Certain officers and/or Directors of Keystone are also officers and/or Trustees of the Fund. Officers of Keystone and affiliated Trustees receive no compensation directly from the Fund.

(6.) Expense Offset Arrangement

The Fund has entered into an expense offset arrangement with its custodian. For the year ended October 31, 1996, the Fund incurred total custody fees of $270,162 and received a credit of $44,293 pursuant to this expense offset arrangement, resulting in a net custody expense of $225,869. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

(7.) Distributions to Shareholders

A capital gain distribution of $1.04 per share was declared payable on November 27, 1996 to shareholders of record November 25, 1996. The capital gain distribution consists of $0.94 per share long-term and $0.10 per share short-term. This distribution is not reflected in the accompanying financial statements.

PAGE 20
------------------------------------
Keystone Strategic Growth Fund (K-2)


(8.) Agreement and Plan of Acquisition

On September 6, 1996, KII entered into an Agreement and Plan of Acquisition and Merger with First Union Corporation ("First Union"), First Union National Bank of North Carolina ("FUNB-NC") and certain other parties pursuant to which KII will be merged with and into a wholly-owned subsidiary of FUNB-NC. Subject to the receipt of required regulatory and shareholder approvals, the proposed merger is expected to take place in December 1996.

===============================================================================
FEDERAL TAX STATUS--FISCAL 1996 DISTRIBUTIONS (Unaudited)

 For the fiscal year ended October 31, 1996 a capital gain distribution of $0.36 per share and an income distribution of $0.01 per share was paid. Of the capital gain distribution $0.19 is considered long term and $0.17 is considered short term. The distribution is taxable to shareholders in the year in which received by them or credited to their accounts.

  In January 1997, we will send you complete information on the distributions paid during the calendar year to help you in completing your federal tax return.

PAGE 21
------------------------------------

INDEPENDENT AUDITORS' REPORT

The Trustees and Shareholders
Keystone Strategic Growth Fund (K-2)

We have audited the accompanying statement of assets and liabilities of Keystone Strategic Growth Fund (K-2) including the schedule of investments, as of October 31, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Strategic Growth Fund (K-2) as of October 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended in conformity with generally accepted accounting principles.

                                                      KPMG Peat Marwick LLP

Boston, Massachusetts
November 29, 1996

PAGE 22
------------------------------------
Keystone Strategic Growth Fund (K-2)


                               Keystone's Services
                                for Shareholders

 KEYSTONE AUTOMATED RESPONSE LINE (KARL)--Receive up-to-date account information on your balance, last transaction and recent Fund distribution. You may also process transactions such as investments, redemptions and exchanges using a touch-tone telephone as well as receive quotes on price, yield, and total return of your Keystone Fund. Call toll-free, 1-800-346-3858.

  EASY ACCESS TO INFORMATION ON YOUR ACCOUNT--Information about your Keystone account is available 24 hours a day through KARL. To speak with a Shareholder Services representative about your account, call toll-free 1-800-343-2898 between 8:00 A.M. and 6:00 P.M. Eastern time. Retirement Plan investors should call 1-800-247-4075.

  ADDITIONS TO YOUR ACCOUNT--You can buy additional shares for your account at any time, with no minimum additional investment.

  REINVESTMENT OF DISTRIBUTIONS--You can compound the return on your investment by automatically reinvesting your Fund's distributions at net asset value with no sales charge.

  EXCHANGE PRIVILEGE--You may move your money among funds in the same Keystone family quickly and easily for a nominal service fee. KARL gives you the added ability to move your money any time of day, any day of the week. Keystone offers a variety of funds with different investment objectives for your changing investment needs.

  ELECTRONIC FUNDS TRANSFER (EFT)-- Referred to as the "paper-less transaction," EFT allows you to take advantage of a variety of preauthorized account transactions, including automatic monthly investments and systematic monthly or quarterly withdrawals. EFT is a quick, safe and accurate way to move money between your bank account and your Keystone account.

  CHECK WRITING--Shareholders of Keystone Liquid Trust may exercise the check writing privilege to draw from their accounts.

  EASY REDEMPTION--KARL makes redemption services available to you 24 hours a day, every day of the year. The amount you receive may be more or less than your original account value depending on the value of fund shares at time of redemption.

  RETIREMENT PLANS--Keystone offers a full range of retirement plans, including IRA, SEP-IRA, profit sharing, money purchase, and defined contribution plans. For more information, please call Retirement Plan Services, toll-free at 1-800-247-4075.

  Keystone is committed to providing you with quality, responsive account service. We will do our best to assist you and your financial adviser in carrying out your investment plans.

Page 1
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)
Seeks growth of capital from mid-cap stocks.

Dear Shareholder:

We are writing to report to you on the performance of Keystone Mid-Cap Growth Fund (S-3) for the twelve-month period which ended August 31, 1996. Following our letter we have included a discussion with your Fund's manager and Complete financial information.

Performance

For the twelve-month period, your Fund produced a return of 10.07%, which nearly matched the 11.87% return of its benchmark, the Standard & Poor's 400 Mid-Cap Index.

  These returns reflect the positive performance of the markets and our careful stock selection during the twelve-month period. Your Fund's returns were particularly attractive during the first nine months of the period when mid-cap growth stocks recorded strong performance.

  The market was led by stocks of large, high quality companies. Strong corporate earnings, relatively low interest rates, and controlled inflation sent stocks to new highs in 1996. However, concerns over the sustainability of earnings growth rates in a higher interest rate environment mounted in the Spring of 1996. Stocks declined in response during June and July, with small and medium market capitalization issues experiencing steeper declines than large-cap issues. The declines were short-lived, as indications of slower economic growth appeared and stocks rallied in August and September. Although selected stocks recovered, this was a period of readjustment for some mid-cap stocks.

Individual stock selection

In selecting stocks for the portfolio, we seek high-quality medium-sized companies that we believe have attractive and consistent earnings growth rates. We attempt to identify businesses with well-established products, services and management teams. Many of these companies are still in the accelerated growth phase of their life cycle and offer the potential for continued strong growth. By investing in mid-cap growth stocks, your Fund seeks to offer greater growth potential than investing solely in large company stocks, and more consistent performance than investing only in small company stocks.

Our outlook

We are expecting the favorable economic fundamentals of 1996 to continue into 1997. However, the stronger-than-expected economic growth of the first half of 1996 has already begun to show signs of slowing to more moderate levels. Inflation should remain under control, despite some wage pressures, which should allow interest rates to remain relatively stable.

  For investors with long-term goals, we continue to believe that stocks offer the best potential returns. However, we are now in the sixth year of a stock market rally--the longest since the end of World War II. While we have a favorable outlook for next year, history has shown that strong performance does not persist indefinitely. Stocks periodically experience price declines. We witnessed this type of "correction" in June and July, followed by a recovery in August. With this in mind, we encourage you to keep the above average stock market returns of the last few years in perspective.


  We are pleased to inform you that Keystone has agreed to be acquired by First Union Corporation. The acquisition is subject to a number of conditions, including approvals of investment advisory agreements with Keystone
                                --Continued--

Page 2
-----------------------------------------------------------------------------
by fund shareholders. First Union is a financial services firm based in Charlotte, North Carolina. It is the nation's sixth largest bank holding company with assets of approximately $140 billion. First Union, through its wholly-owned subsidiary Evergreen Asset Management Corp., manages more than $16 billion in 36 mutual funds. Keystone will remain a separate entity after its acquisition and will continue to provide investment advisory and management services to the Fund. We believe First Union's acquisition of Keystone should strengthen the investment management services we provide to you.

  We appreciate your continued support of Keystone Mid-Cap Growth Fund (S-3). If you have any questions or comments about your investment, please feel free to write to us.

Sincerely,

/s/ Albert H. Elfner, III

Albert H. Elfner, III
Chairman and President
Keystone Investments, Inc.

/s/ George Bissell
George S. Bissell
Chairman of the Board
Keystone Funds
                                       (Photos of Albert H. Elfner, III
                                            and George S. Bissell)
                                   Albert H. Elfner, III George S. Bissell

October 1996

(Dalbar logo)
Dalbar Key Honors

Honoring Commitment to Excellence

Keystone was recently recognized by Dalbar, an independent mutual fund rating organization, for demonstrating a commitment to serving the needs of customers. The award is intended to distinguish companies who are committed to investors and have a proven ability to provide good service.

Keystone Investment Insight Line for Shareholders

Now you can keep up-to-date on your fund's current strategy and outlook by calling Keystone Investment Insight Line. You can hear Keystone portfolio managers discuss their latest strategies, or listen to Keystone's overall market outlook from James McCall, chief investment officer. Of course, your financial adviser can provide you with more complete information on Keystone funds. This service is available 24 hours a day, seven days a week and updated at least monthly.

Keystone Investment Insight Line1-800-346-3858, Press 2 after the greeting

                                                       (Graphic of telephone)

Page 3
-----------------------------------------------------------------------------
                              A Discussion With
                              Your Fund Manager

                         (Photo of Margery C. Parker)

             Margery C. Parker is portfolio manager of your Fund and Keystone Global Opportunities Fund. Ms. Parker has more than
         15 years of investment management experience. She holds a BA from Wellesley College and an MBA from Babson College.
          Together with senior portfolio manager Maureen Cullinane,
      head of Keystone's growth stock group, she selects mid-cap stocks for your Fund.

Q   What was the economic environment like?

A This was a favorable environment for medium market capitalization (mid-cap) stocks for most of the twelve-month period. At the end of 1995, economic growth was moderate, inflation was contained, and interest rates had declined. At the beginning of 1996, this environment changed. While stock prices generally rose, they fluctuated broadly during the period as virtually every new economic report triggered a debate over growth and inflation and whether or not the Federal Reserve Board would raise interest rates.

Q   In relation to other types of stocks, how did mid-cap stocks perform?

A Mid-cap stocks provided attractive returns, but lagged the large-cap Standard and Poor's 500 Index (S&P 500) for the twelve-month period which ended August 31, 1996. However, we believe that mid-cap stocks have greater growth potential than many large-cap stocks. In addition, mid-cap stocks generally do not carry the risks and price volatility associated with small-cap stocks, which experienced sharp price declines this summer. This correction effected most all stocks, and we believe it helped to wring out the excesses of the market, bringing stock prices down to more reasonable levels.

Q   What is the attraction of mid-cap stocks for investors?

A In a few words: attractive growth with lower price volatility. Historically, mid-capitalization stocks have tended to exhibit higher growth rates than larger-cap stocks, such as those in the S&P 500. They also generally have provided more consistent earnings than smaller companies. We define mid-cap as stocks of companies with market capitalizations generally between $750 million and $3 billion. A stock's market capitalization is determined by multiplying its current price by the number of shares outstanding.

Fund Profile
Objective: Seeks growth of capital from mid-cap stocks.
Commencement of investment operations: September 11, 1935
Number of stocks: 76
Net assets: $285 million
Newspaper listing: "MidCapS3"

Page 4
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

Your Fund Invests In . . .
(bullet) Dynamic companies with earnings growth rates of 20% or more
(bullet) Companies with strong management, a leading market position, and a solid balance sheet
(bullet) Primarily medium-sized companies with market capitalizations between
         $750 million and $3 billion
(bullet) U.S. stocks and stocks of established foreign companies

Q   How do you decide where to invest?

A In managing your Fund, we pursue a disciplined approach to investing that begins with a detailed analysis of the economy, industry trends and the business cycle. We consider the effects of economic growth, interest rates, stock price changes and other measures in our evaluation. Through this process, we seek to uncover attractive areas for further investigation.

  We then conduct individual company research, focusing on a company's management, financials, product line, and potential to grow earnings at 20% or more a year. We seek to invest in a diverse group of companies that have a strong earnings growth records. We conduct extensive analysis on the company's financial condition including projections for earnings, profits, and revenues. We also believe it is important to be in frequent contact with company managements to determine if the company will live up to our expectations.

Q   What companies were you attracted to during the twelve-month period?

A We emphasized a number of companies that fell into the category of business services. These companies accounted for 12.9% of net assets as of August 31, 1996. This is not an economic sector, per se. It is a group of unique companies with specialized products and services. These companies often have limited competition and are less dependent on the direction of the economy than other types of businesses. Typically these companies expand their business through aggressive selling, opening new geographical territories, or by acquiring smaller firms. This is an eclectic group. One example is G&K Services, a company that supplies uniforms to a number of businesses in the Midwest. Uniform companies tend to be small "mom and pop" operations, and G&K is expanding its business by purchasing some of these smaller concerns.

Q   Energy services companies represented 5.2% of net assets on August 31,
1996. What was attractive here?

A Energy services companies, which are listed as 'oil services' in the Schedule of Investments beginning on page 9, support the drilling activities of the energy industry. They may supply oil rigs, tool bits, boats, pumping equipment or seismology services. Many of these companies undertook major restructuring programs over the last several years. Their managements have become more aggressive and they have increased productivity. In addition, demand for their expertise has increased. This is because, after several years of overcapacity, demand for energy has increased. In order to rebuild inventories, the major oil companies have been enlisting the help of energy services firms. Some of these companies we held in the portfolio include Diamond Offshore, BJ Services, and Tidewater.

Top 5 Industries
as of August 31, 1996


                                            Percentage of
Industry                                    net assets
------------------------------------------------------------
Business services                                 12.9
------------------------------------------------------------
Finance                                           10.7
------------------------------------------------------------
Retail                                             8.2
------------------------------------------------------------
Software services                                  6.1
------------------------------------------------------------
Oil services                                       5.2
------------------------------------------------------------

Page 5
-----------------------------------------------------------------------------
Top 10 Holdings
as of August 31, 1996

                                                                Percentage of
Stock                                Industry                   net assets
-----------------------------------------------------------------------------
PETsMART                             Retail                            2.3
-----------------------------------------------------------------------------
U.S. Filter                          Business services                 2.2
-----------------------------------------------------------------------------
HFS                                  Amusements                        2.1
-----------------------------------------------------------------------------
BMC Software                         Software services                 2.1
-----------------------------------------------------------------------------
Louisiana Land & Exploration         Oil services                      2.0
-----------------------------------------------------------------------------
TCF Financial                        Finance                           2.0
-----------------------------------------------------------------------------
Cardinal Health                      Health care services              1.9
-----------------------------------------------------------------------------
USA Waste Services                   Business services                 1.9
-----------------------------------------------------------------------------
Staples                              Retail                            1.8
-----------------------------------------------------------------------------
Gentex                               Automotive                        1.7
-----------------------------------------------------------------------------


Q   The financial sector has been an important part of the portfolio for several years. What did you find attractive among financial stocks?

A Many of these companies have been benefitting from a consolidation in the industry. Banks in particular are attempting to lower internal costs, expand their franchises, and to reach a size where they can be more competitive in a deregulated environment. One way that many financial institutions are accomplishing this is through mergers with or acquisitions of other financial institutions.

  We have maintained many of the same financial stocks in the portfolio over the twelve-month period. As of August 31, 1996, these holdings represented 10.7% of net assets. In the Northeast, Bank of Boston acquired BayBank and South Boston Savings Bank. Washington Mutual, a bank in Washington state recently acquired a financial institution in California. With this acquisition, Washington Mutual expanded into a new market. TCF Financial, a Midwestern bank, has carved out a niche market for itself. It caters to customers at the lower end of the retail banking market. Through an extensive branch network, TCF provides a complete spectrum of financial services, including checking accounts, savings accounts, mortgages, and investment services. Another company that has benefitted from the growth in the financial services industry is BISYS Group. As an outsourcing provider, BISYS supplies financial services firms with transaction processing, recordkeeping, and other administrative services.

Q   Retail stocks were among the Fund's top industry sectors. After several years in the doldrums, did retail stocks come into favor?

A It has been a mixed bag for retailers. However, we have continued to focus on individual specialty retailers that we believe have had solid financial results and good growth rates. At 8.2% of net assets as of August 31, 1996, retailers were the Fund's third largest industry weighting. Two companies we found particularly attractive were PETsMART, a top ten holding, and Kohls. PETsMART is a national pet supply chain of superstores. It is expanding its business to include veterinary services and equine products and services. We believe PETsMART has the potential to continue its rapid growth rate. Kohls is a high quality Midwest department store. It is planning an expansion into the Northeast.

Q   What is your outlook for mid-cap stocks?

A We believe the combination of moderate economic growth and relatively low interest rates and inflation should continue to provide a positive investment environment for growth stocks. In the months ahead, we will continue to stay with our investment strategy of searching for high quality growth companies that we believe can provide the Fund with capital appreciation over the long term.


                                   (diamond)

                      This column is intended to answer
              questions about your Fund. If you have a question
                  you would like answered, please write to:
                   Keystone Investment Distributors Company
                 Attn: Shareholder Communications, 22nd Floor
                             200 Berkeley Street,
                      Boston, Massachusetts 02116-5034.

Page 6
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

Your Fund's Performance

--------------------------------------------------------------------------------
[PLOT POINTS FOR MOUNTAIN CHART]


Growth of an investment in
Keystone Mid-Cap Growth Fund (S-3)

8/86  10000 10000
      10334 13124
8/88  6806  10526
      8904  14055
8/90  7502  12539
      9209  16478
8/92  8561  16694
      9457  19917
8/94  8942  20158
      8789  24475
8/96  8723  26940

A $10,000 investment in Keystone Mid-Cap Growth Fund (S-3) made on August 31, 1986 with all distributions reinvested was worth
$26,940 on August 31, 1996. Past performance is no guarantee of future results.
--------------------------------------------------------------------------------


There is no sales charge when you buy Fund shares. The Fund currently imposes a contingent deferred sales charge that declines from 4% to 1% if you redeem shares within four years of purchase. The one- year return reflects the deduction of the 3% contingent deferred sales charge for those investors who sold Fund shares after one calendar year. Investors who retained their fund investment received the one-year return reported in the second column of the table.

Twelve-Month Performance as of August 31, 1996
------------------------------------------------------------------------------

 Total return*                 10.07%
Net asset value    8/31/95     $9.22
                   8/31/96     $9.15
Dividends                      $0.59
Capital gains                  $0.33
*Before deduction of contingent deferred sales charge (CDSC).

Historical Record as of August 31, 1996
------------------------------------------------------------------------------


                                    If you        If you did
Cumulative total returns            redeemed      not redeem
1-year                                  7.09%          10.07%
5-year                                 63.49%          63.49%
10-year                               169.40%         169.40%

Average annual total return
1-year                                  7.09%          10.07%
5-year                                 10.33%          10.33%
10-year                                10.42%          10.42%


  The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.

  You may exchange your shares to another Keystone fund for a $10 fee by contacting Keystone directly. The exchange fee is waived for individual investors who make an exchange using Keystone's Automated Response Line
(KARL). The Fund reserves the right to change or terminate the exchange offer.

Page 7
-----------------------------------------------------------------------------

Growth of an Investment

--------------------------------------------------------------------------------
[PLOT POINTS FOR LINE CHART]

Comparison of change in value of a $10,000 investment in Keystone
Mid-Cap Growth Fund (S-3), the Standard and Poor's 400 MidCap
Index, and the Consumer Price Index.

                                 Fund Average
                             Annual Total Return
                       -------------------------------
                       1 Year      5 Year      10 Year
                       7.09%       10.33%      10.42%


8/86  10000 10000 10000
      13124 12036 10428
8/88  10526 10461 10848
      14055 14748 11358
8/90  12539 13589 11996
      16478 19235 12452
8/92  16694 21263 12844
      19917 26467 13200
8/94  20158 27696 13583
      24475 34181 13938
8/96  26940 37333 14339

Past performance is no guarantee of future results. The one-year return reflects the deduction of the Fund's 3% contingent deferred sales charge for shares held for more than one year.
--------------------------------------------------------------------------------


This chart graphically compares your Fund's total return performance to certain investment indexes. It is the result of fund performance guidelines issued by the Securities and Exchange Commission. The intent is to provide investors with more information about their investment.

Components of the chart

The chart is composed of several lines that represent the accumulated value of an initial $10,000 investment for the period indicated. The lines illustrate a hypothetical investment in:

1. Keystone Mid-Cap Growth Fund (S-3)

The Fund seeks growth of capital from mid-cap stocks. The return is quoted after deducting sales charges (if applicable), fund expenses and transaction costs and assumes reinvestment of all distributions.

2. Standard & Poor's 400 MidCap Index (S&P 400)

The S&P 400 is a broad-based unmanaged index of common stock prices. The index is comprised of stocks of medium-sized U.S. companies. The average market capitalization of the index is $2.8 billion with stocks ranging from approximately $200 million to $6.5 billion.

3. Consumer Price Index (CPI)

This index is a widely recognized measure of the cost of goods and services produced in the U.S. The index contains factors such as prices of services, housing, food, transportation and electricity which are compiled by the U.S. Bureau of Labor Statistics. The CPI is generally considered a valuable benchmark for investors who seek to outperform increases in the cost of living.

  These indexes do not include transaction costs associated with buying and selling securities, and do not hold cash to meet redemptions. Stocks that comprise S&P indexes are selected and compiled by Standard & Poor's Corporation according to criteria that may be unrelated to your Fund's investment objective. It would be difficult for most individual investors to duplicate these indexes.

Understanding what the chart means

  The chart demonstrates your Fund's total return performance in relation to a well known investment index and to increases in the cost of living. It is important to understand what the chart shows and does not show.

  This illustration is useful because it charts Fund and index performance over the same time frame and over a long period. Long-term performance is a more reliable and useful measure of performance than measurements of short-term returns or temporary swings

Page 8
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

in the market. Your financial adviser can help you evaluate fund performance in conjunction with the other important financial considerations such as safety, stability and consistency.

Limitations of the chart

The chart, however, limits the evaluation of Fund performance in several ways. Because the measurement is based on total returns over an extended period of time, the comparison often favors those funds which emphasize capital appreciation when the market is rising. Likewise, when the market is declining, the comparison usually favors those funds which take less risk.

Performance can be distorted

Funds which are more conservative in their orientation and which place an emphasis on capital preservation will tend to compare less favorably when the market is rising. In addition, funds which have income as one of their objectives also will tend to compare less favorably to relevant indexes.

  Indexes may also reflect the performance of some securities which a fund may be prohibited from buying. A bond fund, for example, may be limited to investments in only high quality bonds, or a stock fund may only be able to buy stocks that have been traded on a stock exchange for a minimum number of years or stocks that have a certain market capitalization. Indexes usually do not have the same investment restrictions as your Fund.

Indexes do not include costs of investing

The comparison is further limited in its utility because the indexes do not take into account any deductions for sales charges, transaction costs or other fund expenses. Your Fund's performance figures do reflect such deductions. Sales charges--whether up-front or deferred--pay for the cost of the investment advice of your financial adviser. Transaction costs pay for the costs of buying and selling securities for your Fund's portfolio. Fund expenses pay for the costs of investment management and various shareholder services. None of these costs are reflected in index total returns. The comparison is not completely realistic because an index cannot be duplicated by an investor--even an unmanaged index--without incurring some charges and expenses.

One of several measures

The chart is one of several tools you can use to understand your investment. It should be read in conjunction with the Fund's prospectus, and annual and semiannual reports. Also, your financial adviser, who understands your personal financial situation, can best explain the features of your Keystone fund and how it applies to your financial needs.

Future returns may be different

Shareholders also should be mindful that the long-run performance of either the Fund or the indexes is not representative of what shareholders should expect to receive from their Fund investment in the future; it is presented to illustrate only past performance and is not a guarantee of future returns.

Page 9
-----------------------------------------------------------------------------

SCHEDULE OF INVESTMENTS--August 31, 1996                       Market
                                             Shares            Value
--------------------------------------------------------------------------

COMMON STOCKS (88.4%)
ADVERTISING & PUBLISHING (1.5%)
 Clear Channel Communications, Inc. (a)       53,800         $4,431,775
--------------------------------------------------------------------------
AEROSPACE (1.3%)
 Rohr Industries, Inc. (a)                   175,900          3,671,913
--------------------------------------------------------------------------
AIR TRANSPORTATION (0.2%)
 America West Airlines, Inc.,
  Class B (a)                                 35,300            472,138
--------------------------------------------------------------------------
AMUSEMENTS (4.2%)
 Electronic Arts (a)                          80,000          2,480,000
 HFS, Inc. (a)                               100,000          5,987,500
 MGM Grand, Inc. (a)                          90,000          3,397,500
--------------------------------------------------------------------------
                                                             11,865,000
--------------------------------------------------------------------------
AUTOMOTIVE (3.4%)
 Danaher Corp.                               115,000          4,772,500
 Gentex Corp. (a)                            203,400          4,907,025
--------------------------------------------------------------------------
                                                              9,679,525
--------------------------------------------------------------------------
BUILDING MATERIALS (2.5%)
 Fastenal Co.                                 85,000          3,984,375
 Oakwood Homes Corp.                         130,000          3,055,000
--------------------------------------------------------------------------
                                                              7,039,375
--------------------------------------------------------------------------
BUSINESS SERVICES (12.9%)
 Alternative Resource Corp. (a)              120,000          4,350,000
 G & K Services, Inc., Class A               150,000          4,500,000
 Molten Metal Technology, Inc. (a)           109,900          3,365,687
 Paychex, Inc.                                21,900          1,177,125
 Thermedics, Inc. (a)                        130,000          3,542,500
 Thermo Electron Corp.                       123,000          4,873,875
 US Filter Corp. (a)                         240,900          6,293,513
 USA Waste Services, Inc. (a)                200,000          5,500,000
 Viking Office Products, Inc. (a)            130,000          3,363,750
--------------------------------------------------------------------------
                                                             36,966,450
--------------------------------------------------------------------------
CAPITAL GOODS (1.2%)
 Industrie Natuzzi SP ADR                     68,300          3,449,150
--------------------------------------------------------------------------
CHEMICALS (2.6%)
 Hanna M.A. Co.                              180,000         $3,915,000
 OM Group, Inc.                               95,000          3,610,000
--------------------------------------------------------------------------
                                                              7,525,000
--------------------------------------------------------------------------
CONSUMER GOODS (1.2%)
 CUC International, Inc. (a)                 100,000          3,437,500
--------------------------------------------------------------------------
DIVERSIFIED COMPANIES (0.7%)
 Diebold, Inc.                                40,000          2,055,000
--------------------------------------------------------------------------
DRUGS (2.9%)
 Amylin Pharmaceuticals, Inc. (a)            300,000          3,206,250
 Gilead Sciences, Inc. (a)                   121,400          2,974,300
 Guidant Corp.                                40,000          2,030,000
--------------------------------------------------------------------------
                                                              8,210,550
--------------------------------------------------------------------------
ELECTRONICS PRODUCTS (1.3%)
Analog Devices, Inc. (a)                     150,000          3,618,750
--------------------------------------------------------------------------
FINANCE (9.3%)
 Bank of Boston Corp.                         69,600          3,671,400
 BISYS Group, Inc. (a)                       120,000          4,312,500
 First USA Paymentech, Inc. (a)               77,000          2,906,750
 Greenpoint Financial Corp.                  110,000          3,918,750
 Northern Trust Corp.                         45,000          2,961,562
 TCF Financial Corp.                         149,300          5,580,088
 Washington Mutual, Inc.                      90,000          3,262,500
--------------------------------------------------------------------------
                                                             26,613,550
--------------------------------------------------------------------------
FOODS (2.0%)
 PanAmerican Beverages, Inc., Class A         75,000          3,168,750
 Richfood Holdings, Inc.                      70,000          2,642,500
--------------------------------------------------------------------------
                                                              5,811,250
--------------------------------------------------------------------------
HEALTHCARE SERVICES (4.7%)
 Cardinal Health, Inc.                        75,000          5,503,125
 IDEXX Laboratories, Inc. (a)                 86,500          3,384,313
 Lifecore Biomedical, Inc. (a)               185,000          3,422,500
 Medaphis Corp. (a)                           89,000          1,134,750
--------------------------------------------------------------------------
                                                             13,444,688
--------------------------------------------------------------------------
INSURANCE (1.3%)
 SunAmerica, Inc.                             55,000          3,746,875

Page 10
---------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

SCHEDULE OF INVESTMENTS--August 31, 1996
                                                               Market
                                             Shares            Value
---------------------------------------------------------------------------
METALS & MINING (1.4%)
  UCAR International, Inc. (a)                 100,000       $3,900,000
  -------------------------------------------------------------------------
NATURAL GAS (2.7%)
  CMS Energy Corp.                              65,000        1,941,875
  Louisiana Land & Exploration Co.             100,000        5,687,500
  -------------------------------------------------------------------------
                                                              7,629,375
  -------------------------------------------------------------------------
OFFICE & BUSINESS EQUIPMENT (1.6%)
  EMC Corp. (a)                                144,800        2,787,400
  Synopsys, Inc. (a)                            44,500        1,693,781
  -------------------------------------------------------------------------
                                                              4,481,181
  -------------------------------------------------------------------------
OIL SERVICES (5.2%)
  BJ Services Co. (a)                          104,000        3,913,000
  Diamond Offshore Drilling, Inc. (a)           42,000        2,142,000
  Tidewater, Inc.                              125,000        4,796,875
  Weatherford Enterra, Inc. (a)                135,000        3,881,250
  -------------------------------------------------------------------------
                                                             14,733,125
  -------------------------------------------------------------------------
PAPER & PACKAGING (2.4%)
  Temple Inland, Inc.                           60,000        2,962,500
  Willamette Industries, Inc.                   64,000        3,976,000
  -------------------------------------------------------------------------
                                                              6,938,500
  -------------------------------------------------------------------------
RETAIL (8.2%)
  Autozone, Inc. (a)                            80,000        2,180,000
  Global Directmail Corp. (a)                   75,000        3,393,750
  Kohls Corp. (a)                               80,000        3,040,000
  PETsMART, Inc. (a)                           240,600        6,586,425
  Staples, Inc. (a)                            263,750        5,225,546
  Tiffany & Co.                                 84,600        2,950,425
  -------------------------------------------------------------------------
                                                             23,376,146
  -------------------------------------------------------------------------

SOFTWARE SERVICES (6.1%)
  America Online, Inc. (a)                      82,100        2,488,656
  BMC Software, Inc. (a)                        80,000        5,980,000
  Informix Corp. (a)                           100,700        2,272,043
  Intuit (a)                                    75,000        2,765,625
  McAfee Associates, Inc. (a)                   10,600          634,675
SOFTWARE SERVICES -- CONTINUED
  Parametric Technology Corp. (a)               60,300       $2,736,113
  Transaction System Architects, Inc.,
   Class A (a)                                  14,200          438,425
  -------------------------------------------------------------------------
                                                             17,315,537
  -------------------------------------------------------------------------
TELECOMMUNICATIONS (4.6%)
  Brooks Fiber Properties, Inc. (a)             93,000        2,801,625
  Heartland Wireless Communications,
   Inc. (a)                                    135,000        2,835,000
  Tellabs, Inc. (a)                             75,000        4,753,125
  Winstar Communications, Inc. (a)             141,500        2,723,875
---------------------------------------------------------------------------
                                                             13,113,625
---------------------------------------------------------------------------
UTILITIES (3.0%)
  Allegheny Power Systems, Inc.                120,000        3,555,000
  Compania Bolivia de Energia ADR                9,500          408,500
  Hawaiian Electric Industries, Inc.            65,000        2,266,875
  Teco Energy, Inc.                            100,000        2,387,500
---------------------------------------------------------------------------
                                                              8,617,875
---------------------------------------------------------------------------
TOTAL COMMON STOCKS
 (Cost--$226,220,239)                                       252,143,853
===========================================================================

PREFERRED STOCKS (1.4%)
FINANCE (1.4%)
  Banco Bradesco S.A.                      256,350,000        2,168,825
  Banco Itau S.A.                            4,134,400        1,700,127
---------------------------------------------------------------------------
TOTAL PREFERRED STOCKS
(COST--$3,530,687)                                            3,868,952
===========================================================================

                                            Maturity
                                              Value
---------------------------------------------------------------------------
SHORT-TERM INVESTMENTS (9.4%)
REPURCHASE AGREEMENTS (9.4%)
  Investment in repurchase agreements,
   in a joint trading account
   purchased 8/30/96, 5.243%, maturing
   9/03/96 (b)                             $27,011,728       26,996,000
===========================================================================

Page 11
---------------------------------------------------------------------------

SCHEDULE OF INVESTMENTS--August 31, 1996
                                               Market
                                                Value
 --------------------------------------------------------
TOTAL SHORT-TERM INVESTMENTS
 (Cost--$26,996,000)                          $26,996,000
=========================================================

TOTAL INVESTMENTS
  (Cost--$256,746,926)                        283,008,805
   ------------------------------------------------------
OTHER ASSETS AND LIABILITIES--NET
 (0.8%)                                         2,365,503
   ------------------------------------------------------
NET ASSETS (100%)                            $285,374,308
   ------------------------------------------------------

(a) Non-income-producing security.

(b) The repurchase agreements are fully collateralized by U.S. government and/or agency obligations based on market prices at August 31, 1996.

(c) The cost of investments for federal income tax purposes amounted to $256,746,926.
    Gross unrealized appreciation and depreciation of investments, based on identified tax cost, at August 31, 1996 are as follows:


    Gross unrealized
    appreciation                      $36,278,383
    Gross unrealized
    depreciation                      (10,016,504)
                                       ---------
    Net unrealized
    appreciation                      $26,261,879
                                       =========

Legend of Portfolio Abbreviations:
ADR--American Depository Receipt

Page 12
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout each year)

                                                                 Year Ended August 31,
                                        -----------------------------------------------------------------------
                                            1996           1995       1994        1993       1992        1991
 --------------------------------------------------------------------------------------------------------------
Net asset value beginning of year            $9.22          $9.38      $9.92       $8.98      $9.66       $7.87
 --------------------------------------------------------------------------------------------------------------
Income from investment operations
Net investment income (loss)                 (0.09)          0.04       0.02       (0.02)     (0.01)       0.05
Net realized and unrealized gain
 (loss) on investments and foreign
 currency related transactions                0.94           1.72       0.09        1.69       0.10        2.23
 --------------------------------------------------------------------------------------------------------------
Total from investment operations              0.85           1.76       0.11        1.67       0.09        2.28
 --------------------------------------------------------------------------------------------------------------
Less distributions from
Net investment income                        (0.39)         (0.04)     (0.02)       0.00      (0.03)      (0.08)
In excess of net investment income           (0.20)         (0.02)     (0.01)       0.00      (0.05)       0.00
Net realized gain on investments             (0.33)         (1.72)     (0.57)      (0.73)     (0.69)      (0.41)
In excess of net realized gain on
 investments                                  0.00          (0.14)      0.00        0.00       0.00        0.00
Tax basis return of capital                   0.00           0.00      (0.05)       0.00       0.00        0.00
 --------------------------------------------------------------------------------------------------------------
Total distributions                          (0.92)         (1.92)     (0.65)      (0.73)     (0.77)      (0.49)
 --------------------------------------------------------------------------------------------------------------
Net asset value end of year                  $9.15          $9.22      $9.38       $9.92      $8.98       $9.66
===============================================================================================================
Total return (a)                             10.07%         21.42%      1.21%      19.31%      1.31%      31.42%
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                               1.74%(b)       1.32%      1.35%       1.74%      1.69%       1.47%
 Net investment income (loss)                (0.78%)         0.43%      0.16%      (0.21%)    (0.12%)      0.74%
Portfolio turnover rate                        158%           172%        58%         69%        99%         66%
Average commissions rate paid              $0.0053            N/A        N/A         N/A        N/A         N/A
 --------------------------------------------------------------------------------------------------------------
Net assets end of year (thousands)        $285,374       $276,034   $252,351    $292,965   $262,696    $256,070
 ==============================================================================================================

                                                         Year Ended August 31,
                                           --------------------------------------------------
                                             1990         1989         1988          1987
---------------------------------------------------------------------------------------------
Net asset value beginning of year             $9.34        $7.14       $10.84        $10.49
---------------------------------------------------------------------------------------------
Income from investment operations
Net investment income (loss)                   0.05         0.17         0.12          0.01
Net realized and unrealized gain
 (loss) on investments and foreign
 currency related transactions                (1.02)        2.18        (2.00)         2.41
---------------------------------------------------------------------------------------------
Total from investment operations              (0.97)        2.35        (1.88)         2.42
---------------------------------------------------------------------------------------------
Less distributions from
Net investment income                         (0.25)       (0.12)       (0.16)        (0.14)
In excess of net investment income             0.00         0.00         0.00          0.00
Net realized gain on investments              (0.25)       (0.03)       (1.66)        (1.93)
In excess of net realized gain on
 investments                                   0.00         0.00         0.00          0.00
Tax basis return of capital                    0.00         0.00         0.00          0.00
---------------------------------------------------------------------------------------------
Total distributions                           (0.50)       (0.15)       (1.82)        (2.07)
---------------------------------------------------------------------------------------------
Net asset value end of year                   $7.87        $9.34        $7.14        $10.84
=============================================================================================
Total return (a)                             (10.79%)      33.53%      (19.80%)       31.24%
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                                1.54%        1.50%        1.44%         2.05%
 Net investment income (loss)                  0.93%        2.27%        1.43%         0.08%
Portfolio turnover rate                          65%          65%         117%          118%
Average commissions rate paid                   N/A          N/A          N/A           N/A
---------------------------------------------------------------------------------------------
Net assets end of year (thousands)         $199,881     $280,084     $223,624      $325,105
=============================================================================================


(a) Excluding applicable sales charges.

(b) The expense ratio includes indirectly paid expenses for the year ended August 31, 1996. Excluding indirectly paid expenses, the expense ratio would have been 1.73%.

See Notes to Financial Statements.

Page 13
-----------------------------------------------------------------------------

STATEMENT OF ASSETS AND LIABILITIES
August 31, 1996

Assets

 Investments at market value (identified
  cost--$256,746,926)                                   $283,008,805
 Cash                                                            909
 Receivable for:
  Investments sold                                         4,654,139
  Fund shares sold                                            93,685
  Dividends and interest                                     177,332
Prepaid expenses and other assets                             39,383
 -------------------------------------------------------------------
  Total assets                                           287,974,253
 -------------------------------------------------------------------
Liabilities
 Payable for:
  Investments purchased                                    2,480,366
  Fund shares redeemed                                        43,360
 Other accrued expenses                                       76,219
 -------------------------------------------------------------------
  Total liabilities                                        2,599,945
 -------------------------------------------------------------------
Net assets                                              $285,374,308
 ===================================================================

Net assets represented by (Note 3)
 Paid-in-capital                                        $227,343,435
 Accumulated undistributed net investment income          15,092,027
 Accumulated net realized gain on investment
  transactions                                            16,676,962
 Net unrealized appreciation (depreciation) on
  investments and foreign currency related
  transactions                                            26,261,884
 -------------------------------------------------------------------
  Total net assets                                      $285,374,308
 -------------------------------------------------------------------
Net asset value
  Net assets of $285,374,308 / 31,173,078 shares
  outstanding                                                  $9.15
 ===================================================================


STATEMENT OF OPERATIONS
Year Ended August 31, 1996
Investment income

 Dividends (net of foreign withholding
  tax of $17,982)                                         $1,820,256
 Interest                                                    943,004
--------------------------------------------------------------------
  Total income                                             2,763,260
--------------------------------------------------------------------
Expenses (Notes 4 and 5)
 Management fee                            $1,908,509
 Transfer agent fees                          711,550
 Accounting                                    24,767
 Auditing and legal                            36,250
 Custodian fees                               189,739
 Printing                                      30,409
 Distribution Plan expenses                 2,099,791
 Trustees' fees and expenses                    9,417
 Registration fees                             43,514
 Miscellaneous expenses                        15,881
--------------------------------------------------------------------
  Total expenses                            5,069,827
  Less: Expenses paid indirectly
   (Note 6)                                   (24,378)
---------------------------------------------------------------------
  Net expenses                                              5,045,449
---------------------------------------------------------------------
 Net investment loss                                       (2,282,189)
---------------------------------------------------------------------
Net realized and unrealized gain
 (loss) on investments and foreign
 currency related transactions (Note 3)
 Net realized gain on investments          43,961,482
 Net realized loss on foreign currency
 related transactions                         (87,947)
---------------------------------------------------------------------
 Net realized gain on investments and
  foreign currency related
  transactions                                             43,873,535
---------------------------------------------------------------------
 Net change in unrealized  appreciation
  or depreciation on  investments and
  foreign currency  related
  transactions                                            (13,929,242)
---------------------------------------------------------------------
 Net realized and unrealized gain on
  investments and foreign currency
  related transactions                                     29,944,293
---------------------------------------------------------------------
 Net increase in net assets resulting
  from operations                                         $27,662,104
=====================================================================

Page 14
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

STATEMENTS OF CHANGES IN NET ASSETS                                                   Year Ended August 31,
                                                                                  -----------------------------
                                                                                      1996             1995
 ==============================================================================================================
Operations
  Net investment income (loss)                                                     ($2,282,189)      $1,042,062
  Net realized gain on investments and foreign currency related transactions        43,873,535       52,906,920
  Net change in unrealized appreciation or depreciation on investments and
   foreign currency related transactions                                           (13,929,242)      (3,702,097)
  -------------------------------------------------------------------------------------------------------------
   Net increase in net assets resulting from operations                             27,662,104       50,246,885
  -------------------------------------------------------------------------------------------------------------
Distributions to shareholders from (Note 5)
  Net investment income                                                            (11,703,529)      (1,042,062)
  In excess of net investment income                                                (6,074,672)        (525,125)
  Net realized gain on investment transactions                                      (9,943,735)     (49,683,115)
  -------------------------------------------------------------------------------------------------------------
   Total distributions to shareholders                                             (27,721,936)     (51,250,302)
  -------------------------------------------------------------------------------------------------------------
Capital share transactions (Note 2)
  Proceeds from shares sold                                                         49,458,379       27,462,149
  Payments for shares redeemed                                                     (64,895,935)     (47,931,858)
  Net asset value of shares issued in reinvestment of distributions                 24,837,684       45,156,148
  -------------------------------------------------------------------------------------------------------------
   Net increase in net assets resulting from capital share transactions              9,400,128       24,686,439
  -------------------------------------------------------------------------------------------------------------
    Total increase in net assets                                                     9,340,296       23,683,022
Net assets
  Beginning of year                                                                276,034,012      252,350,990
  -------------------------------------------------------------------------------------------------------------
  End of year [including undistributed net investment income as follows:
   1996--$15,092,027 and 1995--$13,985,718]                                       $285,374,308     $276,034,012
  =============================================================================================================

See Notes to Financial Statements.

Page 15
-----------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

(1.) Significant Accounting Policies

Keystone Mid-Cap Growth Fund (S-3) (the "Fund") is a common law trust for which Keystone Management, Inc. ("KMI") is the Investment Manager and Keystone Investment Management Company ("Keystone") is the Investment Adviser. Keystone is a wholly-owned subsidiary of Keystone Investments, Inc. ("KII") and KMI is in turn a wholly-owned subsidiary of Keystone. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end investment company. The Fund's investment objective is to provide shareholders with growth of capital.

  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Fund.

A. Valuation of Securities

Investments are usually valued at the closing sales price or, in the absence of sales and for over-the-counter securities, the mean of the bid and asked prices. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.

  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value. Short-term securities with greater than 60 days to maturity are valued at market value.

B. Repurchase Agreements

Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with certain other Keystone funds, may transfer uninvested cash balances into a joint trading account. These balances are invested in one or more repurchase agreements that are fully collateralized by U.S. Treasury and/or Federal Agency obligations.

  Securities pledged as collateral for repurchase agreements are held by the custodian on the Fund's behalf. The Fund monitors the adequacy of the collateral daily and will require the seller to provide additional collateral in the event the market value of the securities pledged falls below the carrying value of the repurchase agreement.

C. Foreign Currency

The books and records of the Fund are maintained in United States ("U.S.") dollars. Foreign currency amounts are translated into U.S. dollars as follows: market value of investments, assets and liabilities at the daily rate of exchange; purchases and sales of investments, income and expenses at the rate of exchange prevailing on the respective dates of such transactions. Net unrealized foreign exchange gain (loss) resulting from changes in foreign currency exchange rates is a component of net unrealized appreciation (depreciation) on investments and foreign currency transactions. Net realized foreign currency gains and losses resulting from changes in exchange rates include foreign currency gains and losses between trade date and settlement date on investment securities transactions, foreign currency transactions and the difference between the amounts of interest and dividends recorded on the books of the Fund and the amount actually received. The portion of foreign currency gains and losses related to fluctuations in exchange rates between the initial purchase trade date and sub-

Page 16
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

sequent sale trade date is included in realized gain (loss) on foreign currency transactions.

D. Security Transactions and Investment Income

Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums. Dividend income is recorded on the ex-dividend date.

E. Federal Income Taxes

The Fund has qualified and intends to qualify in the future as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund is relieved of any federal income tax liability by distributing all of its net taxable investment income and net taxable capital gains, if any, to its shareholders. The Fund also intends to avoid excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income tax is required.

F. Distributions

The Fund distributes net investment income and net capital gains, if any, at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.

  Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to differing treatment of short-term gains.

(2.) Capital Share Transactions

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with a par value of $1.00. Transactions in shares of the Fund were as follows:

                        Year ended August 31,
                    ----------------------------
                        1996            1995
 -----------------------------------------------

Shares sold           5,434,642       3,189,451
Shares redeemed      (7,136,623)     (5,383,518)
Shares issued in
 reinvestment of
 distributions        2,946,344       5,233,815
 ----------------    -----------   -------------
Net increase          1,244,363       3,039,748
 ================    ===========   =============

(3.) Securities Transactions

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) for the year ended August 31, 1996, were $434,199,796 and $477,408,817, respectively.

(4.) Distribution Plan

The Fund bears some of the costs of selling its shares under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, the Fund pays its principal underwriter, Keystone Investment Distributors Company ("KIDC"), a wholly-owned subsidiary of Keystone, amounts which are calculated and paid daily.

  Under the Plan, the Fund pays a distribution fee amount which may not exceed 1.00% of the Fund's average daily net assets. Of that amount, 0.75% is used to pay distribution expenses and 0.25% may be used to pay service fees.

  Contingent deferred sales charges paid by redeeming shareholders may be paid to KIDC. During the year ended August 31, 1996, the Fund received $54,272 in contingent deferred sales charges.


  The Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares of the Fund. However, after the termination of the Plan, at the discretion of the Board of Trustees, payments to KIDC may con-

Page 17
-----------------------------------------------------------------------------

tinue as compensation for its services which had been earned while the Plan was in effect.

  KIDC intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. KIDC intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits.

(5.) Investment Management Agreement and Other Affiliated Transactions

Under the terms of the Investment Management Agreement between KMI and the Fund, KMI provides investment management and administrative services to the Fund. In return, KMI is paid a management fee, computed and paid daily, determined by applying percentage rates starting at 0.70% and declining as net assets increase to 0.35% per annum, to the average daily net asset value of the Fund.

  KMI has entered into an Investment Advisory Agreement with Keystone under which Keystone provides investment advisory and management services to the Fund. In return for its services, Keystone receives an annual fee equal to 85% of the management fee received by KMI.

  During the year ended August 31, 1996, the Fund paid or accrued $24,767 to Keystone for certain accounting services. The Fund paid or accrued $711,550 to Keystone Investor Resource Center, Inc., a wholly-owned subsidiary of Keystone, for services rendered as the Fund's transfer and dividend disbursing agent.

  Certain officers and/or Directors of Keystone are also officers and/or Trustees of the Fund. Officers of Keystone and affiliated Trustees receive no compensation directly from the Fund.

(6.) Expense Offset Arrangement

The Fund has entered into an expense offset arrangement with its custodian. For the year ended August 31, 1996, the Fund incurred total custody fees of $189,739 and received a credit of $24,378 pursuant to this expense offset arrangement, resulting in a net custody expense of $165,361. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

(7.) Subsequent Event

On September 6, 1996, Keystone Investments, Inc. entered into an Agreement and Plan of Acquisition and Merger (the "Acquisition") with First Union Corporation and First Union National Bank of North Carolina ("First Union") whereby First Union would acquire all the assets and liabilities of Keystone Investments, Inc. in exchange for shares of First Union. Subject to the receipt of the required regulatory and shareholder approvals, the Acquisition is expected to take place in late December 1996.

Page 18
-----------------------------------------------------------------------------
Keystone Mid-Cap Growth Fund (S-3)

INDEPENDENT AUDITORS' REPORT

The Trustees and Shareholders
Keystone Mid-Cap Growth Fund (S-3)

We have audited the accompanying statement of assets and liabilities of Keystone Mid-Cap Growth Fund (S-3), including the schedule of investments, as of August 31, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Mid-Cap Growth Fund (S-3), as of August 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended, in conformity with generally accepted accounting principles.

                                                         KPMG Peat Marwick LLP

Boston, Massachusetts
September 27, 1996

Page 19
------------------------------------------------------------------------------

FEDERAL TAX STATUS--FISCAL 1996 DISTRIBUTIONS (Unaudited)

  During the fiscal year ended August 31, 1996, distributions of $0.92 per share were paid in shares or cash. This total includes a taxable long-term capital gain distribution of $0.33 per share. The remaining $0.59 per share is short-term capital gains taxable to shareholders as ordinary income in the year in which received by them or credited to their accounts. Of the ordinary income distributions, 36% is eligible for the corporate dividend received deduction.

  The above figures may differ from those cited elsewhere in this report due to differences in the calculation of income and capital gains for accounting
(book) purposes and Internal Revenue Service (tax) purposes.

  In January 1997, we will send you complete information on the distributions paid during the calendar year 1996 to help you in completing your federal tax return.

PRO FORMA FINANCIAL STATEMENTS
See Notes to Pro Forma Financial Statements
Keystone Strategic Growth Fund (K-2)
Pro-Forma Combining Financial Statements (unaudited)
Portfolio of Investments (000's omitted)

October 31, 1996

                                       Keystone Strategic                Keystone  Mid-Cap                      Pro-Forma
                                         Growth Fund (K-2)                Growth Fund (S-3)                     Combined
                                      Shares   Market Value       Shares   Market Value Adjustments       Shares   Market Value
COMMON STOCKS (89.1%)(d)

BRAZIL (0.6%)
Telecommunications (0.6%)
Telecomunicacoes Brasileiras S.A. ADR   65       $4,843                                                     65        4,843

GERMANY (0.3%)
Retail (0.3%)
Adidas AG                               27        2,314                                                     27        2,314

INDIA (1.1%)
Drugs (1.1%)
Rhone Poulenc Rorer Inc.               125        8,391                                                    125        8,391

ITALY (0.4%)
Capital Goods (0.4%)
Industrie Natuzzi SP ADR                                              68        3,099                       68        3,099

JAPAN (1.4%)
Appliances and Furnishings (0.8%)
Sony Corp.                             100       5,999                                                     100        5,999

Automotive(0.3%)
Fuji Heavy Industry                    570       2,653                                                     570        2,653

Drugs (0.3%)
Taisho Pharmaceutical                  130       2,580                                                     130        2,580
TOTAL JAPAN                                     11,232                                                               11,232


MEXICO (2.7%)
Advertising and Publishing (0.4%)
Grupo Televisa S.A. de C.V.  ADR       120       3,150                                                     120       3,150

Auto Industry (0.6%)
Desc S.A. de C.V. ADR  (a)             230       4,428                                                     230       4,428

Foods (1.2%)
PanAmerican Beverages Inc.  ADR        130       5,671               75       3,272                        205       8,943

Finance (0.5%)
Grupo  Financiero  Banamex           1,837       3,885                                                   1,837       3,885

TOTAL MEXICO                                    17,134                        3,272                                 20,406

NETHERLANDS (1.6%)
Advertising & Publishing (0.9%)
Wolters Kluwer N.V.(a)                  57       7,291                                                     57        7,291

Software Services (0.7%)
Baan Co.                                                           150        5,550                       150        5,550

TOTAL NETHERLANDS                                7,291                        5,550                                 12,841

TAIWAN (0.1%)
Finance(0.1%)
Chronicle 2001 Mutual Fund  (a)      1,653         748                                                  1,653          748

UNITED KINGDOM (2.4%)
Advertising and Publishing (0.8%)
Pearson PLC                            500       6,169                                                    500        6,169

Business Services (0.8%)
Compass Group PLC                      675       6,713                                                    675        6,713

Drugs (0.8%)
Smithkline Beecham P L C               100       6,263                                                    100        6,263

TOTAL UNITED KINGDOM                            19,145                                                              19,145

UNITED STATES (78.5%)
Aerospace (1.1%)
Boeing Co.                              80      7,630                                                      80        7,630
 Rohr Industries, Inc. (a)                                           73       1,358                        73        1,358
                                                7,630                         1,358                                  8,988
Amusement (2.8%)
 HFS, Inc. (a)                         149     10,914               100       7,325                       249       18,239
 MGM Grand, Inc.(a)                                                  90       3,488                        90        3,488
                                               10,914                        10,813                                 21,727
Automotive (1.5%)
Danaher Corp.                           65      2,657               115       4,701                       180        7,358
Gentex Corp.(a)                                                     203       4,779                       203        4,779
                                                2,657                         9,480                                 12,137
Building (1.1%)
Fastenal Co.                            75      3,478                40       1,855                       115        5,333
Oakwood Homes Corp.                                                 130       3,445                       130        3,445
                                                3,478                         5,300                                  8,778
Business Services (8.0%)
Alternative Resource Corp.(a)                                       120       2,393                       120        2,393
 G & K Services, Inc., Class A                                      150       4,350                       150        4,350
 Paychex, Inc.                                                       38       2,184                        38        2,184
 Thermedics, Inc.(a)                                                130       2,698                       130        2,698
Thermo Electron Corp.                  240      8,760               123       4,490                       363       13,250
US Filter Corp. (a)                    153      5,292               241       8,311                       394       13,603
 USA Waste Services, Inc. (a)          400     12,800               250       8,000                       650       20,800
 Viking Office Products, Inc.(a)                                    130       3,794                       130        3,794
                                               26,852                        36,220                                 63,072

Capital Goods (2.7%)
General Electric Co.                   220     21,285                                                     220       21,285

Chemicals (1.7%)
duPont (E. I.)  deNemours and Co.       60      5,565                                                      60        5,565
Hanna M.A. Co.                                                     180       3,825                        180        3,825
 OM Group, Inc.                                                     95       3,848                         95        3,848
                                                5,565                        7,673                                  13,238
Consumer Goods (2.0%)
 CUC International, Inc. (a)           251      6,159                                                     251        6,159
 Manpower, Inc.                                                    125       3,547                        125        3,547
Procter & Gamble Co.                    60      5,940                                                      60        5,940
                                               12,099                        3,547                                  15,646

Drugs (4.1%)
Amercian Home Products Corp.            94      5,770                                                      94        5,770
 Amylin Pharmaceuticals, Inc.(a)                                   300       3,338                        300        3,338
 Gilead Sciences, Inc. (a)             151      3,508              121       2,815                        272        6,323
Guidant Corp.                                                       70       3,229                         70        3,229
Johnson & Johnson Co.                  130      6,403                                                     130        6,403
Warner Lambert Co.                     115      7,317                                                     115        7,317
                                               22,998                        9,382                                  32,380
Electronics Products (2.6%)
 Analog Devices, Inc. (a)              200      5,200              150       3,900                        350        9,100
Intel Corp.                            105     11,530                                                     105       11,530
                                               16,730                        3,900                                  20,630
Finance(11.3%)
Bank of Boston Corp.                   182     11,629               70       4,454                        252       16,083
BankAmerica Corp.                       69      6,304                                                      69        6,304
 BISYS Group, Inc.(a)                                              120       4,478                        120        4,478
Federal Home Loan Mortgage Corp.        90      9,090                                                      90        9,090
 First USA Paymentech, Inc.(a)                                      77       2,849                         77        2,849
Greenpoint Financial Corp.                                         110       5,115                        110        5,115
 Money Store, Inc.                                                  75       1,950                         75        1,950
Morgan Stanley Group Inc.              100      5,025                                                     100        5,025
NationsBank  Corp.                      72      6,767                                                      72        6,767
Northern Trust Corp.                                                45       3,128                         45        3,128
Norwest Corp.                          212      9,319                                                     212        9,319
TCF Financial Corp.                                                100       3,875                        100        3,875
 Travelers Group,  Inc.                215     11,660                                                     215       11,660
 Washington Mutual, Inc.                                            90       3,791                         90        3,791
                                               59,794                       29,640                                  89,434
Foods (3.7%)
Coca Cola Co.                         220      11,110                                                     220       11,110
 Flowers Industries, Inc.             358       8,359                                                     358        8,359
 Phillip Morris Cos., Inc.             51       4,724                                                      51        4,724
 Richfood Holdings, Inc.               66       1,602             132        3,219                        198        4,821
                                               25,795                        3,219                                  29,014
Healthcare Services(1.6%)
 Cardinal Health, Inc.                                             75        5,888                         75        5,888
 IDEXX Laboratories, Inc. (a)                                      87        3,384                         87        3,384
 Lifecore Biomedical, Inc.(a)                                     185        3,110                         185       3,110
                                                                            12,382                                  12,382
Insurance (1.3%)
 American International Group, Inc.    55       5,974                                                      55        5,974
 SunAmerica, Inc.                                                 110        4,125                        110        4,125
                                                5,974                        4,125                                  10,099
Metals & Mining (0.9%)
Aluminum Co. of America                50       2,931                                                      50        2,931
 UCAR International, Inc.(a)                                      100        3,913                        100        3,913
                                                2,931                        3,913                                   6,844
Natural Gas (3.3%)
Anadarko Petroleum Corp.              115       7,330                                                     115        7,330
CMS Energy Corp.                                                  100        3,163                        100        3,163
 Noble Affiliates,  Inc.              175       7,613              85        3,698                        260       11,311
United Meridian Corp. (a)              87       4,105                                                      87        4,105
                                               19,048                        6,861                                  25,909
Office Products(2.7%)
Compaq Computer Corp. (a)              80       5,570                                                      80        5,570
EMC Corp. (a)                         280       7,358            145         3,801                        425       11,159
 Synopsys, Inc. (a)                    20         914             79         3,588                         99        4,502
                                               13,842                        7,389                                  21,231
Oil (2.1%)
Exxon Corp.                            95       8,419                                                      95        8,419
Mobil Corp.                            68       7,881                                                      68        7,881
                                               16,300                                                               16,300
Oil  Services(6.2%)
BJ Services Co.(a)                                               104         4,667                        104        4,667
Devon Energy Corp.                                                30         1,046                         30        1,046
 Diamond Offshore Drilling, Inc.(a)                               42         2,557                         42        2,557
 ENSCO International, Inc. (a)        325      14,056                                                     325       14,056
Halliburton Co.                       100       5,663                                                     100        5,663
 Schlumberger, Ltd.                    50       4,999                                                      50        4,999
 Tidewater, Inc.                      239      10,448            125         5,469                        364       15,917
                                               35,166                       13,739                                  48,905
Paper & Packaging (0.9%)
 Temple Inland, Inc.                                              60         3,075                         60        3,075
 Willamette Industries, Inc.                                      64         4,304                         64        4,304
                                                                             7,379                                   7,379
Restaurants (0.5%)
 Applebees Int'l, Inc.                                           155         3,768                        155        3,768
 Sabre Group Holdings, Inc.                                       15           465                         15          465
                                                                             4,233                                   4,233

Retail (6.0%)
Abercrombie & Fitch Co. (a)           205       4,503                                                     205        4,503
 Autozone, Inc.(a)                                                80        2,050                          80        2,050
 Federated Department Stores, Inc.(a) 100       3,300                                                     100        3,300
Global Directmail Corp.(a)                                        75        3,694                          75        3,694
Kohls Corp.(a)                                                    80        2,880                          80        2,880
 Loehmann's Holdings, Inc.  (a)       100       2,663                                                     100        2,663
 Mossimo, Inc.                                                    51        1,096                          51        1,096
 PETsMART, Inc. (a)                                              212        5,674                         212        5,674
 Saks Holdings,  Inc. (a)             165       5,775                                                     165        5,775
 Staples, Inc. (a)                    418       7,846            242        4,544                         660        12,390
Tiffany & Co.                                                     85        3,130                          85        3,130
                                               24,087                      23,068                                   47,155
Software Services (3.4%)
 America Online, Inc. (a)                                         89        2,414                         89         2,414
 BMC Software, Inc.(a)                                            80        6,630                         80         6,630
Informix Corp.(a)                                                111        2,456                        111         2,456
 McAfee Associates, Inc.(a)                                       16          724                         16           724
Microsoft Corp. (a)                    85      11,672                                                     85        11,672
Parametric Technology Corp. (a)                                   60        2,943                         60         2,943
 Transaction System Architects, Inc.,
Class A (a)                                                       14          582                         14           582
                                               11,672                      15,749                                   27,421
Telecommunications (5.9%)
3Com Corp. (a)                         75       5,077             40        2,708                        115         7,785
Andrew Corp.                                                     100        4,875                        100         4,875
 Cisco Systems,  Inc. (a)              85       5,254                                                     85         5,254
 Lucent Technlogies, Inc.             117       5,490                                                    117         5,490
Teleport Communications Group (a)     190       4,674                                                    190         4,674
 Tellabs, Inc.(a)                                                 75        6,384                         75         6,384
U.S. Robotics Corp.                   120       7,553             40        2,518                        160        10,071
 Winstar Communications, Inc. (a)                                102        2,125                        102         2,125
                                               28,048                      18,610                                   46,658
Utilities (1.1%)
 Allegheny Power Systems, Inc.                                   120        3,585                        120         3,585
 Hawaiian Electric Industries, Inc.                               65        2,316                         65         2,316
 Teco Energy, Inc.                                               100        2,463                        100         2,463
                                                                            8,364                                    8,364
TOTAL UNITED STATES                           372,865                     246,344                                  619,209

 TOTAL COMMON STOCKS
  (Proforma combined cost - $593,548)         443,963                     258,265                                  702,228

PREFERRED STOCK (1.3%)
BRAZIL (1.3%)
Finance (1.1%)
Banco Bradesco S.A.              645,300       5,502                                                 645,300         5,502
Banco Itau S.A.                    6,441       2,790                                                   6,441         2,790
                                               8,292                                                                 8,292
Metals & Mining (0.2%)
Companhia Vale do Rio Doce
Navegacao S.A.                       115       2,384                                                    115          2,384
TOTAL BRAZIL                                  10,676                                                                10,676
 TOTAL PREFERRED STOCK
  (Pro forma combined cost - $9,558)          10,676                                                                10,676

                                Maturity                     Maturity                           Maturity
                                  Value                       Value                              Value
REPURCHASE AGREEMENT (8.2%)
"Investment in repurchase
agreements in a joint trading
 account," "purchased 10/31/96,
5.565%, maturing 11/1/96
(Pro forma combined cost -
       $64,544) (c) "            "$32,255"    "32,250"        "$32,304"    "32,294"             "$64,559"           "64,544"

"TOTAL INVESTMENTS
(Pro forma combined cost-$667,650) (98.6%)                    "486,889"   "290,559"                                "777,448"

FOREIGN CURRENCY HOLDINGS
(Pro forma combined cost-$10) (0.0%) (b)                            10                                                   10

OTHER ASSETS AND LIABILITIES
-- NET (1.4%)                                                   "9,977"        761                                  "10,738"

NET ASSETS (100%)                          "$496,876"                   "$291,320"                               "$788,196"


(a)  Non-income-producing security.
(b) Foreign currency holdings of certain foreign countries are considered illiquid due to current foreign exchange restrictions of these foreign markets.
(c) The repurchase agreement is fully collateralized by U.S. government and/or agency obligations based on market prices at the date of the portfolio.
(d)  % of pro forma combined net assets.
FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS
"HELD BY KEYSTONE STRATEGIC GROWTH FUND (K-2)
AT OCTOBER 31, 1996 (000's omitted)"

                                                                                                      Net Unrealized
Exchange                                                U.S. $ Value at              In Exchange      Appreciation/
Date                                                   "October 31, 1996"            for U.S. $      (Depreciation)
Forward Foreign Currency
  Exchange Contracts to Sell:
                   Contracts to Deliver
11/20/96              "1,758       Pound Sterling"         "$2, 859"                  "$2,720"           ($139)
1/27/97             "668,790       Japanese Yen"             "5,947"                   "6,000"              53

See Notes to Pro-Forma Combining Financial Statements.

KEYSTONE STRATEGIC GROWTH FUND
Pro-Forma Combining Financial Statements (unaudited)
Statement of Assets and Liabilities
October 31, 1996 (000's omitted)

                                             Keystone        Keystone
                                             Strategic       Mid-Cap                           Pro-Forma
                                             Growth          Growth     Adjustments             Combined
                                             (K-2)           (S-3)
Assets:
Investments at value (cost $667,650)      $486,889          $290,559                           $777,448
Cash                                            11                 0                                 11
Foreign currency holdings (cost $10)            10                 0                                 10
Receivable for investment sold              16,837             1,456                             18,293
Dividend and interest receivable               465                91                                556
Unrealized appreciation on forward foreign
       currency exchange contracts              53                 0                                 53
Receivable for Fund shares sold                 20                16                                 36
Foreign tax reclaims                            20                 6                                 26
Prepaid expenses                                41                29                                 70
                                         ---------          --------                           --------
Total Assets                               504,346           292,157                            796,503

Liabilities:
Payable for investments purchased            6,995               644                              7,639
Payable for Fund shares redeemed               214               133                                347
Unrealized depreciation on forward foreign
       currency exchange contracts             139                 0                                139
Foreign tax withheld                            18                 0                                 18
Accrued expenses                               104                60                                164
                                         ---------          --------                           --------
Total Liabilities                            7,470               837                              8,307
                                         ---------          --------                           --------
Net Assets                                $496,876          $291,320                           $788,196
                                         ---------          --------                           --------

Net assets are comprised of:
Paid-in capital                           $361,396          $224,359                           $585,755
Accumulated net realized gain               59,697            18,076                             77,773
Undistributed net investment income             86            14,784                             14,870
Net unrealized appreciation
    of investments                          75,697            34,101                            109,798
                                          --------          --------                          ---------
Net Assets                                 496,876           291,320                            788,196
                                          --------          --------                          ---------

Net Assets                                $496,876          $291,320                           $788,196
Shares of Beneficial Interest Outstanding   57,242            30,864       2,702                 90,808
Net Asset Value                              $8.68             $9.44                              $8.68

See Notes to Pro-Forma Combining Financial Statements.

KEYSTONE STRATEGIC GROWTH FUND
Pro-Forma Combining Financial Statements (unaudited)
Statement of Operations
Year Ended October 31, 1996 (000's omitted)

                                             Keystone        Keystone
                                             Strategic       Mid-Cap                           Pro-Forma
                                             Growth          Growth     Adjustments             Combined
                                             (K-2)           (S-3)
Interest income                              $1,152           $971                                $2,123
Dividend income (Net of foreign withholding
  tax of $103, $17 and $120, respectively)    5,944          1,783                                 7,727
                                             ------          -----                                 -----
Total Income                                  7,096          2,754                                 9,850

Expenses:
Distribution Plan expenses                    4,845          1,854                                 6,699
Advisory fee                                  2,994          1,910         (242)(a)                4,662
Transfer Agent fee                            1,228            708         (291)(b)                1,645
Custodian fees and expenses                     226            195          (63)(b)                  358
Professional fees                                46             78          (73)(b)                   51
Trustees' fees and expenses                      31             15          (14)(c)                   32
Registration and filing fees                     58             44          (44)(b)                   58
Accounting expenses                              24             28          (28)(b)                   24
Reports and notices to shareholders              31             36          (26)(b)                   41
Other expenses                                   26             24          (24)(b)                   26
                                             ------         ------         --------            ---------
Total Expenses                                9,509          4,892         (805)                  13,596

Net Investment loss                          (2,413)        (2,138)         805                   (3,746)

Net realized and unrealized gain/(loss) on investments:
Net realized gain on investments             70,338         34,820                               105,158
Net change in unrealized appreciation/
  (depreciation) on investments              (7,284)         3,308                                (3,976)
                                             ------         ------                               -------
Net gain on investments                      63,054         38,128                               101,182
                                             ------         ------                               -------
Net increase in net assets resulting
       from operations                       $60,641       $35,990         $805                  $97,436
                                             ------         ------         -----                 -------

(a) Reflects a decrease in the investment advisory fee based on the surviving Fund's fee schedule.
(b) Reflects expected cost savings when the funds combine based on elimination of duplicate costs..
(c) Reflects allocation of complex-wide Trustees' fees based on combined assets.

See Notes to Pro-Forma Combining Financial Statements.
Keystone Strategic Growth Fund (K-2)
Notes to Pro-Forma Combining Financial Statements (Unaudited)
October 31, 1996

1. Basis of Combination - The Pro-Forma Statement of Assets and Liabilities, including the Pro- Forma Portfolio of Investments, and the related Pro-Forma
Statement of Operations ("Pro-Forma Statements") reflect the accounts of Keystone Strategic Growth Fund (K-2) and Keystone Mid-Cap Growth Fund (S-3) at October 31, 1996 and for the year then ended.

The Pro-Forma Statements give effect to the proposed transfer of all assets and certain identified liabilities of S-3 shares in exchange for shares of K-2. The Pro-Forma Statements do not reflect the expense of each Fund in carrying out its obligations under the Agreement and Plan of Reorganization (the "Reorganization") as though the merger occurred at the beginning of the period presented.

Under the Reorganization, K-2 will acquire substantially all of the assets of S-3 and assume certain identified liabilities of S-3. Thereafter, there will be a distribution of shares of K-2 to shareholders of S-3 in liquidation and subsequent termination thereof. The information contained herein is based on the experience of each Fund for the year ended October 31, 1996 and is designed to permit shareholders of the consolidating mutual funds to evaluate the financial effect of the proposed Reorganization. The expenses of K-2 and S-3 in connection with the Reorganization (including the cost of any proxy soliciting agents), will be borne by First Union National Bank of North Carolina.

The Pro-Forma Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2. Shares of Beneficial Interest - The Pro-Forma net asset values per share assumes the issuance of additional shares of K-2 which would have been issued at October 31, 1996 in connection with the proposed Reorganization. The amount of additional shares assumed to be issued was calculated based on the net assets of S-3 as of October 31, 1996 of $291,320 (reported in 000's), and the net asset value per share of K-2 of $8.68.

The Pro-Forma shares outstanding of 90,808 (reported in 000's) consist of 33,566 (reported in 000's) additional shares of K-2 to be issued in the proposed
Reorganization, as calculated above, in addition to the shares of K-2 outstanding as of October 31, 1996.

3. Pro-Forma Operations - Pro-Forma operating expenses include the actual expenses of each Fund and the combined Fund, with certain expenses adjusted to reflect the expected expenses of the combined entity. The investment advisory and distribution fees have been calculated for the combined Fund based on the fee schedule in effect for K-2 at the combined level of average net assets for the year ended October 31, 1996.

                         KEYSTONE STRATEGIC GROWTH FUND (K-2)
                                     PART C

                                OTHER INFORMATION


Item 15.     Indemnification.

     The response to this item is incorporated by reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.     Exhibits:

Number    Description

1         Declaration of Trust, as amended(1)
2         By-laws(1)
3         Not applicable
4 Agreement and Plan of Reorganization (included as Exhibit A to the Proxy Statement/Prospectus contained in Part A to this registration statement)
5         Declaration of Trust Articles III, V, VI and VIII;
          By-Laws Article 2, Section 2.5(1)
6 Investment Advisory Agreement between Keystone Investment Management Company and Registrant(2)
7(A) Form of Principal Underwriting Agreements for Registrant's Class A, B and C shares between Registrant and Evergreen Keystone Distributor, Inc. ("EKD")(2)
 (B) Principal Underwriting Agreements for Registrant's Class A, B and C shares between Registrant and Evergreen Keystone Investment Services, Inc. ("EKIS") (2)
 (C)      Form of Dealer Agreements for Class A, B and C shares used by EKD.(2)
 (D) Underwriting Agreements with Kokusai Securities Co., Ltd. and Nomura Securities, Ltd.(1)
8         Not applicable
9 Custodian, Fund Accounting and Recordkeeping Agreement, as amended between State Street Bank and Trust Company and Registrant(1)
10        Rule 12b-1 Distribution Plan.
11        Opinion and consent of Kirkpatrick & Lockhart LLP as to the legality of the shares being issued(3)
12        Tax opinion and consent of Sullivan & Worcester LLP(6)
13        Not applicable
14        Consent of KPMG Peat Marwick LLP
15        Not applicable
16        Powers of Attorney(3) (See signature page included herewith.)
17(A)     Form of Proxy Card(3)
  (B)     Registrant's Rule 24f-2 Declaration(5)

-------------------
(1) Incorporated by reference to post-effective amendment no. 99 to Registrant's registration statement (No.2-10660) (the "Registration Statement") dated January 24, 1996.
(2) Incorporated by reference to post-effective amendment no. 100 to the Registration Statement dated December 27, 1996.
(3)  Filed herewith.
(4) Incorporated by reference to post-effective amendment no. 88 to the Registration Statement.
(5) Registrant is unable to determine the exact post-effective amendment to its Registration Statement containing its Declaration purusuant to Rule 24f-2 (the "Declaration"). To the best of Registrant's knowledge, its Declaration was made within one year of adoption of Rule 24f-2.
(6)  To be filed by amendment.
Item 17. Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed reorganization within a rasonable time after receipt of such opinion or ruling.

                                SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 11th day of April, 1997.

                                        KEYSTONE STRATEGIC GROWTH FUND (K-2)

                                        By:  /s/ John J. Pileggi
                                             ------------------------
                                             Name: John J. Pileggi
                                             Title: President



     Know all men by these presents that each person whose signature appears below hereby severally constitutes and appoints Dorothy E. Bourassa, Terrence
J. Cullen, Rosemary D. Van Antwerp, James P. Wallin and Martin J. Wolin, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign and affix the undersigned's name to any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or incidental to the performance and execution of the powers herein granted, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

     As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities indicated on the 11th day of April, 1997.



/s/ George S. Bissell                   /s/ Charles F.Chapin               /s/ William Walt Pettit
------------------------                -------------------------          -------------------------
George S. Bissell                       Charles F. Chapin                  William Walt Pettit
Chairman of the Board of Trustees       Trustee                            Trustee
  and Chief Executive Officer

/s/ John J. Pileggi                     /s/ K. Dun Gifford                 /s/ David M. Richardson
-------------------------               -------------------------          -------------------------
John J. Pileggi                         K. Dun Gifford                     David M. Richardson
President and Treasurer (Principal      Trustee                            Trustee
  Financial and Accounting Officer)

/s/ Frederick Amling                     /s/ James S. Howell                /s/ Russell A. Salton, III, M.D.
-------------------------               -------------------------          -------------------------
Frederick Amling                        James S. Howell                    Russell A. Salton, III MD
Trustee                                 Trustee                            Trustee

/s/ Laurence B. Ashkin                  /s/ Leroy Keith, Jr.               /s/ Michael S. Scofield
-------------------------               -------------------------          -------------------------
Laurence B. Ashkin                      Leroy Keith, Jr.                   Michael S. Scofield
Trustee                                 Trustee                            Trustee

/s/ Charles A. Austin, III              /s/ F. Ray Keyser, Jr.             /s/ Richard J. Shima
--------------------------              -------------------------          -------------------------
Charles A. Austin, III                  F. Ray Keyser, Jr.                 Richard J. Shima
Trustee                                 Trustee                            Trustee

/s/ Foster Bam                          /s/ Gerald M. McDonnell            /s/ Andrew J. Simons
-------------------------               -------------------------          -------------------------
Foster Bam                              Gerald M. McDonell                 Andrew J. Simons
Trustee                                 Trustee                            Trustee

/s/ Edwin D. Campbell                   /s/ Thomas L. McVerry
-------------------------               -------------------------
Edwin D. Campbell                       Thomas L. McVerry
Trustee                                 Trustee


                               INDEX TO EXHIBITS

N-14
EXHIBIT NO.                                                       Page

11       Opinion and Consent of Kirkpatrick & Lockhart LLP
14       Consent of KPMG Peat Marwick LLP
17       Form of Proxy Card
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